EXHIBIT A

                          JOINT PLAN OF REORGANIZATION

                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

-----------------------------------------------------x
                                                     )  Chapter 11
In re:                                               )
                                                     )  Case No. 01-11101 (PJW)
GENERAL DATACOMM INDUSTRIES, INC.,                   )
 et al.,                                             )
------                                               )
                                                     )  (Jointly Administered)
                                                     )
                                    Debtors.         )
-----------------------------------------------------x

                   AMENDED JOINT PLAN OF REORGANIZATION UNDER
                 CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE
                 ------------------------------------------------

Joel A. Waite                                 SHULTE ROTH & ZABEL, LLP
Michael R. Nestor                             Michael L. Cook
YOUNG CONAWAY STARGATT &                      David M. Hillman
TAYLOR, LLP                                   919 Third Avenue
P.O. Box 391                                  New York, NY  10022
1000 West Street, 17th Floor                  (212) 756-2000
Wilmington, Delaware  19801
(312) 571-6600                                         - and -

Counsel to the Debtors                          ZUCKERMAN SPAEDER LLP
and Debtors-In-Possession                       Thomas G. Macauley
                                                One Commerce Center
                                                1201 Orange Street, Suite 650
                                                Wilmington, DE  19801
                                                (302) 427-0400

                                                Co-Counsel to Ableco Finance LLC
                                                and Foothill Capital Corporation






Dated:  April 29, 2003

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                                TABLE OF CONTENTS



                                    ARTICLE 1


                                                                            Page

DEFINITIONS...................................................................1
       1.1         Ableco.....................................................1
       1.2         Administrative Bar Date....................................1
       1.3         Administrative Claim.......................................1
       1.4         Allowed Claim..............................................2
       1.5         Assumed Agreement..........................................2
       1.6         Avoidance Action...........................................2
       1.7         Ballot.....................................................2
       1.8         Bankruptcy Code............................................2
       1.9         Bankruptcy Court...........................................2
      1.10         Bankruptcy Rules...........................................2
      1.11         Business Day...............................................2
      1.12         Cash.......................................................3
      1.13         Causes of Action...........................................3
      1.14         Chapter 11 Cases...........................................3
      1.15         Claim......................................................3
      1.16         Committee..................................................3
      1.17         Common Stock...............................................3
      1.18         Confirmation Date..........................................3
      1.19         Confirmation Order.........................................3
      1.20         Contingent Claim...........................................3
      1.21         Convenience Class Claim....................................3
      1.22         Creditor...................................................3
      1.23         Debtors....................................................3
      1.24         Disclosure Statement.......................................4
      1.25         Disputed Claim.............................................4
      1.26         Distribution Date..........................................4
      1.27         Effective Date.............................................4
      1.28         Employee Stock Bonus Plan..................................4
      1.29         Equity Interest............................................4
      1.30         Final Distribution Date....................................4
      1.31         Final Order................................................4
      1.32         Foothill...................................................4
      1.33         GDC........................................................4
      1.34         GDC Common Stock...........................................5
      1.35         General DataComm...........................................5
      1.36         General Unsecured Claim....................................5
      1.37         Lender.....................................................5
      1.38         Lender Director Selection Right............................5

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      1.39         Lender Release.............................................5
      1.40         Lender Secured Claim.......................................5
      1.41         Lender Warrants............................................5
      1.42         New Debentures.............................................5
      1.43         New Indenture..............................................5
      1.44         New Indenture Trustee......................................6
      1.45         New Lender Loan and Security Agreement.....................6
      1.46         New Lender PIK Obligation..................................6
      1.47         New Lender Term Obligation.................................6
      1.48         Old GDC Stock Option Plans.................................6
      1.49         Other Priority Claims......................................6
      1.50         Person.....................................................6
      1.51         Petition Date..............................................6
      1.52         Plan.......................................................6
      1.53         Plan Supplement............................................6
      1.54         Pre-Petition Secured Loan Agreements.......................7
      1.55         Preferred Interests........................................7
      1.56         Priority Tax Claim.........................................7
      1.57         Pro Rata...................................................7
      1.58         Registered Holder..........................................7
      1.59         Rejected Agreement.........................................7
      1.60         Reorganized Debtors........................................7
      1.61         Retiree Benefits...........................................7
      1.62         Schedules..................................................7
      1.63         Secured Claim..............................................7
      1.64         73/4% Debentures...........................................7
      1.65         73/4% Indenture............................................8
      1.66         73/4% Indenture Trustee....................................8
      1.67         Subsidiary Debtors.........................................8
      1.68         Taxes......................................................8
      1.69         Unsecured Claim............................................8
      1.70         Unsecured Creditors Director Selection Right...............8
      1.71         Unsecured Deficiency Claim.................................8
      1.72         Voting Deadline............................................8
      1.73         Other Definitions..........................................8


                                    ARTICLE 2


SUBSTANTIVE CONSOLIDATION AND MERGER..........................................9

                                    ARTICLE 3


PROVISIONS AND PAYMENT OF ALLOWED
 ADMINISTRATIVE AND PRIORITY TAX CLAIMS.......................................10
       3.1         General....................................................10
       3.2         Treatment of Administrative Claims.........................10
       3.3         Treatment of Priority Tax Claims...........................10
       3.4         Bar Date for Administrative Claims.........................10


                                    ARTICLE 4


DESIGNATION OF AND PROVISIONS FOR
 TREATMENT OF CLAIMS AND EQUITY INTERESTS.....................................11
       4.1         Class 1 - Other Priority Claims............................11
       4.2         Class 2 - Allowed Lender Secured Claim.....................11
       4.3         Class 3 - Other Secured Claims.............................11
       4.4         Class 4 - Allowed General Unsecured Claims.................11
       4.5         Class 5 - Allowed Convenience Class Claims.................11
       4.6         Class 6 - Preferred Interests in GDC.......................12
       4.7         Class 7 = Equity Interest in Subsidiary Debtors............12
       4.8         Class 8 - GDC Common Stock Interests.......................12


                                    ARTICLE 5


EXECUTORY CONTRACTS AND EXPIRED LEASES........................................12
       5.1         Assumption of Certain Executory Contracts
                    and Unexpired Leases......................................12
       5.2         Rejection and Cancellation of 73/4% Indenture..............13
       5.3         Indemnification Obligations Assumed........................13
       5.4         Claims Based on Rejection of Executory.....................13
                    Contracts or Unexpired Leases.............................13


                                    ARTICLE 6


ACCEPTANCE OR REJECTION OF THIS PLAN;
 EFFECT OF REJECTION BY ONE OR MORE CLASSES...................................14
       6.1         Impaired Classes to Vote...................................14
       6.2         Acceptance By Class of Creditors...........................14
       6.3         Acceptance By Class of Interests...........................14
       6.4         Cramdown...................................................14

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                                    ARTICLE 7


PROVISIONS COVERING DISTRIBUTIONS
 AND PAYMENTS.................................................................15
       7.1         Making of Distributions and Payments.......................15
       7.2         Distribution to Lenders....................................15
       7.3         Distribution of New Debentures.............................15
       7.4         Delivery of Distributions; Unclaimed Property..............15
       7.5         Payments of Less Than Five Dollars.........................16


                                    ARTICLE 8


PROCEDURES FOR RESOLVING DISPUTED
     CLAIMS AND CAUSES OF ACTION..............................................16
       8.1         Filing of Objections to Claims.............................17
       8.2         Prosecutions of Objections to Claims.......................17
       8.3         Payment or Distribution Upon Resolution
                    of Disputed Claims........................................17
       8.4         Causes of Action...........................................17


                                    ARTICLE 9


MEANS FOR IMPLEMENTATION OF THIS
     JOINT PLAN    18
       9.1         Conveyance Free and Clear..................................18
       9.2         Cancellation of Certain Existing Securities
                     and Agreements...........................................18
       9.3         Surrender of Instruments...................................19
       9.4         Release of Certain Claims and Actions......................19
       9.5         Exculpation................................................20
       9.6         Exemption from Certain Taxes...............................20
       9.7         Certificate of Incorporation and By-Laws...................20
       9.8         Directors and Officers.....................................20
       9.9         Revesting of Assets; No Further Supervision................21
      9.10         Authority to Implement.....................................21
      9.11         No Injunctive Relief.......................................21

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                                   ARTICLE 10


CONDITIONS PRECEDENT TO THE EFFECTIVE DATE....................................21
      10.1         Effectiveness of this Plan.................................21
      10.2         Conditions Not Satisfied or Waived.........................22


                                   ARTICLE 11


MISCELLANEOUS PROVISIONS......................................................22
      11.1         Modification of Payment Terms..............................22
      11.2         Discharge of Debtors.......................................22
      11.3         Filing of Additional Documents.............................23
      11.4         Compliance with Tax Requirements...........................23
      11.5         Setoffs....................................................23
      11.6         Retiree Benefits...........................................23
      11.7         Payment of Certain Expenses by the
                    Reorganized Debtors.......................................23
      11.8         Termination of Committee...................................23
      11.9         Section Headings...........................................23
     11.10         Waiver.....................................................24
     11.11         Notices....................................................24
     11.12         Severability...............................................24
     11.13         Plan Controls..............................................24
     11.14         Reservation of Rights......................................24
     11.15         Governing Law..............................................25
     11.16         Non-Voting Equity Securities...............................25
     11.17         Exemption from Transfer Taxes..............................25
     11.18         Termination of Subordination Rights........................25
     11.19         Payment of Statutory Fees..................................25


                                   ARTICLE 12


PROVISIONS FOR EXECUTION AND
 SUPERVISION OF THIS PLAN.....................................................26
      12.1         Retention of Jurisdiction..................................26
      12.2         Amendment of Plan..........................................27
      12.3         Revocation of Plan.........................................27
      12.4         Implementation.............................................28

                                   ARTICLE 13


CONFIRMATION REQUEST..........................................................29
      13.1


SCHEDULES

Schedule 1.4       Assumed Agreements
Schedule 1.41      Terms of Lender Warrants
Schedule 1.42      Terms of New Debentures
Schedule 1.46      Terms of New PIK Obligation
Schedule 1.46.1    Debtors' Claims Analysis Of Lenders Claim as of 6/12/02
Schedule 1.47      Terms of New Lender Term Obligation
Schedule 1.47.1    List of Assets Related to Discontinued
                    Operations of Debtors or Excess Assets of Debtors

              AMENDED JOINT PLAN OF REORGANIZATION UNDER CHAPTER 11
                      OF THE UNITED STATES BANKRUPTCY CODE
                      ------------------------------------



               GENERAL DATACOMM INDUSTRIES, INC., GENERAL DATACOMM, INC., DATACOMM LEASING CORPORATION, GDC FEDERAL SYSTEMS, INC., GDC REALTY, INC., GDC NAUGATUCK, INC., GDC HOLDING COMPANY, LLC, DATACOMM RENTAL CORPORATION, GENERAL DATACOMM INTERNATIONAL CORPORATION and GENERAL DATACOMM CHINA LTD., the Debtors and Debtors-in-Possession in the above-captioned jointly administered Chapter 11 Cases (Debtors"), Ableco Finance LLC and FOOTHILL CAPITAL CORPORATION hereby propose the following Joint Plan of Reorganization pursuant to section 1121(a), title 11, United States Code.


                                   ARTICLE 1.

                                   DEFINITIONS

               As used in this Plan, the following terms shall have the respective meanings specified below:

               1.1 Ableco. Ableco Finance LLC.

               1.2 Administrative Bar Date. The date forty-five (45) days after the Effective Date or such other date(s), if any, as determined by order of the Bankruptcy Court.

               1.3 Administrative Claim. Any cost or expense of administration of the Chapter 11 Cases (a) required to be asserted by filing an application with the Bankruptcy Court on or before the Administrative Bar Date or (b) Allowed under section 503(b) of the Bankruptcy Code, except to the extent the holder of such Claim agrees to be treated differently. Administrative Claims include, but are not limited to, (i) any actual and necessary expenses of preserving the estate of the Debtors incurred during the Chapter 11 Cases, (ii) any actual and necessary expenses of operating the business of the Debtors incurred during the Chapter 11 Cases, (iii) any indebtedness or obligations incurred or assumed by the Debtors in connection with the conduct of the business as a debtor-in-possession or for the acquisition or lease of property by, or for the rendition of services to, the Debtors as debtors-in-possession,
(iv) obligations pursuant to executory contracts assumed by the Debtors pursuant to an order of the Bankruptcy Court, (v) all Claims as provided by section 507(b) of the Bankruptcy Code, (vi) all allowances of compensation or reimbursement of expenses to the extent allowed by the Bankruptcy Court, (vii) any Allowed Contingent Claims which are granted administrative priority status by Final Order of the Bankruptcy Court, (viii) all fees payable and unpaid under section 1930 of title 28, United States Code and (ix) any fees or charges assessed against the estates of the Debtors under Chapter 123, title 28, United States Code.

               1.4 Allowed Claim. Any Claim against the Debtors (i) proof of which (or application for) was filed on or before the date designated by the Bankruptcy Court as the last date for filing proofs of claims against the Debtors or, if no proof of claim is filed, which has been or hereafter is listed by the Debtors in their Schedules as liquidated in amount and not disputed or contingent and, in either case, a Claim as to which, (a) no objection to the allowance thereof has been interposed within the applicable period of limitation fixed by this Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (b) the Debtors have determined that no objection will be filed, or
(ii) in favor of any Person arising from a judgment against such Person in any Avoidance Action (if the effect of such judgment gives such Person an Allowed General Unsecured Claim). A Disputed Claim shall be an Allowed Claim if, and only to the extent that, such Disputed Claim has been Allowed by a Final Order. The term "Allowed," when used to modify a reference in this Plan to any Claim or class of Claims, shall mean a Claim (or any Claim in any such class) that is allowed, e.g., an Allowed Secured Claim is a Claim that has been Allowed to the extent of the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of any interest in property of the estates of the Debtors securing such Claim. Unless otherwise specified in this Plan or in the Final Order of the Bankruptcy Court allowing such Claim, "Allowed Claim" shall not include interest on the amount of such Claim from and after the Petition Date.

               1.5 Assumed Agreement. Each executory contract and unexpired lease of the Debtors that is assumed pursuant to the Plan, including, without limitation, those listed on Schedule 1.4 hereof, which schedule may be amended by the Debtors prior to entry of the Confirmation Order.

               1.6 Avoidance Action. Any action to avoid a transfer of property or to recover property pursuant to ss.ss. 542, 543, 544, 545, 546, 547, 548, 549, 550, 551 or 553 of the Bankruptcy Code.

               1.7 Ballot. The document used in voting on the Plan that must be executed and delivered by holders of Claims and Interests entitled to vote on the Plan.

               1.8 Bankruptcy Code. The Bankruptcy Reform Act of 1978, as amended, title 11, United States Code.

               1.9 Bankruptcy Court. The unit of the United States District Court for the District of Delaware having jurisdiction over the Chapter 11 Cases.

               1.10 Bankruptcy Rules. The Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases.

               1.11 Business Day. Any day other than a Saturday, Sunday or other day on which commercial banks in New York are authorized or required by law to close.

               1.12 Cash. Cash and readily marketable securities or instruments including, without limitation, readily marketable direct obligations of the United States of America or agencies or instrumentalities thereof, time certificates of deposit issued by any bank, and commercial paper.

               1.13 Causes of Action. Any and all actions, causes of action, liabilities, obligations, rights, suits, debts, damages, judgments, claims and demands whatsoever, whether known or unknown, contingent or non-contingent, liquidated or unliquidated, in law, equity or otherwise, of the Debtors with respect to any other party, existing at or prior to the Effective Date, including, without limitation, Avoidance Actions.

               1.14 Chapter 11 Cases. The cases under Chapter 11 of the Bankruptcy Code in which the Debtors are the debtors.

               1.15 Claim. Any right to payment from the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, arising at any time before the Effective Date or relating to any event that occurred before the Effective Date; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, arising at any time before the Effective Date or relating to any event that occurred before the Effective Date.

               1.16 Committee. The official committee of unsecured creditors appointed in the Debtors' Chapter 11 Cases by the Office of the United States Trustee on November 20, 2001.

               1.17 Common Stock. All of the outstanding shares of common stock (or equivalent common equity security, however designated) in the Debtors.

               1.18 Confirmation Date. The date upon which the Bankruptcy Court enters the Confirmation Order.

               1.19 Confirmation Order. An order of the Bankruptcy Court confirming this Plan in accordance with the provisions of Chapter 11 of the Bankruptcy Code.

               1.20 Contingent Claim. A Claim which is either contingent or unliquidated on or immediately before the Confirmation Date.

               1.21 Convenience Class Claim. Any Unsecured Claim of $1,000 or less or that is reduced to $1,000 by the holder thereof by making such election on its ballot.

               1.22 Creditor. Any Person that holds a Claim against the Debtors.

               1.23 Debtors. The Debtors (as defined in the preamble), including in their capacity as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

               1.24 Disclosure Statement. The disclosure statement filed with the Bankruptcy Court with respect to the Plan, either in its present form or as it may be altered, amended or modified from time to time.

               1.25 Disputed Claim. A Claim which is the subject of a timely objection interposed by the Debtors or the Reorganized Debtors, if at such time such objection remains unresolved; provided, however, that the Bankruptcy Court may determine the amount of a Disputed Claim for purposes of allowance pursuant to section 502(c) of the Bankruptcy Code; provided, further, that, except as otherwise provided in Section 7.3 of this Plan, the Debtors or the Reorganized Debtors, in their sole discretion, may elect to treat the portion of a Disputed Claim, if any, that is not in dispute as an Allowed Claim, with the disputed portion remaining a Disputed Claim.

               1.26 Distribution Date. With respect to any Allowed Claim, each date on which a distribution is made with respect to such Allowed Claim.

               1.27 Effective Date. The Business Day on which all of the conditions set forth in Section 10.1 of this Plan shall have been satisfied or waived .

               1.28 Employee Stock Bonus Plan. The new stock bonus plan being established for directors, officers and employees of the Debtors under which they will receive, in the aggregate, up to 20% of the Common Stock of Reorganized GDC on a fully diluted basis (but subject to dilution upon exercise of the Lender Warrants), as will be more fully set forth in the Stock Bonus Plan to be filed as a Plan Supplement at least ten days prior to the Voting Deadline.

               1.29 Equity Interest. Any interest in the Debtors represented by any class or series of Preferred Stock, Common Stock or other capital stock of the Debtors prior to the Petition Date, and any and all warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever relating to any such shares of capital stock of the Debtors. Equity Interests also include, without limitation, all Stockholder Actions and other Claims arising from rescission of a purchase or sale of an Equity Interest, for damages arising from the purchase or sale of such an Equity Interest, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

               1.30 Final Distribution Date. The first Distribution Date to occur after all Disputed Claims are resolved and Avoidance Actions that are pursued and prosecuted by or on behalf of the Debtors by the Reorganized Debtors have been resolved by Final Order.

               1.31 Final Order. An order which is no longer subject to appeal, certiorari proceeding or other proceeding for review or rehearing, and as to which no appeal, certiorari proceeding, or other proceeding for review or rehearing shall then be pending.

               1.32 Foothill. Foothill Capital Corporation.

               1.33 GDC. General DataComm Industries, Inc.

               1.34 GDC Common Stock. The currently outstanding shares of Common Stock or Common Stock equivalents of GDC, $.10 par value, as well as the Class B Common Stock and the remaining shares of Redeemable 5% Preferred Stock automatically converted into shares of Common Stock of GDC on July 31, 2002.

                  1.35  General DataComm.  General DataComm, Inc.

                  1.36 General Unsecured Claim. Any Unsecured Claim, other than an Administrative Claim, an Other Priority Claim, a Priority Tax Claim, or a Convenience Class Claim. Allowed General Unsecured Claims include, without limitation, Allowed Unsecured Deficiency Claims, and any Claim in favor of any Person arising from a judgment against such Person in any Avoidance Action (if the effect of such judgment gives such Person an Allowed General Unsecured Claim).

               1.37 Lender. Collectively, Ableco and Foothill.

               1.38 Lender Director Selection Right. The right of Ableco to select three directors of GDC for so long as any portion of the New Lender Term Obligation or the New Lender PIK Obligation remains outstanding.

               1.39 Lender Release. The mutual release to be executed by the Debtors, Ableco and Foothill on the Effective Date, which shall release all rights, claims and causes of action between the parties, except as otherwise provided for in the New Lender Loan and Security Agreement and the Lender Warrants, as will be more fully set forth in the form of release to be filed as a Plan Supplement at least 10 days prior to the Voting Deadline.

               1.40 Lender Secured Claim. The Secured Claim of the Lender which is being satisfied by the agreed upon treatment provided for in Section 4.2 of the Plan.

               1.41 Lender Warrants. The warrants to be given to Ableco under the Plan, which shall contain those provisions outlined in Schedule 1.41 hereto and as will be more fully set forth in the form of warrant agreement (and the related registration rights agreement) to be included in the Plan Supplement to be filed with the Court at least 10 days prior to the Voting Deadline.

               1.42 New Debentures. The Debentures to be issued pursuant to the New Indenture and distributed to the holders of Allowed General Unsecured Claims, which shall be subject to those provisions outlined in Schedule 1.42 hereto, and as will be more fully set forth in the form of New Indenture to be included in the Plan Supplement to be filed with the Court at least 10 days prior to the Voting Deadline.

               1.43 New Indenture. The indenture agreement which shall govern the terms of the New Debentures and the rights and duties of the New Indenture Trustee, which shall contain those provisions outlined in Schedule 1.42 hereto and as will be more fully set forth in the form of indenture agreement to be included in the Plan Supplement to be filed with the Court at least 10 days prior to the Voting Deadline.

               1.44 New Indenture Trustee. The indenture trustee for the New Debentures to be selected by the Debtors prior to the Effective Date, or any replacement for such indenture trustee.

               1.45 New Lender Loan and Security Agreement. The new loan and security agreement to be executed on the Effective Date and which shall govern the New Lender Term Obligation and the New Lender PIK Obligation, as will be more fully set forth in the form of loan and security agreement to be included in the Plan Supplement to be filed with the Court at least 10 days prior to the Voting Deadline.

               1.46 New Lender PIK Obligation. The obligation in the face amount of $5,000,000 as of August 20, 2002 to be given to Ableco under the Plan, which shall contain those provisions outlined in Schedule 1.46 hereto and as will be more fully set forth in the form of note to be included in the Plan Supplement to be filed with the Court at least 10 days prior to the Voting Deadline.

               1.47 New Lender Term Obligation. The obligation in the face amount of $25,000,000 as of August 20, 2002 to be given to Ableco under the Plan which shall contain those provisions outlined on Schedule 1.47 hereto and as will be more fully set forth in the form of note to be included in the Plan Supplement to be filed with the Court at least 10 days prior to the Voting Deadline.

               1.48 Old GDC Stock Option Plans. All contracts, plans, agreements or arrangements existing on the Petition Date providing for the grant to any current or former employees of the Debtors of Common Stock or warrants or options to acquire Common Stock of GDC.

               1.49 Other Priority Claims. Any Claim to the extent entitled to priority in payment under sections 507(a)(2) through 507(a)(7) of the Bankruptcy Code.

               1.50 Person. An individual, a corporation, a partnership, an association, a joint stock company, a joint venture, an estate, a trust, an unincorporated organization or a government, governmental unit or any subdivision thereof or any other entity.

               1.51 Petition Date. November 2, 2001.

               1.52 Plan. This Plan of Reorganization, either in its present form or as it may be amended or modified from time to time in any manner permitted by the Bankruptcy Code or Bankruptcy Rules.

               1.53 Plan Supplement. The collection of Plan related documents to be filed with the Court at least 10 days prior to the Voting Deadline, which may consist of one or multiple filings.

               1.54 Pre-Petition Secured Loan Agreements. The loan and security agreement, pledge agreements, notes and other documents evidencing the Debtors' pre-petition secured loan obligations to Ableco and Foothill.

               1.55 Preferred Interests. The 9% Preferred Stock of GDC and any other Equity Interests in GDC having priority over the GDC Common Stock.

               1.56 Priority Tax Claim. Any Claim arising prior to the Petition Date to the extent entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code.

               1.57 Pro Rata. As of any certain date, with respect to any Allowed Claim or Allowed Equity Interest in any Class, the proportion that such Allowed Claim or Allowed Equity Interest bears to the aggregate amount of all Claims or Equity Interests, including Disputed Claims or Equity Interests, in such Class.

               1.58 Registered Holder. The holder of record of any shares of GDC Common Stock on the applicable record date, as such holder's name appears on the stock registry of GDC.

               1.59 Rejected Agreement. Each executory contract and unexpired lease of the Debtors which (i) is not an Assumed Agreement, (ii) has not been expressly assumed or rejected by order of the Bankruptcy Court prior to the Confirmation Date, or (iii) is not the subject of a pending motion to assume on the Effective Date.

               1.60 Reorganized Debtors. Collectively, the Debtors from and after the Effective Date, as reorganized, discharged and revested with their assets pursuant to this Plan.

               1.61 Retiree Benefits. Payments to any Person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical, or hospital care benefits, or benefits in the event of sickness, accident, disability, or death under any plan, fund, or program (through the purchase of insurance or otherwise) maintained or established in whole or in part by any of the Debtors prior to the Petition Date.

               1.62 Schedules. The schedules of assets and liabilities and any amendments thereto filed by the Debtors with the Bankruptcy Court in accordance with section 521(l) of the Bankruptcy Code.

               1.63 Secured Claim. A Claim to the extent of the value, as determined pursuant to section 506(a) or 1111(b) of the Bankruptcy Code, of any interest in property of the Debtors' estates securing such Claim. To the extent that the value of such interest is less than the amount of the Claim which has the benefit of such security, such Claim is an Unsecured Deficiency Claim unless, in any such case, the class of which such Claim is a part makes a valid and timely election under section 1111(b) of the Bankruptcy Code to have such Claim treated as a Secured Claim to the extent allowed.

               1.64 73/4% Debentures. GDC's 73/4% Convertible Senior Subordinated Debentures due 2002.

               1.65 7 3/4% Indenture. The Indenture dated as of September 26, 1997 between GDC and Continental Stock Transfer & Trust Company, with respect to the 7 3/4% Debentures.

               1.66 73/4% Indenture Trustee. Continental Stock Transfer & Trust Company in its capacity as trustee with respect to the 73/4% Debentures.

               1.67 Stockholder Actions. Any claims, litigation or actions brought or that could have been or could be brought by or on behalf of stockholders of GDC or derivatively on behalf of GDC or any of its subsidiaries, arising out of or with respect to any action, event or omission occurring before the Confirmation Date.

               1.68 Subsidiary Debtors. The Debtors, other than GDC.

               1.69 Taxes. All income, franchise, excise, sales, use, employment, withholding, property, payroll and other taxes, assessments, and governmental charges, together with any interest, penalties, additions to tax, fines, and similar amounts relating thereto, imposed or collected by any federal, state, local or foreign governmental authority.

               1.70 Unsecured Claim. A Claim not secured by a charge against or interest in property in which the Debtors' estates have an interest, including any Unsecured Deficiency Claim, and any Claim arising at any time under Bankruptcy Rule 3002(c)(3).

               1.71 Unsecured Creditors Director Selection Right. The right of the Committee initially and after the Effective Date the right of the New Indenture Trustee to select one director of GDC for so long as any portion of the New Debentures remain outstanding, provided that if the Lender Secured Claim has not been paid in full by the third anniversary of the Effective Date, the New Indenture Trustee shall have the right to select two additional directors of GDC (for a total of three) until the Lender Secured Claim has been paid in full, and provided further however, in the event there is a payment default with respect to the New Debentures that is not cured within 60 days after notice, the Indenture Trustee shall be entitled to appoint a majority of the board of directors of GDC until the New Debentures have been paid in full.

               1.72 Unsecured Deficiency Claim. A Claim by a Creditor arising out of the same transaction as a Secured Claim to the extent that the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of such Creditor's interest in property of the Reorganizing Debtors' estates securing such Claim is less than the amount of the Claim which has the benefit of such security as provided by section 506(a) of the Bankruptcy Code.

               1.73 Voting Deadline. The date set in an order of the Bankruptcy Court as the deadline for the return of Ballots accepting or rejecting the Plan.

               1.74 Other Definitions. Unless the context otherwise requires, any capitalized term used and not defined herein or elsewhere in this Plan but that is defined in the Bankruptcy Code or Bankruptcy Rules shall have the meaning set forth therein. Wherever from the context it appears appropriate, each term stated in either of the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter. The words "herein," "hereof," "hereto," "hereunder," and others of similar inference refer to this Plan as a whole and not to any particular article, section, subsection, or clause contained in this Plan. The word "including" shall mean including without limitation.

                                    ARTICLE 2

                      SUBSTANTIVE CONSOLIDATION AND MERGER
                      ------------------------------------

               Pursuant to the Plan, the Chapter 11 Cases of the Debtors will be substantively consolidated for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation and distribution. As a result of such substantive consolidation, (i) all assets and liabilities of the Subsidiary Debtors shall be treated as though they were merged into and with the assets and liabilities of GDC, (ii) no distributions shall be made under the Plan on account of intercompany claims among the Debtors, (iii) all guarantees of the Debtors of the obligations of any other Debtor and any joint or several liability of any of the Debtors shall be deemed to be one obligation of the consolidated Debtors and (iv) each and every Claim filed or to be filed in the Chapter 11 Cases of any of the Debtors shall be deemed filed against the consolidated Debtors and shall be deemed one Claim against and obligation of the consolidated Debtors. Such substantive consolidation shall not (other than for purposes related to the Plan) affect (i) the legal and corporate structures of the Reorganized Debtors, except that on the Effective Date, DataComm Rental Corporation, General DataComm International Corporation and General DataComm China, Ltd shall be merged into GDC and shall cease to exist as separate corporate entities, (ii) Subsidiary Equity Interests and (iii) pre and post Confirmation Date guarantees that are required to be maintained (a) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed, or (b) pursuant to the Plan. Notwithstanding the foregoing, substantive consolidation will not affect the obligation of each and every debtor to pay quarterly fees to the Office of the United States Trustee pursuant to 28 U.S.C. ss. 1930 (a)(6) until each case is closed, converted or dismissed. At the Confirmation Hearing, the Debtors may submit an order to the Court closing some or all of the Chapter 11 Cases other than the Chapter 11 Case of GDC, effective as of the Effective Date.

                                   ARTICLE 3.

                        PROVISIONS FOR PAYMENT OF ALLOWED
                     ADMINISTRATIVE AND PRIORITY TAX CLAIMS
                     --------------------------------------

               3.1 General. Administrative Claims and Priority Tax Claims are not classified in this Plan. The treatment of and consideration to be received by holders of Allowed Administrative Claims and Allowed Priority Tax Claims pursuant to this Article 3 of the Plan shall be in full and complete satisfaction, settlement, release and discharge of such Claims. The Debtors' obligations in respect of such Allowed Administrative and Priority Tax Claims shall be satisfied in accordance with the terms of this Plan.

               3.2 Treatment of Administrative Claims. Except to the extent the holder of an Allowed Administrative Claim agrees otherwise, each holder of an Allowed Administrative Claim shall be paid in respect of such Allowed Claim the full amount thereof, in Cash, as soon as practicable after the later of (i) the Effective Date and (ii) the date on which such Claim becomes an Allowed Claim, except that Allowed Administrative Claims arising in the ordinary course of business shall, if due at a later date pursuant to their terms, be paid when otherwise due. On the Effective Date, the Reorganized Debtors shall establish a reserve, in an amount to be agreed to by the Committee and Debtors prior to the Confirmation Hearing or in the absence of such an agreement in an amount to be established by the Court at the Confirmation Hearing, to be used to pay all or a portion of the accrued and unpaid fees and expenses of the Committee's professionals existing as of the Effective Date.

               3.3 Treatment of Priority Tax Claims. Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, at the sole option of the Reorganized Debtors,
(a) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as is practicable, or (b) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to 4.25%, over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim.

               3.4 Bar Date for Administrative Claims. Unless otherwise ordered by the Bankruptcy Court, requests for payment of Administrative Claims, including all applications for final allowance of compensation and reimbursement of expenses must be filed and served on the Reorganized Debtors, the Office of the United States Trustee and counsel to the Committee and Lender, no later than forty-five (45) days after the Effective Date. Any Person required to file and serve a request for payment of an Administrative Claim and who fails to timely file and serve such request, shall be forever barred, estopped and enjoined from asserting such Claim or participating in distributions under the Plan on account thereof.

                                    ARTICLE 4

                               DESIGNATION OF AND
                           PROVISIONS FOR TREATMENT OF
                           CLAIMS AND EQUITY INTERESTS
                           ---------------------------

               A Claim or Equity Interest is included in a particular class or designation only to the extent that such Claim or Equity Interest qualifies within the description of that class or designation, and is in a different class or designation to the extent that the remainder of such Claim or Equity Interest qualifies within the description of such different class or designation. The Claims against and Equity Interests in the Debtors are designated, and shall be treated, as follows:

               4.1 Class 1 - Other Priority Claims. Allowed Other Priority Claims are unimpaired by this Plan. The legal, contractual and equitable rights of each Allowed Class 1 Claim shall be left unaltered. Payment in full in Cash shall be made to the holders of Allowed Class 1 Claims as soon as practicable after the later of (i) the Effective Date, and (ii) the date on which any such Claim becomes an Allowed Claim. The holders of Claims in this Class are not entitled to vote because their Claims are unimpaired.

               4.2 Class 2 - Allowed Lender Secured Claim. The Allowed Lender Secured Claim is impaired by the Plan. In full and complete satisfaction of the Allowed Lender Secured Claim, the holder thereof shall receive the New Lender Loan and Security Agreement, the Lender Warrants, the Lender Release and the Lender Director Selection Right. The holders of the Claim in this class are entitled to vote because their Claim is impaired.

               4.3 Class 3 - Other Secured Claims. Allowed Other Secured Claims may be impaired by the Plan. Each Allowed Other Secured Claim, if any, shall be deemed to be a separate subclass. In full satisfaction of each Allowed Other Secured Claim, each holder of such Claim shall, at the option of the Reorganized Debtors, receive either (i) payment in full in Cash in the amount of such Claim as soon as practicable after the later of (a) the Effective Date, and (b) the date on which such Claim becomes an Allowed Claim, (ii) the collateral securing such Claim, or (iii) such other treatment as may be agreed to by the Reorganized Debtors and the holder of such Claim. The holders of Claims in this Class, if any, are entitled to vote because their Claims may be impaired.

               4.4 Class 4 - Allowed General Unsecured Claims. Allowed General Unsecured Claims are impaired by the Plan. In full satisfaction of each Allowed General Unsecured Claim, each holder of such Claim shall receive a New Debenture in the full amount of such Allowed General Unsecured Claim, which shall be subject to the terms of the New Indenture. The holders of Claims in this Class are entitled to vote because their Claims are impaired.

               4.5 Class 5 - Allowed Convenience Class Claims. Allowed Convenience Class Claims are impaired by this Plan. In full satisfaction of each Allowed Convenience Class Claim, each holder of such Claim shall receive payment in full in cash within 60 days after the Effective Date. The holders of Claims in this Class are entitled to vote because their Claims are impaired.

               4.6 Class 6 - Preferred Interests in GDC. Holders of Preferred Interests in GDC are unimpaired by this Plan. The legal, equitable and contractual rights of the holders of Allowed Preferred Interests in GDC shall remain unaltered by the Plan. The holders of Interests in this Class are not entitled to vote because their Interests are unimpaired.

               4.7 Class 7 - Equity Interests in Subsidiary Debtors. This Class is unimpaired by the Plan. All common stock interests in the Debtors other than GDC, and all options and rights with respect thereto, shall be retained by the respective parent Debtor without alteration. The holders of interests in this Class are not entitled to vote because their Interests are unimpaired.

               4.8 Class 8 -GDC Common Stock Interests. This Class is impaired by the Plan. All shares of GDC Common Stock and the warrants, rights and options with respect thereto shall be retained by the holders thereof without alteration, except that (a) they shall be subject to dilution as the result of the Employee Stock Bonus Plan, (b) they shall be subject to dilution in the event of the exercise of the Lender Warrants, (c) they shall be subject to the Lender Director Selection Right and the Unsecured Creditors Director Selection Right, (d) they shall be subject to a 10/1 reverse stock split effective as of the Effective Date and (e) they shall be subject to any modifications made to Reorganized GDC's articles of incorporation and bylaws. The holders of Interests in this Class are entitled to vote because their Interests are impaired.

                                   ARTICLE 5.

                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES
                    ----------------------------------------

               5.1 Assumption of Certain Executory Contracts and Unexpired
Leases.

               (a) As of the Effective Date, all Executory Contracts and Unexpired Leases which have not previously been assumed or rejected or are not the subject of a motion to reject pending on the Confirmation Date, including, without limitation, the Assumed Agreements listed on Schedule 1.4 attached hereto, shall be assumed by the Debtors, and the Confirmation Order shall constitute an order under section 365 of the Bankruptcy Code assuming such agreements as of the Effective Date.

               (b) The amount of any cure payment the Debtors believe are required for each identified Assumed Agreement is listed on Schedule 1.4. The cure amounts listed on Schedule 1.4 shall be binding on the counterpart to each Assumed Agreement, unless an objection is filed by the deadline established for filing objections to confirmation of the Plan. If an objection to a cure amount is filed, the cure amount shall be agreed to by the parties or established by order of the Bankruptcy Court.

               (c) The Reorganized Debtors may reach agreements with parties to certain Assumed Agreements providing for the deferral of cure payments that would otherwise be due by reason of such assumption and for the payment of interest on such deferred amounts.

               5.2 Rejection and Cancellation of 7 3/4% Indenture. On the Effective Date, the 7 3/4% Indenture, to the extent it is an executory contract within the meaning of section 365 of the Bankruptcy Code, shall be deemed rejected in accordance with the provisions of sections 365 and 1123 of the Bankruptcy Code and, to the extent it is not an executory contract subject to rejection under section 365 of the Bankruptcy Code, the 7 3/4% Indenture shall be cancelled and deemed terminated pursuant to section 1123(a)(5)(F) of the Bankruptcy Code. Any and all obligations of the Debtors under the 7 3/4% Indenture, including without limitation any obligations of the Debtors which the 7 3/4% Indenture provides will continue and survive the satisfaction and discharge thereunder, are and shall be extinguished. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such deemed rejection and/or cancellation pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Notwithstanding the rejection and/or cancellation of the 7 3/4% Indenture, the holders of the 7 3/4% Debentures will have the right to receive distributions on account of their Allowed Claims under the Plan. Notwithstanding the rejection and/or cancellation of the 7 3/4% Indenture, the 7 3/4% Indenture shall remain in effect as to the 7 3/4% Indenture Trustee to the extent necessary to allow the 7 3/4% Indenture Trustee to make the distributions to holders of the 7 3/4% Debentures under the Plan and the Confirmation Order. Any actions taken by the 7 3/4% Indenture Trustee other than as provided for in the Plan in respect of distributions, including without limitation any actions to enforce any lien provided to the 7 3/4% Indenture Trustee under the 7 3/4% Indenture shall be null and void as to the Debtors and the Reorganized Debtors, none of which shall be liable for any fees, costs or charges associated with unauthorized actions by the 7 3/4% Indenture Trustee. The 7 3/4% Indenture Trustee shall be relieved of all obligations under the 7 3/4% Indenture after its performance of its obligations to make the distributions to holders of Allowed General Unsecured Claims with respect to the 7 3/4% Debentures, as provided by the Plan and Confirmation Order.

               5.3 Indemnification Obligations Assumed. For purposes of the Plan, the obligations of the Debtors to indemnify their respective present directors or officers, in such capacity or as plan administrators or trustees to any employee benefit plan, or any person serving at the request of any of the Debtors as a director, officer of any other entity pursuant to the Debtors' certificates of incorporation or by-laws or pursuant to and consistent with applicable state law or specific agreement, or any combination of the foregoing, shall be deemed to be executory contracts, shall be assumed by the Reorganized Debtors, effective as of the Effective Date, in accordance with the provisions of sections 365 and 1123 of the Bankruptcy Code and shall survive confirmation of the Plan, remain unaffected thereby, shall not be discharged, and shall pass unaltered to the Reorganized Debtors irrespective of whether such indemnification is owed in connection with an event occurring before, on or after the Petition Date. The Debtors are not aware of any claims being asserted against their officers and directors or of any facts or circumstances that would give rise to a claim being asserted against their officers and directors that would result in an indemnification claim being asserted against the Debtors by their officers and directors.

               5.4 Claims Based on Rejection of Executory Contracts or Unexpired Leases. Except to the extent a prior order of the Bankruptcy Court provided for an earlier date, in which case such earlier date shall control, all proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases shall be filed with the Bankruptcy Court within thirty (30) days after the date of service of notice of entry of an order of the Bankruptcy Court approving such rejection and requiring the filing of a proof of claim. Any Claims not filed within such times shall be released and discharged and forever barred from assertion against the Debtors, their estates and property, or the Reorganized Debtors.

                                   ARTICLE 6.

                      ACCEPTANCE OR REJECTION OF THIS PLAN;
                   EFFECT OF REJECTION BY ONE OR MORE CLASSES
                   ------------------------------------------

               6.1 Impaired Classes to Vote. Except as otherwise required by the Bankruptcy Code or the Bankruptcy Court, any holder of a Claim that is impaired under this Plan is entitled to vote to accept or reject this Plan if, at any time prior to the voting deadline, (i) its Claim has been Allowed, (ii) its Claim has been temporarily allowed for voting purposes only by order of the Bankruptcy Court pursuant to Bankruptcy Rule 3018 (in which case such Claim may be voted in such temporarily allowed amount), (iii) its Claim has been scheduled by the Debtors (but only if such Claim is not scheduled as disputed, contingent or unliquidated) and no objection to such Claim has been filed, or (iv) it has filed a proof of claim on or before the Bar Date (or such later date as the Bankruptcy Court may have established with respect to any particular Claim, but not later than the date of the order approving the disclosure statement accompanying this Plan), and such Claim is not a Disputed Claim. Notwithstanding the foregoing, a holder of a Disputed Claim which has not been temporarily allowed as provided above may nevertheless vote such Disputed Claim in an amount equal to the portion, if any, of such Claim shown as fixed, liquidated and undisputed in the Debtors' Schedules.

               6.2 Acceptance By Class of Creditors. A class of Creditors shall have accepted this Plan if this Plan is accepted by at least two-thirds in amount and more than one-half in number of the Allowed Claims of such class that have voted and either accepted or rejected this Plan.

               6.3 Acceptance By Class of Interests. A class of Interests shall have accepted this Plan if this Plan is accepted by at least two-thirds in amount of the Allowed Interests of such class that have voted and either accepted or rejected this Plan.

               6.4 Cramdown. In the event that one or more classes of impaired Claims or Interests does not accept or is deemed not to have accepted this Plan, the Debtors requests that the Bankruptcy Court confirm this Plan in accordance with section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to amend the Plan, if necessary, in order to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

                                   ARTICLE 7.

                 PROVISIONS COVERING DISTRIBUTIONS AND PAYMENTS
                 ----------------------------------------------

               7.1 Making of Distributions and Payments. (a) The Reorganized Debtors shall make the payments and distributions expressly required to be made in respect of Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Other Priority Claims, Allowed Lenders Secured Claim, Allowed Other Secured Claims, Allowed General Unsecured Claims, and Allowed Convenience Class Claims at such time or times as are provided for in Articles 3, 4 and 7 hereof.

               7.2 Distribution to Lenders. On the Effective Date, the Reorganized Debtors shall distribute the New Lender Loan and Security Agreement and the Lender Warrants to Ableco and the Debtors, Ableco and Foothill shall execute the Lender Release.

               7.3 Distribution of New Debentures. On the Effective Date or as soon thereafter as is practicable, the Reorganized Debtors shall deliver to the New Indenture Trustee, New Debentures in the amount of the Allowed General Unsecured Claims as of that date, for distribution to the holders of such Allowed Claims. Thereafter, on a quarterly basis, the Reorganized Debtors shall deliver additional New Debentures to the New Indenture Trustee in an amount equal to the General Unsecured Claims that have become Allowed Claims since the last distribution, for distribution to the holders of such Allowed Claims. If at the time the Reorganized Debtors' initial payment obligation on account of the New Debentures becomes due, there are unresolved Disputed Claims, the Reorganized Debtors shall issue New Debentures on account of the undisputed portion, if any, of such unresolved Disputed Claims, with the balance of such Claim to remain a Disputed Claim until settled or a Final Order is entered with respect to such Claim. If there are Disputed Claims (or portions thereof) outstanding at such time as the Reorganized Debtors make any payments on the New Debentures, the Reorganized Debtors shall reserve, in a segregated account, on account of such Disputed Claims either (a) an amount equal to the payment that would have been made on account of such Disputed Claim if it were Allowed in the amount asserted or (b) an amount determined by the Bankruptcy Court upon estimation of such Claim for purposes of establishing the reserve amount. If New Debentures are issued on account of Disputed Claims after the initial payment is made on account of the New Debentures, at the time such New Debentures are issued to the holders of such previously Disputed Claims, the Reorganized Debtors shall also pay over to the New Indenture Trustee from such reserve account, for payment to such Claim holder, an amount equal to the principal and interest payments that would have been made on account of such New Debenture if it had been issued prior to the time the initial payment was made on account of the New Debentures. Any amounts reserved by the Reorganized Debtors in excess of their actual payment obligations on account of such Disputed Claims at the time the Claim is resolved and the New Debentures are issued, shall be returned to the Reorganized Debtors' general operating account.

               7.4 Delivery of Distributions; Unclaimed Property.

               (a) Distributions and deliveries to holders of Allowed Claims shall be made at the addresses set forth on the proofs of claim filed by such holders (or at the last known addresses of such holders if no proof of claim is filed or if the Reorganized Debtors have been notified of a change of address).

If any holder's distribution is returned as undeliverable, no further distributions to such holder shall be made unless and until the Reorganized Debtors are notified in writing of such holder's then current address, at which time all missed distributions shall be made to such holder without interest (except to the extent that such missed distributions have become unclaimed property). All claims for undeliverable distributions shall be made on or before the earlier of the second (2nd) anniversary of the applicable Distribution Date and the Final Distribution Date, and after such date, such undeliverable distributions shall be unclaimed property. All unclaimed property attributable to any Claim or Equity Interest shall revert to the Reorganized Debtors, and the claim of any holder with respect to such property shall be discharged and forever barred and, in the case of a Claim, shall no longer be deemed an Allowed Claim.

               (b) Checks issued by the Reorganized Debtors in respect of Allowed Claims shall be null and void if not cashed within ninety (90) days of the date of issuance thereof. Requests for reissuance of any check shall be made in writing to the Reorganized Debtors by the record holder of the Allowed Claim with respect to which such check was originally issued. Any funds in respect of such a voided check shall be deemed an undeliverable or unclaimed distribution and shall revert to the Reorganized Debtors.

               (c) Method of Payment. Payments of Cash required to be made pursuant to this Plan shall be made by check drawn on a domestic bank or by wire transfer from a domestic bank at the election of the Person making such payment.

               (d) Payment Dates. Whenever any payment or distribution to be made under this Plan shall be due on a day other than a Business Day, such payment or distribution shall instead be made, without interest, on the immediately following Business Day.

               (e) Rounding. Whenever any payment of a fraction of a cent would otherwise be called for, the actual payment shall reflect a rounding of such fraction to the nearest whole cent, with one-half cent being rounded up to the nearest whole cent.

               7.5. Payments of Less Than Five Dollars. If a cash payment otherwise provided for by this Plan with respect to an Allowed Claim would be less than five ($5.00) dollars (whether in the aggregate or on any Distribution Date provided for in this Plan), notwithstanding any contrary provision of this Plan, the Reorganized Debtors shall not be required to make such payment.


                                   ARTICLE 8.

                            PROCEDURES FOR RESOLVING
                      DISPUTED CLAIMS AND CAUSES OF ACTION
                      ------------------------------------

               8.1 Filing of Objections to Claims. Objections to Claims shall be filed with the Bankruptcy Court and served upon the holders of such Claims no later than 120 days after the Effective Date, provided however, that this deadline may be extended by the Bankruptcy Court upon a motion of the Reorganized Debtors, without notice or a hearing. Notwithstanding the foregoing, unless an order of the Bankruptcy Court specifically provides for a later date, any proof of claim filed after the Confirmation Date shall be automatically disallowed as a late filed claim, without any action by the Reorganized Debtors, unless and until the party filing such Claim obtains the written consent of the Reorganized Debtors to file such Claim late or obtains an order of the Bankruptcy Court upon notice to the Reorganized Debtors that permits the late filing of the Claim, in which event, the Reorganized Debtors shall have 120 days from the date of such written consent or order to object to such Claim, which deadline may be extended by the Bankruptcy Court upon motion of the Reorganized Debtors, without notice or a hearing.

               8.2 Prosecutions of Objections to Claims. Prior to the Effective Date the Debtors shall litigate to judgment, propose settlements of or withdraw objections to such Disputed Claims asserted against them as the Debtors may choose. From and after the Effective Date, the Reorganized Debtors shall litigate to judgment, propose settlements of or withdraw objections to all Disputed Claims. The Reorganized Debtors will act in accordance with their fiduciary duties as reorganized debtors in the claims resolution process. All proposed settlements of Disputed Claims where the settlement amount exceeds $125,000, shall be subject to the approval of the Bankruptcy Court after notice and opportunity for a hearing (as that term is used in section 102(1) of the Bankruptcy Code). After the Effective Date, the Reorganized Debtors may settle any Disputed Claim where the settlement amount is $125,000 or less without providing any notice or obtaining an order from the Court.

               8.3 Payment or Distribution Upon Resolution of Disputed Claims. Except as the Debtors or the Reorganized Debtors, as applicable, may otherwise agree with respect to any Disputed Claim, no payments or distributions shall be made with respect to any portion of a Disputed Claim unless and until (a) all objections to such Disputed Claim have been resolved or determined by a Final Order of the Bankruptcy Court or (b) the Bankruptcy Court shall have entered an order treating any portion of a Disputed Claim as an Allowed Claim. Payments and distributions to each holder of a Disputed Claim to the extent that it ultimately becomes an Allowed Claim shall be made in accordance with the provisions of this Plan with respect to the class of Claims to which such Allowed Claim belongs. A Disputed Claim which is estimated for purposes of allowance and distribution pursuant to section 502(c) of the Bankruptcy Code and which is estimated and Allowed at a fixed amount by Final Order of the Bankruptcy Court shall thereupon be an Allowed Claim for all purposes in the amount so estimated and Allowed.

               8.4 Causes of Action. After the Effective Date, the Reorganized Debtors shall have the sole right, in the name of the Debtors, to commence, continue or settle any Causes of Action, including any Causes of Action brought by the Debtors prior to the Effective Date and which remain unsettled as of the Effective Date. All proposed settlements of Causes of Action, where the settlement amount exceeds $125,000 shall be subject to the approval of the Bankruptcy Court after notice and opportunity for a hearing (as that term is used in section 102(1) of the Bankruptcy Code). All proposed settlements of Causes of Action, where the settlement amount is $125,000 or less, may be entered into by the Reorganized Debtors without further notice, hearing or order of the Court.

               PARTIES IN INTEREST, INCLUDING WITHOUT LIMITATION, CREDITORS, MAY NOT RELY ON THE ABSENCE OF A REFERENCE IN THE DISCLOSURE STATEMENT OR THE PLAN AS ANY INDICATION THAT THE DEBTORS OR REORGANIZED DEBTORS WILL NOT PURSUE ANY

AND ALL AVAILABLE CAUSES OF ACTION AGAINST THEM. THE DEBTORS, ON BEHALF OF THEIR ESTATES, EXPRESSLY RESERVE ALL RIGHTS TO PROSECUTE ANY AND ALL CAUSES OF ACTION AGAINST THIRD PARTIES (WHETHER OR NOT REFERENCED IN THE DISCLOSURE STATEMENT OR
PLAN), INCLUDING WITHOUT LIMITATION, AVOIDANCE OR SUBORDINATION ACTIONS AGAINST ANY CREDITOR.

                                   ARTICLE 9.

                   MEANS FOR IMPLEMENTATION OF THIS JOINT PLAN
                   -------------------------------------------

               9.1 Conveyance Free and Clear. All assets or property of the estates of the Debtors sold at any time during the Chapter 11 Case pursuant to section 363 of the Bankruptcy Code were or are sold free and clear of all liens, claims, encumbrances and interests except as otherwise specifically provided in a Final Order of the Bankruptcy Court approving any such sale.

               9.2 Cancellation of Certain Existing Securities and Agreements. On the Effective Date, (i) any and all notes, documents, agreements or other evidence of indebtedness underlying the Lender Secured Claim, Other Secured Claims, General Unsecured Claims and Convenience Class Claims, including without limitation the Pre-Petition Secured Loan Agreements with the Lender and the 7 3/4% Indenture shall be cancelled and shall be null and void, and (ii) the obligations of the Debtors or the Reorganized Debtors under the Pre-Petition Secured Loan Agreements, the 7 3/4% Debentures, the 7 3/4% Indenture and any other notes, documents, agreements or other evidence of indebtedness underlying the Lender Secured Claim, the Other Secured Claims, the General Unsecured Claims or the Convenience Class Claims and any and all other agreements, indentures, deeds, guarantees and/or certificates of designation governing, securing, guaranteeing or relating thereto shall be discharged. The holder of any such documents cancelled pursuant to this provision shall have no rights arising from or relating to such documents, including, without limitation, any subordination or subrogation rights, except the right to receive distributions provided for in the Plan.

               9.3 Surrender of Instruments. Each holder of a promissory note, document or other instrument evidencing a Claim shall surrender such note, document or instrument to the Reorganized Debtors, and the Reorganized Debtors shall distribute or shall cause to be distributed to the holders thereof the appropriate distribution of property hereunder; provided, however, that distributions in respect of the 7 3/4% Debentures may be made to the 7 3/4% Indenture Trustee for further distribution to the beneficial holder of the 7 3/4% Debenture. No distribution of property hereunder shall be made to or on behalf of any holders of Claims unless and until such promissory note, document or other instrument is received by the Reorganized Debtors, or the unavailability of such note, document or instrument is reasonably established to the satisfaction of the Reorganized Debtors. In addition to certain holders of Claims, the holders of the outstanding shares of GDC's Redeemable 5% Preferred Stock which was automatically converted into shares of GDC Common Stock on July 31, 2002 shall be required to surrender the certificates for the GDC Redeemable 5% Preferred Stock in order receive its shares of GDC Common Stock. Any such holder that fails to surrender or cause to be surrendered such note, document or other instrument or to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Reorganized Debtors, and in the event the Reorganized Debtors shall so request, fails to furnish a bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to the Reorganized Debtors within two (2) years after the Effective Date, shall be deemed to have forfeited all rights, Claims, and interests related thereto and shall not participate in any distributions hereunder and all property in respect of such forfeited distribution, including interest and dividends accrued thereon, if any, shall revert to the Reorganized Debtors.

               9.4 Release of Certain Claims and Actions.

               As of and on the Effective Date, the Debtors, their Estates, Ableco, Foothill, the Committee and the individual members thereof (solely in their role as committee members) and any of their successors, assigns or representatives shall be deemed to have waived, released and discharged all rights or claims, including, without limitation direct claims or any claims, litigations or actions brought or that could have been brought derivatively arising out of or with respect to any event or omission occurring before the Effective Date, whether based upon tort, contract or otherwise, which they possessed or may possess prior to the Effective Date against the Debtors, the Committee and the individual members thereof (solely in their role as committee members), Ableco, Foothill, their present and former directors, officers, employees, agents, representatives and attorneys and any of their successors or assigns except as otherwise provided for in the Plan (including the documents filed as Exhibits or Schedules to the Plan or as part of the Plan Supplement) or the Confirmation Order, provided, however, that the foregoing release shall not apply to performance or nonperformance under the Plan or related instruments, securities, agreements or documents, or to any action or omission that constitutes gross negligence or willful misconduct, and provided, further, that nothing in this Plan shall be deemed to waive, release or relinquish any rights the Debtors or the Reorganized Debtors may have to assert any claim under any insurance policy indemnifying present or former officers or directors of the Debtors or any of the Debtors' professional advisors. The Confirmation Order shall contain a permanent injunction to effectuate the releases granted in this
Section 9.4.

               9.5 Exculpation. To the fullest extent permitted by Section 1125(e) of the Bankruptcy Code, the Debtors, the Reorganized Debtors, the Committee and its members, Ableco, Foothill and their respective present and former members, officers, directors, employees, representatives, professionals or agents shall be deemed released by each of them against the other and by the holders of Claims or Allowed Interests of and from any and all claims, obligations, rights, causes of action and liabilities for any act or omission in connection with, or arising out of, the Debtors' Chapter 11 Cases, including without limiting the generality of the foregoing, the Disclosure Statement and the Plan, the pursuit and approval of the Disclosure Statement, the pursuit of Confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and all such persons, in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan and under the Bankruptcy Code.

               9.6 Exemption from Certain Taxes. To the full extent allowed pursuant to section 1146(c) of the Bankruptcy Code, the consummation of the transactions contemplated by this Joint Plan shall not subject the Debtors or the Reorganized Debtors to any state or local stamp tax or similar tax.

               9.7 Certificate of Incorporation and By-Laws. The certificate of incorporation and by-laws of the Reorganized Debtors shall be amended and restated, after consultation with the Committee and Lenders, and shall be substantially in the forms that will be included in the Plan Supplement which will be filed with the Court at least ten days prior to the Voting Deadline.

               9.8 Directors and Officers. The existing officers and directors of the Debtors shall continue in their existing positions after the Effective Date of the Plan. With respect to Reorganized GDC, the board of directors shall consist of no less than five and no more then thirteen members. Initially upon emergence from Chapter 11, Reorganized GDC's board is expected to consist of four or five members, one of which may be selected by the Creditors Committee and the remainder of which may be selected by the existing board of directors or its designees. Thereafter, Reorganized GDC's board of directors shall be selected in accordance with normal corporate governance procedures of GDC, as set forth in its amended and restated certificate of incorporation, provided that Ableco shall be entitled to appoint three directors until its claim has been paid in full and the New Indenture Trustee for the New Debentures shall be entitled to select one director until the New Debentures are paid in full, provided that if the Lenders' Claim is not paid in full by the third anniversary of the Effective Date, the New Indenture Trustee shall be entitled to select two additional directors (for a total of three directors) until the Lender's Claim has been paid in full, and provided further that in the event the Reorganized Debtors default on any payment due under the New Debentures and such default is not cured within 60 days after notice, then the New Indenture Trustee shall be entitled to select a majority of the board of directors of Reorganized GDC until the New Debentures are paid in full. Additionally, as referenced above, Ableco is entitled to appoint three directors until its claim has been paid in full. Ableco has advised the Debtors that it does not presently intend to exercise its right to appoint directors immediately after the Effective Date. In the event Ableco later decides to exercise its right to appoint three directors, the size of the Board of Directors of GDC will be increased by four or five directors, three of which will be elected by Ableco and the other one or two to be initially selected by the other directors (other than the director selected by the Committee or New Indenture Trustee) and thereafter by the holders of Common Stock. The initial post-Effective Date directors and officers of the Reorganized Debtors, shall be constituted as of the Effective Date, and shall consist of the existing officers and directors of the Debtors and those additional individuals identified in the Disclosure Statement or in a subsequent document submitted to the Court at or prior to the Confirmation Hearing.

               9.9 Revesting of Assets; No Further Supervision. The assets of the Debtors and all property of the Debtors' estates (including, without limitation, all rights of the Debtors to recover property under sections 542, 543, 550 and 553 of the Bankruptcy Code, all avoiding powers under sections 522(f), 522(h), 544, 545, 547, 548, 549 or 724(a) of the Bankruptcy Code, all
proceeds thereof, and all claims and causes of action, cross-claims and counterclaims of any kind or nature whatsoever against third parties arising before the Confirmation Date that have not been disposed of prior to the Confirmation Date), shall be preserved and revest in the Reorganized Debtors, in each case free and clear of all Claims and Equity Interests, but subject to the obligations of the Reorganized Debtors as specifically set forth in this Plan. This Plan does not contain any restrictions or prohibitions on the conduct of the business of the Reorganized Debtors. The Reorganized Debtors may use, operate and deal with their assets, and may conduct and change their businesses, without any supervision by the Bankruptcy Court or the Office of the United States Trustee, and free of any restrictions imposed on the Debtors by the Bankruptcy Code or by the Bankruptcy Court during the Chapter 11 Cases, except as otherwise provided herein.

               9.10 Authority to Implement. The Debtors are hereby authorized to take all necessary steps, and perform all necessary acts, to consummate the terms and conditions of this Plan.

               9.11 No Injunctive Relief. No Claim shall under any circumstances be entitled to specific performance or other injunctive, equitable or other prospective relief.


                                   ARTICLE 10.

                   CONDITIONS PRECEDENT TO THE EFFECTIVE DATE
                   ------------------------------------------

               10.1 Effectiveness of this Plan. The Plan shall not become effective unless and until the following conditions shall have been satisfied, or waived by the Debtors with the consent of Ableco to such waiver, which consent shall not be unreasonably withheld:

               (a) The Confirmation Order shall have been entered, shall not have been modified or altered in any way, and no stay or injunction of the Confirmation Order shall be in effect.

               (b) The New Lender Loan and Security Agreement, the Lender Warrant and the Lender Release shall have been executed and delivered to the Lender.

               (c) The New Indenture shall have been executed and the initial distribution of New Debentures shall have been delivered by the Debtors to the New Indenture Trustee.

               10.2 Conditions Not Satisfied Or Waived. In the event that the conditions to effectiveness of the Plan have not occurred and have not been properly waived as provided in 10.1, and upon the filing of a notice with the Bankruptcy Court by the Debtors, (i) no distributions under the Plan shall be made, (ii) all of the Debtors' obligations in respect of Allowed Claims and Interests shall remain unchanged, (iii) the Debtors shall not have been substantively consolidated nor merged and (iv) the Confirmation Order, if entered, shall be vacated.

                                   ARTICLE 11

                            MISCELLANEOUS PROVISIONS

               11.1 Modification of Payment Terms. The Reorganized Debtors reserve the right to modify the treatment of any Allowed Claim in any manner adverse only to the holder of such Claim at any time after the Effective Date upon the written consent of the Creditor whose Allowed Claim treatment is being adversely affected.

               11.2 Discharge of Debtors. The consideration distributed under this Plan shall be in exchange for and in complete satisfaction, discharge, release, and termination of, all Claims of any nature whatsoever against the Debtors or any of their assets or properties and all Equity Interests in the Debtors (other than as provided in this Plan); and except as otherwise provided herein, upon the Effective Date the Debtors shall be deemed discharged and released pursuant to section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including but not limited to demands and liabilities that arose before the Confirmation Date, all Stockholder Actions as they relate to the Debtors, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code; (b) a Claim based upon such debt is allowed under section 502 of the Bankruptcy Code; or (c) the holder of a Claim based upon such debt has accepted this Plan. The Confirmation Order shall be a judicial determination of discharge and termination of all liabilities of and all Claims against, and all Equity Interests in, the Debtors, except as otherwise specifically provided in this Plan. On the Confirmation Date, as to every discharged debt, Claim and Equity Interest, the Creditor or Equity Interest holder that held such debt, Claim or Equity Interest shall be permanently enjoined and precluded from asserting against the Reorganized Debtors, or against their assets or properties or any transferee thereof, any other or further Claim or Equity Interest based upon any document, instrument or act, omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date, except as expressly set forth in this Plan. In the event that, after the Confirmation Date, any Person asserts, against the Reorganized Debtors or any of their subsidiaries or affiliates, any right to payment or equitable remedy for breach of performance which gives rise to a right of payment, which right was not asserted prior to the Confirmation Date but is based on any act, fact, event, occurrence, or omission, by or relating to the Debtors, as the Debtors existed before the Confirmation Date, and in the further event that such right is determined by a court of competent jurisdiction not to have been discharged pursuant to the provisions of Bankruptcy Code section 1141 and this Plan, and that such right may be asserted against the Reorganized Debtors then, in such circumstances the holder of such right shall be entitled to receive from the Reorganized Debtors value equivalent to the value such holder would have received if such right had been asserted against the Debtors before the Confirmation Date and only to the extent such right would have been allowed or allowable as a Claim. Nothing in this Section shall have the effect of excepting from discharge any Claim which is or would be discharged pursuant to Bankruptcy Code section 1141 or this Plan. The Confirmation Order shall contain a permanent injunction to effectuate the discharge provided by this Section 11.2.

               11.3 Filing of Additional Documents. On or before the Effective Date, the Debtors shall file with the Bankruptcy Court such agreements and other documents, if any, as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan and the other agreements referred to herein.

               11.4 Compliance with Tax Requirements. In connection with this Plan, the Debtors and the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by federal, state, local and foreign taxing authorities and all distributions hereunder shall be subject to such withholding and reporting requirements.

               11.5 Setoffs. The Debtors and the Reorganized Debtors may (if it is in the best interests of the Debtors' estates), but shall not be required to, set off or recoup against any Claim claims of any nature whatsoever which the Debtors or Reorganized Debtors may have against the holder of such Claim to the extent such claim may be set off or recouped under applicable law, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claim that it may have against such holder.

               11.6 Retiree Benefits. To the extent the Debtors provide any Retiree Benefits, such Retiree Benefits shall continue from and immediately after the Effective Date at the levels established pursuant to section 1114(e)(1)(B) or (g) of the Bankruptcy Code, at any time prior to the Confirmation Date, to the extent that the Debtors have obligated themselves to provide Retiree Benefits at such levels. The Reorganized Debtors reserve the right to modify, amend, freeze or terminate such Retiree Benefits to the full extent permitted by law.

               11.7 Payment of Certain Expenses by the Reorganized Debtors. The Reorganized Debtors shall assume responsibility for the payment of all fees and expenses of professionals retained by the Debtors accruing following the Effective Date

               11.8 Termination of Committee. The appointment and existence of the Committee shall terminate on the Effective Date.

               11.9 Section Headings. The section headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

               11.10. Waiver. The Debtors reserve the right, in their sole discretion, to waive any provision of this Plan to the extent such provision is for the sole benefit of the Debtors and/or its officers or directors.

               11.11. Notices. Any notice required or permitted to be provided under the Plan shall be in writing and served by either (a) certified mail, return receipt requested, postage prepaid, (b) hand delivery or (c) reputable overnight courier service, freight prepaid, to be addressed as follows:

                            General DataComm Industries, Inc.
                            6 Rubber Avenue
                            Naugatuck, CT  06770
                            Attn:  Chief Executive Officer

with a copy to:

                            YOUNG CONAWAY STARGATT & TAYLOR, LLP
                            17th Floor, 1000 West Street
                            P.O. Box 391 Wilmington, DE 19899-0391
                            (302) 571-6600
                            Attention: Joel A. Waite, Esquire

               11.12. Severability. If any term or provision of the Plan is held by the Bankruptcy Court prior to or at the time of Confirmation to be invalid, void or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as so altered or interpreted. In the event of any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan may, at the Debtors' option, remain in full force and effect and not be deemed affected. However, the Debtors reserve the right not to proceed to Confirmation or consummation of the Plan if any such ruling occurs. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.


               11.13 Plan Controls. To the extent the Plan is inconsistent with the Disclosure Statement or any other document, agreement, pleading or understanding, the provisions of the Plan shall control, except that the Confirmation Order shall control to the extent there is any inconsistency between the Plan and the Confirmation Order.

               11.14 Reservation of Rights. If the Plan is not confirmed by the Bankruptcy Court or any other Court of competent jurisdiction for any reason, the rights of all parties in interest in the Debtors' Chapter 11 Cases are and shall be reserved in full. Any concession reflected or provision contained herein, is made for the purposes of the Plan only, and if the Plan does not become effective, no party in interest in the Debtors' Chapter 11 cases shall be bound or deemed prejudiced by any such concession.

               11.15 Governing Law. Except to the extent that the Bankruptcy Code is applicable, the rights and obligations arising under this Plan shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

               11.16 Non-Voting Equity Securities. The Debtors' amended and restated certificates of incorporation shall include a provision complying with the requirements of Section 1123(a)(6) of the Bankruptcy Code.

               11.17 Exemption from Transfer Taxes. Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, shall not be subject to any stamp tax or other similar tax.

               11.18 Termination of Subordination Rights. The classification and manner of satisfying all Claims and Interests under the Plan takes into consideration all contractual, legal and equitable subordination and turnover rights, if any, whether arising under general principals of equitable subordination, section 510(c) of the Bankruptcy Code or otherwise, that a holder of a Claim or Interest in the Debtors may have against other Claim holders with respect to any distribution made pursuant to this Plan. On the Effective Date, all contractual, legal, equitable subordination and turnover rights that a holder of a Claim against or Interest in the Debtors may have with respect to any distribution to be made pursuant to this Plan will be discharged and terminated, and all actions related to the enforcement of such subordination rights, if any, will be permanently enjoined. Accordingly, distributions pursuant to this Plan to holders of Allowed Claims will not be subject to payment of a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.

               11.19 Payment of Statutory Fees. All fees payable pursuant to
Section 1930 of Title 28 of the United States Code, as determined by the Bankruptcy Court, shall be paid when and as they come due.

                                   ARTICLE 12

                          PROVISIONS FOR EXECUTION AND
                            SUPERVISION OF THIS PLAN
                            ------------------------

               12.1 Retention of Jurisdiction. From and after the Effective Date, the Bankruptcy Court shall retain and have exclusive jurisdiction over the Chapter 11 Cases for the following purposes:

               (a) to determine any and all objections to the allowance of Claims;

               (b) to determine any and all applications for the rejection, assumption, or assumption and assignment, as the case may be, of executory contracts or unexpired leases to which the Debtor is a party or with respect to which the Debtors may be liable, and to hear and determine, and if need be to liquidate, any and all Claims arising therefrom;

               (c) to determine any and all applications for the determination of any priority of any Claim including Claims arising from any event that occurred prior to the Petition Date or from the Petition Date through the Effective Date and for payment of any alleged Administrative Claim, Priority Tax Claim, Other Priority Claims, Secured Claim or Unsecured Claim;

               (d) to determine any and all applications, motions, adversary proceedings and contested or litigated matters that may be pending on the Effective Date or filed thereafter;

               (e) to determine all controversies, suits and disputes that may arise in connection with the interpretation, enforcement or consummation of this Plan or in connection with the obligations of the Debtors or the Reorganized Debtors under this Plan, and to enter such orders as may be necessary or appropriate to implement any distributions to holders of Allowed General Unsecured Claims;

               (f) to consider any modification, remedy any defect or omission, or reconcile any inconsistency in this Plan or any order of the Bankruptcy Court, including the Confirmation Order, all to the extent authorized by the Bankruptcy Code;

               (g) to issue such orders in aid of execution of this Plan to the extent authorized by section 1142 of the Bankruptcy Code;

               (h) to determine such other matters as may be set forth in the Confirmation Order or as may arise in connection with this Plan or the Confirmation Order;

               (i) to hear and determine any claim or controversy of any nature arising from or in connection with any agreement made a part of this Plan; and to enter such orders as may be appropriate to enforce, modify, interpret or effectuate such agreements;

               (j) to determine any suit or proceeding brought by the Debtors or the Reorganized Debtors, on behalf of the Debtors' estates, to (a) recover property under section 542, 543 or 553 of the Bankruptcy Code or to avoid any transfer or obligation under section 522(f), 522(h), 544, 545, 547, 548, 549 or 724(a) of the Bankruptcy Code or (b) otherwise collect or recover on account of any claim or cause of action that the Debtors may have (provided that the Bankruptcy Court's jurisdiction with respect to such matters shall be nonexclusive);

               (k) to consider and act on the compromise and settlement of any Claim against or cause of action by or against the Debtors' estates;

               (l)) to estimate Claims pursuant to section 502(c) of the Bankruptcy Code;

               (m) to hear and determine any dispute or controversy relating to any Allowed Claim or any Claim alleged or asserted by any Person to be an Allowed Claim;

               (n) to determine any and all applications for allowances of compensation and reimbursement of expenses and any other fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or this Plan;

               (o) to administer and enforce the injunctions contained in this Plan, and any related injunction or decree contained in the Confirmation Order;

               (p) to hear and determine any other matter related hereto and not inconsistent with Chapter 11 of the Bankruptcy Code; and

               (q) to hear a motion and any issues related to issuing a final decree closing the Chapter 11 Cases.

               12.2 Amendment of Plan. This Plan may be amended by the Debtors before the Effective Date, with the consent of Ableco, which consent shall not be unreasonably withheld, and by the Reorganized Debtors after the Effective Date as provided in section 1127 of the Bankruptcy Code.

               12.3 Revocation of Plan. The Debtors reserve the right to revoke and withdraw this Plan prior to entry of the Confirmation Order. If the Debtors revoke or withdraw this Plan, then this Plan shall be deemed null and void and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

               12.4 Implementation. The Debtors shall be authorized to take all necessary steps, and perform all necessary acts, to consummate the terms and conditions of this Plan, including, without limitation, any transaction contemplated by the disclosure statement approved by the Bankruptcy Court. Nothing contained in this Section shall be construed to prohibit, limit, restrict, or condition the Debtors' authority in any lawful manner to sell or otherwise dispose of any other assets.

                                   ARTICLE 13

                              CONFIRMATION REQUEST
                              --------------------

               13.1 The Debtors, Foothill and Ableco hereby request confirmation of the Plan pursuant to Section 1129(a) and Section 1129(b) of the Bankruptcy Code.

Dated:  April 29, 2003

                                     Respectfully submitted,

                                     GENERAL DATACOMM INDUSTRIES, INC., ET AL.


                                     By:
                                        ---------------------------------------
                                             Name:    Howard Modlin
                                             Title:   Chairman

AGREED TO:

ABLECO FINANCE LLC


By:
   ---------------------------------
          Name:
          Title:


FOOTHILL CAPITAL CORPORATION


By:
   ---------------------------------
          Name:
          Title:

                                                                   Schedule 1.4


                               ASSUMED AGREEMENTS

                     GENERAL DATACOM INDUSTRIES INC., ET AL

                        SCHEDULE 1.4 - ASSUMED AGREEMENTS
                        ---------------------------------

Debtors reserve the right to amend this list and to file motions to assume or rejection unexpired leases and executory contracts at anytime prior to the Effective Date of the Plan.

----------------------------------------------- ----------------------------------------------------- -------------------------
             Party to Contract                                Description of Contract                  Cure Amount Per Debtors
----------------------------------------------- ----------------------------------------------------- -------------------------
----------------------------------------------- ----------------------------------------------------- -------------------------
ReliaStar Life Insurance Company (formerly      Group Policy Employee Life Insurance, Accidental
Northwestern National Life Ins.)                Death and Dismemberment and Supplemental Life         $0
20 Washington Avenue South                      Insurance
Minneapolis, MN  55401
----------------------------------------------- ----------------------------------------------------- -------------------------
Aetna US Healthcare                             Company sponsored group health plan for employees
1000 Middle Street                                                                                    $0
Middlefield, CT  06457
----------------------------------------------- ----------------------------------------------------- -------------------------
Diversified Waste Disposal                      Agreement for the location of and pick-up of refuse
60 Newtown Road                                 from GDC facilities                                   $1,060.00
Suite 62
Danbury, CT  06810-6236
----------------------------------------------- ----------------------------------------------------- -------------------------
Fire Control Service Co., Inc.                  Agreement for monitoring, testing and inspection of
Alarm Services Division                         GDC's fire alarm systems at GDC facilities            $2,000.22
221 Danbury Road
New Milford, CT  06776
Attn:  Tom Hoefer
----------------------------------------------- ----------------------------------------------------- -------------------------
Kone, Inc.                                      Agreement to provide service and maintenance of
16 Old Forge Road                               elevators at GDC facilities                           $6,036.80
Rocky Hill, CT  06067
Attn:  Jeremy Vivian
----------------------------------------------- ----------------------------------------------------- -------------------------
Netquest Corporation                            Multiple Project Engineering Development and
523 Fellowship road                             License/Royalty Agreement on a unit schedule          $0
Suite 205
Mt. Laurel, NJ  08054
----------------------------------------------- ----------------------------------------------------- -------------------------

----------------------------------------------- ----------------------------------------------------- -------------------------
Elite Technical Solutions Corporation           Agreement to provide for hardware maintenance of
186 River Road                                  GDC's Hewlett-Packard mini-main-from computers.       $1,885.00
Newington, NH  03801
----------------------------------------------- ----------------------------------------------------- -------------------------
Alliance Food Management Corporation            Agreement to provide for location of vending
1172 North Main Street                          machines for the sale of food, beverages and snacks   $1,455.46
P.O. Box 4744                                   at GDC's Connecticut facilities.
Waterbury, CT  06704
----------------------------------------------- ----------------------------------------------------- -------------------------
Network Appliance, Inc.                         Hardware and Software maintenance and tech support
495 East Java Drive                             for installed products.                               $0
Sunnyvale, CA  94089
Attn:  Brian Watson
----------------------------------------------- ----------------------------------------------------- -------------------------
Apptitude, Inc.                                 Software source code license agreement
6330 San Ignacio Avenue                                                                               $0
San Jose, CA  95119
Attn:  CFO
----------------------------------------------- ----------------------------------------------------- -------------------------
NetQuest Corporation                            License Agreement for the use of NetQuest Frame
523 Fellowship Road                             Relay Link Probe Software.                            $0
Suite 205
Mt. Laurel, NJ  08054
Attn:  Dan Pocek
----------------------------------------------- ----------------------------------------------------- -------------------------
Redpoint Network Systems, Inc.                  Agreement for the License and Distribution of
4925 N. O'Connor Road                           Redpoint software in GDC products.                    $0
Suite 125
Irving, TX  75062
Attn:  Kevin Martin
----------------------------------------------- ----------------------------------------------------- -------------------------
CA Business Partners                            Non-exclusive sale, resale, distribution and          $0
125 East Lake St., Suite 306                    integration agreements for GDC products
Bloomingdale, IL  60108
----------------------------------------------- ----------------------------------------------------- -------------------------


----------------------------------------------- ----------------------------------------------------- -------------------------
Amerinet                                        Non-exclusive sale, resale, distribution and          $0
1241 S. Maple                                   integration agreements for GDC products
Ann Arbor, MI  48103
----------------------------------------------- ----------------------------------------------------- -------------------------
Com/Peripherals, Inc.                           Non-exclusive sale, resale, distribution and          $0
87 Water Mill Lane                              integration agreements for GDC products
Great Neck, NY  11021
----------------------------------------------- ----------------------------------------------------- -------------------------
Jencom                                          Non-exclusive sale, resale, distribution and          $0
2229 Springfield Avenue                         integration agreements for GDC products
P.O. Box 201 Vauxhall, NJ 07088
----------------------------------------------- ----------------------------------------------------- -------------------------
Alliance DataCom L.P.                           Non-exclusive sale, resale, distribution and          $0
11130 Petal Street                              integration agreements for GDC products
Suite 800
Dallax, TX  75238
----------------------------------------------- ----------------------------------------------------- -------------------------
MDSI (Management Data Systems Int'l)            Non-exclusive sale, resale, distribution and          $0
1265 Oak Industrial Lane                        integration agreements for GDC products
Cumming, GA  30041
----------------------------------------------- ----------------------------------------------------- -------------------------
Satellite Communications                        Non-exclusive sale, resale, distribution and          $0
2 Eaton Street, Suite 800                       integration agreements for GDC products
Hampton, VA  23669
----------------------------------------------- ----------------------------------------------------- -------------------------
Story & Roberts Associates, Inc.                Non-exclusive sale, resale, distribution and          $0
13216 Executive Park Terrace                    integration agreements for GDC products
Germantown, MD  20874
----------------------------------------------- ----------------------------------------------------- -------------------------
Sunrise Communications                          Non-exclusive sale, resale, distribution and          $0
1711 F. Anderson Highway                        integration agreements for GDC products
Powhatan, VA  23139
----------------------------------------------- ----------------------------------------------------- -------------------------
Century Telephone                               Non-exclusive sale, resale, distribution and          $0
100 Century Park Drive                          integration agreements for GDC products
Monroe, LA  71203
----------------------------------------------- ----------------------------------------------------- -------------------------


----------------------------------------------- ----------------------------------------------------- -------------------------
CBM of America, Inc.                            Non-exclusive sale, resale, distribution and          $0
1455 W. Newport Center Drive                    integration agreements for GDC products
Deerfield Beach, FL  33442
----------------------------------------------- ----------------------------------------------------- -------------------------
Datalink Ready, Inc.                            Non-exclusive sale, resale, distribution and          $0
145 East Drive                                  integration agreements for GDC products
Melbourne, FL  32904
----------------------------------------------- ----------------------------------------------------- -------------------------
Walker & Associates                             Non-exclusive sale, resale, distribution and          $0
Highway 52 North, Box 1029                      integration agreements for GDC products
Welcome, NC  27374
----------------------------------------------- ----------------------------------------------------- -------------------------
Atlanta Datacomm                                Non-exclusive sale, resale, distribution and          $0
2915-A Courtyards Drive                         integration agreements for GDC products
Norcross, GA  30071
----------------------------------------------- ----------------------------------------------------- -------------------------
Commercial Business Systems, Inc.               Non-exclusive sale, resale, distribution and          $0
14321 Sommerville Court                         integration agreements for GDC products
Suite 103
Midlothian, VA  23113
----------------------------------------------- ----------------------------------------------------- -------------------------
Communications Test Design, Inc.                Non-exclusive sale, resale, distribution and          $0
Goshen Corporate Park                           integration agreements for GDC products
1334 Enterprise Drive
West Chester, PA  19380
----------------------------------------------- ----------------------------------------------------- -------------------------
Interlink Communications Sys.                   Non-exclusive sale, resale, distribution and          $0
4400 140th Avenue North                         integration agreements for GDC products
Suite 250
Clearwater, FL  33762
----------------------------------------------- ----------------------------------------------------- -------------------------
Sunbelt Telecommunications                      Non-exclusive sale, resale, distribution and          $0
505 Century Parkway, Bldg. 100                  integration agreements for GDC products
Allen, TX  75013-3675
----------------------------------------------- ----------------------------------------------------- -------------------------
Thomas Technologies                             Non-exclusive sale, resale, distribution and          $0
1860 I-30 East                                  integration agreements for GDC products
Rockwall, TX  75087
----------------------------------------------- ----------------------------------------------------- -------------------------


----------------------------------------------- ----------------------------------------------------- -------------------------
Delta Communications Group                      Non-exclusive sale, resale, distribution and          $0
27136-A Paseo Espada, Suite 101                 integration agreements for GDC products
San Juan Capistrano, CA  92675
----------------------------------------------- ----------------------------------------------------- -------------------------
Alltel Supply, Inc.                             Non-exclusive sale, resale, distribution and          $0
6625 The Corners Parkway                        integration agreements for GDC products
Norcross, GA  30092
Attn:  Stan Stevens
----------------------------------------------- ----------------------------------------------------- -------------------------
Ameritech Advanced Data Services                Non-exclusive sale, resale, distribution and          $0
225 West Randolph Street                        integration agreements for GDC products
Floor 25B
Chicago, Il  60606
----------------------------------------------- ----------------------------------------------------- -------------------------
Telesector Resources Group                      Non-exclusive sale, resale, distribution and          $0
(formerly Bell-Atlantic Network Services, Inc.) integration agreements for GDC products
1050 Virginia Drive, 1st Floor
Ft. Washington, PA  19034
----------------------------------------------- ----------------------------------------------------- -------------------------
Bell South Mobility, Inc.                       Non-exclusive sale, resale, distribution and          $0
5600 Glenridge Drive                            integration agreements for GDC products
Suite 600
Atlanta, GA  30342
----------------------------------------------- ----------------------------------------------------- -------------------------
GTE Communications Systems Corporation          Non-exclusive sale, resale, distribution and          $0
700 Hidden Ridge                                integration agreements for GDC products
Irving, TX  75083
----------------------------------------------- ----------------------------------------------------- -------------------------
MCI Telecommunications/Worldcom                 Non-exclusive sale, resale, distribution and          $0
2400 North Glenville Drive                      integration agreements for GDC products
Richardson, TX  75081
----------------------------------------------- ----------------------------------------------------- -------------------------
North Supply Corporation                        Non-exclusive sale, resale, distribution and          $0
600 Industrial Parkway                          integration agreements for GDC products
Industrial Airport, KS  66031-8000
----------------------------------------------- ----------------------------------------------------- -------------------------


----------------------------------------------- ----------------------------------------------------- -------------------------
Nortel Networks, Inc.                           Non-exclusive sale, resale, distribution and          $0
200 Athens Way                                  integration agreements for GDC products
Nashville, TN  37228
----------------------------------------------- ----------------------------------------------------- -------------------------
Siemens Information and                         Non-exclusive sale, resale, distribution and          $0
Communications Networks, Inc.                   integration agreements for GDC products
900 Broken Sound Parkway
Boca Raton, FL  33487
----------------------------------------------- ----------------------------------------------------- -------------------------
Southwestern Bell Telephone Corporation         Non-exclusive sale, resale, distribution and          $0
1010 Market Street                              integration agreements for GDC products
St. Louis, MO 63101
Attn:  District Manager - Procurement
Contracting and Vendor Relations
----------------------------------------------- ----------------------------------------------------- -------------------------
U.S. West Business Resources, Inc. (Qwest)      Non-exclusive sale, resale, distribution and          $0
188 Inverness Drive West                        integration agreements for GDC products
Englewood, CO  80112
----------------------------------------------- ----------------------------------------------------- -------------------------

                                                                   Schedule 1.41

                            Terms of Lender Warrants

               Ableco (or its designee) shall be issued: (i) warrants to acquire a percentage (as described below) of the number of shares of GDC's common stock on a fully diluted basis based on an exercise price equal to $0.01 per share, which warrants may only be exercised at the option of Ableco (or its designee) upon an event of default under the New Lender Loan and Security Agreement that is not cured within an applicable cure period, and (ii) warrants for 10% of the common stock of GDC's Common Stock on a fully diluted basis based upon an exercise price equal to $0.01 per share, which warrants may only be exercised at the option of Ableco (or its designee) upon the failure of the reorganized Debtors to repay the New Lender Term Obligation in full by December 31, 2004 ((i) and (ii), together, the "New Warrants"). The New Warrants shall contain customary registration rights acceptable to the parties. The New Warrants and any stock issued upon the exercise of the New Warrants shall be cancelled if the entire amount owing under the New Lender Loan and Security Agreement is paid in full on or before December 31, 2007. The New Warrants and any stock issued upon the exercise of the New Warrants, shall not be transferable by Ableco or its designee prior to December 31, 2007 except to affiliates of Ableco or its designee (an entity controlled by or under common control with Ableco or its designee) subject to the provisions of this restriction. The percentage of the reorganized GDC's shares subject to the New Warrants shall be determined based upon the then outstanding principal amount of the New Lender Term Obligation at the time of the exercise of the New Warrants, as follows:

                                    Outstanding Amount of
    Term Obligation                         % of Stock
    ---------------                 ---------------------
    Above $15M                             51%
    $12.5M - $15M                          35%
    $10M - $12.5M                          20%
    $7.5M - $10M                           10%
    $1M - $7.5M                             5%

                                                                   Schedule 1.42

                             Terms of New Debentures
                             -----------------------

1. Debenture. The Debtors shall issue debentures (the "New Debentures), pursuant to an indenture, in a total principal amount equal to the allowed amount of all Allowed General Unsecured Claims. The Debtors shall be jointly and severally liable with respect to the New Debentures.

2. Secured. As more fully described below, the New Debentures would be secured by a subordinated silent security interest that would be subject to all existing security interests, including those of the Lender and any party taking out the Lender. Such subordinated security interest will be structured and documented so that it does not adversely affect or interfere with the senior security interests or any rights thereunder or the ability of the Reorganized Debtors to effectively operate the business and would contain the usual exceptions, including, without limitation, it would permit the sale of assets in the ordinary course of business, or outside of the ordinary course of business solely with the consent of the senior secured lenders, including, without limitation, the property listed on Schedule 1.47.1 hereto. With respect to the Naugatuck property, the subordinated lien of the holders of the debentures would be subordinate not only to the senior lien of the Lender, but also as to any new first mortgage on the property, provided the proceeds are used to pay the Lender's Claim, or if the Lender's Claim has already been satisfied, to reduce the outstanding amount owing on the debentures. Additionally, to the extent that any party loaning funds to the Reorganized Debtors in exchange for a new first mortgage on the Naugatuck Property requires that there be no second liens on the property, the indenture trustee would be obligated to release the lien on such property provided that the loan proceeds were being used to reduce the amount owing to the Lender or if the Lender's Claim has been paid in full, to reduce the amount owing under the New Debentures. The documentation would permit, without the consent of the indenture trustee, (a) the replacement of the senior debt; (b) the acquisition of additional senior secured indebtedness if needed by the Reorganized Debtors for working capital in an amount up to the amount by which the Reorganized Debtors' inventory and receivables with respect to ongoing operations exceeds the amount of such inventory and receivables on the Effective Date, provided that the total senior secured indebtedness does not exceed $30 million at any time; and (c) the acquisition of any amount of additional senior secured indebtedness if such funds are used to satisfy obligations under the New Debentures.

3. Interest. Interest shall accrue on the unpaid principal balance of the New Debentures at the annual rate of 10.00%, provided however, that if the New Debentures are paid in full within two years after the Effective Date, the interest rate shall be reduced and recalculated at the annual rate of 7.25% for the period of time that the debentures were outstanding, and further provided that if the New Debentures are paid in full within three years after the Effective Date, the interest rate shall be reduced and recalculated at the annual rate of 8.25% for the period of time that the debentures were outstanding, and further provided that if the New Debentures are paid in full within four years after the Effective Date, the interest rate shall be reduced and recalculated at the annul rate of 9.25% for the period of time that the New Debentures were outstanding.

4. Amortization. Interest shall accrue but not be payable and no principal shall be payable until the Lender Secured Claim is paid in full. Once the Lender Secured Claim is paid in full, the unpaid principal and interest owing under the

New Debentures shall be paid in equal monthly installments over the remaining balance of the term of the debentures, beginning with the third month after the Lender Secured Claim has been satisfied, provided that the full principal and interest is to be paid in full no later than the fifth anniversary of the Effective Date.

5. Prepayment. The unpaid balance owing under the New Debentures may be prepaid by the Reorganized Debtors, in whole or in part, at any time without fee or penalty.

                                                                   Schedule 1.46

                           Terms of New PIK Obligation
                           ---------------------------

(a) Ableco shall receive an obligation from the Reorganized Debtors in the original principal amount of $5,000,000, subject to adjustment, which shall be dated August 20, 2002 and shall be due on December 31, 2007 (the "PIK Obligation"), except to the extent it is reduced or eliminated as a result of the accelerated payment of the New Lender Term Obligation.

(b) The PIK Obligation shall accrue interest, from and after August 20, 2002, at the annual rate of 7.25% through December 31, 2003 and thereafter at the greater of: (i) 7.25% and (ii) the prime rate plus 2.5%. Interest shall accrue but shall not be payable on the PIK Obligation until December 31, 2007.

(c) The outstanding principal of the PIK Obligation, together with accrued interest thereon, shall be reduced as follows:

(i) $1,250,000 of the PIK Obligation plus accrued interest thereon shall be forgiven if the principal balance of the New Lender Term Obligation has been reduced by $5,000,000 between August 20, 2002 and June 30, 2003;

(ii) another $1,250,000 of the PIK Obligation plus accrued interest thereon shall be forgiven if the principal balance of the New Lender Term Obligation has been reduced by $10,000,000 between August 20, 2002 and December 30, 2003;

(iii) another $1,250,000 of the PIK Obligation plus accrued interest thereon shall be forgiven if the principal balance of the New Lender Term Obligation has been reduced by $15,000,000 between August 20, 2002 and June 30, 2004;

(iv) the remaining $1,250,000 of the PIK Obligation plus accrued interest thereon shall be forgiven if the principal balance of the New Lender Term Obligation, together with all accrued interest thereon, has been paid in full by December 31, 2004.

(v) To the extent the PIK Obligation is not eliminated entirely by the accelerated payment of the New Lender Term Obligation, the balance owing under the PIK Obligation shall be determined by the Bankruptcy Court based on the amount claimed by Lender as owing as of August 20, 2002 after reducing any such claimed amount by amounts determined by the Bankruptcy Court as not owing to Lender based on payments made to Lender, the deductions set forth in Debtors' "Claim Analysis - Settlement Proposal" attached hereto as Schedule 1.46.1, of amounts owing and to be deducted dated June 12, 2002, and the grounds set forth in the Answer dated June 24, 2002, filed by the debtors in the Adversary Proceeding, captioned Foothill Capital Corporation et al. v. General DataComm Industries, Inc. et al (In re General DataComm, Inc.), Adversary Proceeding No. 02-2018 (the "Adversary Proceeding"), less $25,000,000 and less the reductions to the PIK Obligation set forth above. Any such claim for such determination shall be brought in the Bankruptcy Court no earlier than January 1, 2005. The New Lender Term Obligation, and to the extent not eliminated, the New Lender PIK

Obligation, may be repaid at any time with accrued interest thereon, without fee or penalty. The Bankruptcy Court shall retain jurisdiction to make the above determination as well as jurisdiction to resolve any claims, disputes and other matters with respect to the Pre-Petition Secured Loan Agreements.

                                                                 Schedule 1.46.1
Dated:  June 12, 2002

Lender's Asserted Claim as of the Petition Date:                 $30,663,733.29

LESS:

         Fees and expenses with no documentation or support      ($  180,200.00)

         SUBTOTAL AFTER UNSUPPORTED FEES:                        $30,483,533.29

LESS:

         (1) Principal payments from discontinued
             operation collections as of 6/4/02                  ($1,178,808.51)

         (2) Principal payments from sale of stock in
             Mexican subsidiary as of 6/4/02                     ($  340,906.66)

         (3) Adequate Protection Payments through
             6/4/02:                                             ($1,750,000.00)

          SUBTOTAL AFTER POST-PETITION
          PRINCIPAL REDUCTIONS:                                  $27,213,818.12

LESS:

         (1) Default incremental interest improperly
             charged through 5/02:                               ($  513,443.06)

         (2) Interest on incremental interest                    ($   20,765.92)

         (3)  Division Sale Consent Fees:                        ($1,630,000.00)

         (4)  Compounded interest on consent fees:               ($   66,689.86)

         (5)  Compounded interest on Vital note:                 ($  191,063.70)

          NET LENDER'S CLAIM BEFORE ACCOUNTING
          FOR AHEAD NOTE ASSIGNMENT AND
          OTHER ISSUES:                                          $24,791,855.58
                                                                 ===============

NOTE: THE FOREGOING CALCULATION IS AS OF JUNE 12, 2002 AND DOES NOT ACCOUNT FOR ADDITIONAL INTEREST OR FEES THAT THE LENDERS MIGHT ASSERT ACCRUED SUBSEQUENT TO SUCH DATE OR ADDITONAL PRINCIPAL PAYMENTS OR ADQUEATE PROTECTION PAYMENTS MADE BY THE DEBTORS SUBSEQUENT TO SUCH DATE, AS DESCRIBED MORE FULLY IN THE DISCLOSURE STATEMENT.

                                                                   Schedule 1.47


                       Terms of New Lender Term Obligation
                       -----------------------------------

(a) Ableco shall receive a term obligation from the Reorganized Debtors, in the original principal amount of $25 million, subject to adjustment, which shall be dated August 20, 2002 and shall be due on December 31, 2007 (the "Term Obligation").

(b) The Term Obligation shall accrue interest, from and after August 20, 2002, at the annual rate of 7.25% through December 31, 2003 and thereafter at the greater of (i) 7.25% and (ii) the prime rate plus 2.5%. Until January 1, 2005, the Term Obligation shall amortize at the rate of $250,000 per month (provided however, that in a single month during 2003 (only one time) if management determines that the Reorganized Debtors cannot afford to timely pay the $250,000, they shall have a 30 day grace period to make such payment) plus accrued interest, plus 100% of the net proceeds from the disposition of the assets related to discontinued operations or excess assets listed on Schedule
1.47.1 hereto ("Listed Assets"), provided that the minimum cumulative principal reduction of the New Lender Term Obligation between August 20, 2002 and September 30, 2003, shall be at least $7,500,000, and the minimum cumulative principal reduction of the New Lender Term Obligation between August 20, 2002 and December 31, 2003, shall be at least $10,000,000; provided however, that if on either September 30, 2003 or December 31, 2003, such principal reductions have not been achieved, but the Reorganized Debtors are party to a firm contract, in form and substance reasonably acceptable to Ableco, for the sale of assets of the Reorganized Debtors that, if closed, would enable the Reorganized Debtors to achieve such required cumulative principal reductions, the Reorganized Debtors shall have a period of 60 days beyond such deadlines to close such transaction(s) and satisfy the required cumulative principal reduction amounts. Lenders agree to cooperate with Debtors on the disposition of the Listed Assets as set forth in Schedule 1.47.1.

(c) Any remaining balance under the Term Obligation on December 31, 2004 shall amortize at the greater of (a) equal monthly installments over the succeeding three-year period plus accrued interest or (b) $250,000 per month plus accrued interest.

(d) Notwithstanding anything herein to the contrary, (i) the aggregate amount of the New Lender Term Obligation and the New Lender PIK Obligation shall be reduced to $23,000,000 as of August 20, 2002, if the Debtors pay such amount in full together with all accrued interest on such amount on or before June 30, 2003, and (ii) the aggregate amount of the New Lender Term Obligation and the New Lender PIK Obligation shall be reduced to $24,000,000 as of August 20, 2002, if the Debtors pay such amount in full together with all accrued interest on such amount on or before December 31, 2003.

(e) The New Lender Loan and Security Agreement shall contain a financial covenant requiring the Reorganized Debtors to have positive aggregate consolidated EBITDA ($.01 or greater) for the fourth calendar quarter of 2003.

(f) The New Lender Loan and Security Agreement shall contain a financial covenant requiring the Reorganized Debtors to have an aggregate consolidated EBITDA of no less than $750,000 for the first calendar quarter of 2004 plus the interest accrued on the New Lender Term Obligation during such calendar quarter, and for each subsequent calendar quarter provided that such amount for any subsequent quarter shall be no less than $1,100,000, with such EBITDA calculated on a cumulative basis less amounts previously required for the prior calendar quarters. This covenant shall be eliminated in the event the Reorganized Debtors' loan availability based on the traditional asset-based loan borrowing structure in the Pre-Petition Secured Loan Agreements equals the unpaid balance of the New Lender Term Obligation.

                                                                 Schedule 1.47.1


          List of Assets Related to Discontinued Operations of Debtors
                           or Excess Assets of Debtors
                           ---------------------------

1 - Ahead
         a) Austria insolvency proceedings claims
         b) Ahead U.S. Bankruptcy claims
         c) Auction of Ahead Assets by Bankruptcy Court or recovery of Ahead Assets by Debtors

2 - Excess Parts Inventory - liquidation or bulk sale

3 - Liquidation of U.K. subsidiary

4 - Lucent settlement (already completed and paid to Lender)

5 - Mayan/Vital promissory note

6 - Naugatuck Building mortgage or sale

7 - Mexican subsidiary sale proceeds

8 - Canadian subsidiary sale contract proceeds including any monies held in escrow pursuant to such contract


Lender agrees to cooperate with Reorganized Debtors on the realization of proceeds from these assets including consent to the sale of assets in which it has security interests, provided the net proceeds of such sales are applied in reduction of the New Lender Term Obligation, consent to a prior mortgage on the Naugatuck Building and/or the satisfaction of Lenders' mortgage and other security interests on the sale of the Naugatuck Building, provided the net proceeds therefrom are applied in reduction of the New Lender Term Obligation.

                                   EXHIBIT B

                   UNAUDITED HISTORICAL FINANCIAL STATEMENTS
                   ------------------------------------------

               GENERAL DATACOMM INDUSTRIES, INC. AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS(1)
                                 (In Thousands)
                                   (Unaudited)

                                                              September 30,         September 30,
                                                                  2001                  2000
-------------------------------------------------------------------------------------------------
ASSETS:
 Current assets:
     Cash and cash equivalents                                       $669                  $3,572
     Accounts receivable                                            6,753                  25,631
     Receivables from sale of division:
        Notes receivable                                            6,000                      --
     Inventories                                                    5,815                  31,718
     Deferred income taxes                                             --                   1,521
     Other current assets                                             494                   8,311
-------------------------------------------------------------------------------------------------
 Total current assets                                              19,731                  70,753
=================================================================================================
 Property, plant and equipment, net                                   283                  24,140
 Land and buildings held for sale                                   9,933                   5,518
 Capitalized software development costs, net                           --                  22,160
 Net assets of discontinued operations                              1,482                      --
 Other assets                                                          --                  10,512
-------------------------------------------------------------------------------------------------
                                                                  $31,429                $133,083
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
 Current liabilities:
     Current portion of long-term debt                            $39,838                 $47,921
     Mortgages on land and buildings held for sale                  9,126                   4,061
     Accounts payable, trade                                       12,448                  23,040
     Accrued payroll and payroll-related costs                      1,631                   4,853
     Deferred income                                                   --                   6,567
     Net current liabilities of discontinued operations             4,315                      --
     Other current liabilities                                     16,086                  14,070
-------------------------------------------------------------------------------------------------
 Total current liabilities                                         83,444                 100,512
=================================================================================================
 Long-term debt, less current portion                                  --                   3,000
 Deferred income taxes                                                 --                   2,266
 Other liabilities                                                     --                   1,142
-------------------------------------------------------------------------------------------------
 Total liabilities                                                 83,444                 106,920
=================================================================================================
 Commitments and contingent liabilities
 Redeemable 5% preferred stock                                      3,043                   5,000
 Non-redeemable preferred stock, common stock and
  other stockholders' equity (deficit)                           (55,058)                  21,163

-------------------------------------------------------------------------------------------------
Total stockholders' equity                                      ($52,015)                 $26,163
-------------------------------------------------------------------------------------------------
                                                                  $31,429                $133,083
=================================================================================================

(1) Subject to adjustments that may be required to record the fiscal year-end 2001 audit adjustments.

               GENERAL DATACOMM INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS (1)
                                 (In Thousands)
                                   (Unaudited)


                                                   Twelve months ended
                                                       September 30,
                                                   -------------------
                                                           2001
                                                   -------------------

Sales                                                    $      59,855
Cost of Sales                                                   51,964
                                                   -------------------
Gross Margin                                                     7,891

Operating expenses:
    Selling, general and administrative                         31,071
    Research and product development                            12,231
    Other charges                                               38,196
                                                   -------------------
                                                                81,498


Operating loss                                                 (73,607)

Other income (expense):
    Interest, net                                               (8,746)
    Gain on sale of Multimedia division                          1,346
    Legal settlement proceeds, net                               5,000
    Other, net                                                    (669)
                                                   -------------------
                                                                (3,069)

Loss from continuing operations before
  income taxes                                                 (76,676)

Income tax provision                                               126
                                                   -------------------
Net loss from continuing operations                            (76,802)

Discontinued Operations:
     Income (loss) from discontinued operations,
       net of income taxes                                      (3,789)

     Loss on sales of discontinued operations,
       net of income taxes                                      (2,709)
                                                   -------------------
Net Loss                                                 $     (83,300)
                                                   ===================

(1) Subject to adjustments that may be required to record the fiscal year-end 2001 audit adjustments.

               GENERAL DATACOMM INDUSTRIES, INC. AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS(1)
                                 (In Thousands)
                                   (Unaudited)


                                                              September 30,         September 30,
                                                                  2002                  2001
-------------------------------------------------------------------------------------------------
ASSETS:
 Current assets:
     Cash and cash equivalents                                      $3,138                   $669
     Accounts receivable                                             3,520                  6,753
     Receivables from sales of divisions                               134                  6,000
     Inventories                                                     5,422                  5,815
     Other current assets                                            1,011                    494
-------------------------------------------------------------------------------------------------
 Total current assets                                               13,225                 19,731
=================================================================================================
 Property, plant and equipment, net                                      0                    283
 Land and buildings held for sale                                    6,271                  9,933
 Net assets of discontinued operations                                  99                  1,482
 Other assets                                                            4                     --
-------------------------------------------------------------------------------------------------
                                                                   $19,599                $31,429
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
 Current liabilities:
Liabilities not subject to compromise
-------------------------------------
     Accounts payable, trade                                           658                      0
     Accrued payroll and payroll-related costs                         555                      0
     Accrued expenses and other current liab.                        3,423                      0
-------------------------------------------------------------------------------------------------
                                                                     4,636                      0

Liabilities subject to compromise
---------------------------------
     Current portion of long-term debt                             $30,784                $39,838
     Mortgages on land and buildings held for sale                      60                  9,126
     Accounts payable, trade                                        12,017                 12,448
     Accrued payroll and payroll-related costs                         662                  1,631
     Net current liabilities for discontinued operations             7,898                  4,315
     Other current liabilities                                      12,689                 16,086
-------------------------------------------------------------------------------------------------
                                                                    64,110                 83,444
-------------------------------------------------------------------------------------------------
 Total current liabilities                                          68,746                 83,444
=================================================================================================
 Commitments and contingent liabilities
 Redeemable 5% preferred stock                                       3,043                  3,043
 Non-redeemable preferred stock, common stock and
  other stockholders' equity (deficit)                             (52,190)               (55,058)

-------------------------------------------------------------------------------------------------
Total stockholders' equity                                        ($49,147)              ($52,015)
-------------------------------------------------------------------------------------------------
                                                                   $19,599                $31,429
=================================================================================================

(1) Subject to adjustments that may be required to record the fiscal year-end 2001 and 2002 audit adjustments and the effects of the bankruptcy filing.

               GENERAL DATACOMM INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS(1)
                                 (In Thousands)
                                   (Unaudited)



                                                   Twelve months ended
                                                       September 30,
                                                   -------------------
                                                           2002
                                                   -------------------

Sales                                                    $      27,161
Cost of Sales                                                   14,086
                                                   -------------------
Gross Margin                                                    13,075

Operating expenses:
    Selling, general and administrative                          7,733
    Research and product development                             3,556
    Other charges                                                    -
                                                   -------------------
                                                                11,289

Operating income(loss)                                           1,786

Other income (expense):
    Interest, net                                               (3,441)
    Net gain on sale of real estate                              3,319
    Other, net                                                     291
                                                   -------------------
                                                                   169

Income from continuing operations before
  extraordinary item, reorganization item and
  income taxes                                                   1,955

Extraordinary item:

         Gain on early extinguishment of debt                    1,967
                                                   -------------------

Income from continuing operations before
  reorganization item and income taxes                           3,922

Reorganization item:

         Professional fees                                       2,750
                                                   -------------------

Income from continuing operations before income
  taxes                                                          1,172

 Income tax provision                                              127
                                                   -------------------
Net income from continuing operations                            1,045

Discontinued Operations:
    Income from discontinued operations, net of
      income taxes                                                 873

Gain on sales of discontinued operations, net of
  income taxes                                                     950
                                                   -------------------
Net Income                                               $       2,868
                                                   ===================

(1) Subject to adjustments that may be required to record the fiscal year-end 2001 and 2002 audit adjustments and the effects of the bankruptcy filing.

                                   EXHIBIT C

                         PROJECTED FINANCIAL STATEMENTS
                         ------------------------------

                DEBTORS' FINANCIAL PROJECTIONS AND BUSINESS PLAN

                    SIGNIFICANT ASSUMPTIONS AND RISK FACTORS
                    ----------------------------------------

The Company does not, as a matter of course, publicly disclose projections as to its future revenues or earnings In connection with the Company's consideration of the Plan, certain projections set forth below (the "Projections") of the Company's future operating performance were prepared.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ("AICPA"), THE FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB") OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE DEBTORS' INDEPENDENT ACCOUNTANTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ESTIMATES AND ASSUMPTIONS, WHICH, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THESE PROJECTIONS. GIVEN THAT SUCH PROJECTIONS ARE SUBJECT TO SIGNIFICANT UNCERTAINTY, NONE OF THE COMPANY, MANAGEMENT, OR ANY OTHER PERSON ASSUMES ANY RESPONSIBILITY FOR THEIR ACCURACY. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS.


                     SIGNIFICANT ASSUMPTIONS UNDERLYING THE
                          PROJECTIONS AND BUSINESS PLAN

The starting point of the Projections is the unaudited historical financial information at February 28, 2003, and pro forma adjustments based upon the terms of the Plan and estimates of the amounts of prepetition claims. The Projections are presented on a going-concern basis which contemplates the realization by the Company of its assets and the satisfaction of its liabilities in the ordinary course of business.

Significant general assumptions underlying the Projections and Business Plan include, but are not limited to, the following:

         (i) a return to favorable conditions in the market for high technology networking products over a five-year period and a return of major customers to at least historical levels.

         (ii)     retention and growth of a significant customer relationship.

         (iii) successful expansion of the Company's sales into the business enterprise market as compared to the Company's historical telecom service provider market.

         (iv)     fulfillment of a large anticipated contract.

         (v) realization of proceeds from the sale of non-core assets and a claim against Mayan Networks Corporation. (Refer to the Assumptions attached hereto).

         (vi) ability to outsource manufacture at significantly higher levels of production.

         (vii)    ability to successfully lower costs of product components.

         (viii) ability to sustain the business with minimum capital investment of less than $500,000.

         (ix) successful completion of an outside audit for the fiscal years 2001 and 2002 and thereafter.

         (x) ability to use available federal and state tax NOL's to offset future income tax liabilities.

         (xi) the satisfaction of significant secured, unsecured, tax and contingent liabilities.

         (xii)    no significant new liabilities arise.

         (xiii)   the ability to retain qualified technical and other employees.

         (xiv) new products and features are successfully developed on schedule and achieve market acceptance and sales.

         (xv) no new regulations are passed that negatively impact the buying patterns of the Company's customers in the telecommunications industry.

         (xvi) ability to support growth without increasing total employee headcount.

         (xvii) the Company will continue to generate revenues, as in the past, without the benefit of long-term contracts.

Further discussion of key plan assumptions is as follows:

Revenue

The following are the key revenue assumptions incorporated into the Business
Plan:

         Telecom Equipment Market

         The Plan assumes that the market for telecommunications equipment and the economy in general will begin to improve in the last half of calendar 2003. To the extent such improvements do not occur or are delayed or less substantial than assumed, the Company's financial performance will be negatively impacted.

         Major Expected Order

         The Company anticipates that it will receive substantial orders under a large project for shipment beginning in Fiscal Year 2004 and continuing thereafter. Based upon discussions with representatives of the prime contractor for such project and the Company's distributor, the Company has been advised that its products have been selected for deployment in such project and the initial products for testing have been delivered. The anticipated orders from such project, in part, support the increasing revenue projected by the Company beginning in Fiscal Year 2004.

         New Products

         Over the past year the Company has introduced new products and product features. There exists a long cycle, often up to a year, to get new products approved by the Company's traditional customers who are large telecommunications service providers.

         Certain of the new products, most notably the SCIP and SCES (which provide Internet and Ethernet applications) have been tested and approved by certain important customers and early shipments to such customers have begun. Debtors expect sales of such products to improve in the future as they are implemented by customers and as additional customers complete their internal review and approval process. The internal review and approval process can take several months, depending on the customer.

         The Company is in the process of developing other new products and features which will be introduced in the future. While there is no guarantee that such new products will be successful, the Company believes strongly that they will be successful, as such products are being developed in large part to address particular needs and functionality identified to the Company by its larger customers.

         New products and features are also being introduced not only for the Company's traditional markets within the domestic telecom companies, but also to target the service provisioning markets within such companies.

         The Plan anticipates that shipments of new products and features will be substantial in the future (up to 20 percent of revenue in fiscal 2004 and higher thereafter), and in part, support the increasing future revenue projected by the Company.

         New Markets

         Through product innovation and sales force changes, the Company is actively pursuing business enterprise, integrators, resellers and other customers for product and service offerings. As part of this effort, the Company is reestablishing relationships with its substantial base of former business enterprise customers. The Plan anticipates that enterprise markets alone will constitute more than 10 percent of revenue in fiscal 2004 and beyond. The Company is also establishing international sales agency and distributor arrangements and anticipates growth in international sales.

         During the past year the Company has been able to reestablish relationships with old customers who have not done business with the Company for several years, as well as establishing relationships with new customers. These customers have already purchased the Company's products and have indicated they will be purchasing more of the Company's products in the future.

Reorganization Costs

The plan assumes that upon emergence from bankruptcy, the Company will benefit from a reduction in professional bankruptcy fees. For the first 18 months in Chapter 11 bankruptcy (through February 28, 2003), the Company incurred approximately $4.1 million, or $228,000 per month, in professional bankruptcy fees.

Improved Margins

The Company's financial projections assume the Company will be able to improve upon its overall gross margins over a period of time. The projected improvement in margins, a portion of which has already been achieved, is based upon a number of factors, including without limitation, reducing the Company's manufacturing and overhead costs, reducing the component costs for the Company's products (through the use of strategic purchases and utilization of alternative sources, including international sources), savings associated with increased volumes, increased utilization of outsource manufacturing of its products, and other productivity improvements. While there is no guarantee, the Company's management believes the margin improvements assumed in the preparation of the financial projections are achievable. If the projected margin improvements are not achieved, or are achieved more slowly than anticipated, the Company's financial performance will be negatively impacted.

Secured Debt/Asset Recoveries

Since August 20, 2002, when the secured debt level was agreed at $25 million(4), the Company has been able to reduce the secured debt to approximately $16.2 million (as of June 18, 2003) through a combination of asset sales and operating cash flow.

---------------
4 The agreed debt level with the Lenders as of August 20, 2002 is actually $30 million, except that $5 million of that amount is eliminated if the debt is repaid by certain deadlines. The Company has already met one of those targets and expects to meet the other three.

Based on the cash flow projections in the Plan, the secured debt will be fully paid off by October 2004. Since the reorganization plan provides that such debt must be fully paid by December 31, 2007, the Company may perform below its projections and still be able to satisfy the Plan payment requirements.

The Plan furthermore anticipates that approximately $9 million of cash will be generated from the sale of non-core assets and other recoveries apart from cash generated from ongoing operations. Such amounts will be applied first to pay down the secured debt. $1.9 million of this amount was recently satisfied from the sale of real estate in England, which occurred on April 24, 2003. This reduced the secured debt balance to approximately $16.2 million, as of June 18, 2003. Debtors expect to shortly receive an additional $1 million from proceeds of a Letter of Credit issued in connection with the sale of certain assets prepetition.

Breakeven

Upon emergence and for the quarter ending September 30, 2003, the Company's business plan requires average monthly revenue of $1.9 million in order to achieve breakeven net income (loss). Assuming that gross margins do not improve as anticipated in the Company's business plan in the quarter ended September 30, 2003 and remain at current levels, the average monthly revenue required to break even becomes $2.1 million (not including principal amortization payments to Ableco). When accounting for the principal amortization payments to Ableco, the break even point level is approximately $2.4 million to $2.6 million at current gross margins. The break even levels are substantially below the revenue projections.

Tax Net Operating Loss Carryforwards

The Plan anticipates that the Company will be able to utilize federal net operating loss carryforwards in order to offset tax liabilities in the years presented in the Plan. Management believes that under the federal tax rules, the total amount of its tax net operating losses (estimated by the Company to be in excess of $250 million) continue to be available. It is possible that certain events could limit the Company's ability to use its net operating losses. However, in the event they are limited, the Company believes that federal income taxes would still be reduced to the extent of the limitation and to the extent of other income tax credit carry forwards the Company has available. In the event the Company's use of the net operating loss carryforwards is limited and as a result the Company becomes obligated to pay substantial income taxes, the Company's ability to timely meet its payment obligations under the Plan may (depending upon the nature, magnitude and timing of such income tax obligations) be negatively impacted, including its ability to repay Ableco and in turn to repay the New Debentures.

Plan Payment Obligations

Under the Plan, the Company is required to pay the Lender's Secured Claim (estimated to be less than $15 million in principal on the Effective Date(5)) in full by December 31, 2007, and to pay the New Debentures (estimated to be less

---------------
5 If the payment of the Lender's Secured Claim does not occur on the schedule necessary to eliminate all of the $ 5 million PIK Obligation ($2.50 million of which is expecting to be eliminated by the Effective Date), the total amount owing to the Lender could be higher.

than $25 million in principal) in full by the fifth anniversary of the Effective Date, according to certain payment schedules and formulas. The Company's financial projections, if met, would enable the Company to satisfy those obligations in a much shorter period of time (approximately three years). The Committee has advised the Debtors that it believes certain of the revenue assumptions underlying the Debtors' financial projections are aggressive and has expressed its view that due to the risks referenced herein and in Exhibit E to the Disclosure Statement, there is some uncertainty whether the Company's performance will be sufficient to allow it to timely repay its obligations under the Plan. While the projections do show steady increases in revenue over the next four years and there is no guarantee that actual results will equal or exceed projections, the Debtors believe the assumptions underlying the projections are reasonable. Because the Plan provides the Reorganized Debtors with a period of five years to repay its debt obligations under the Plan and the financial projections, if met, would enable the Reorganized Debtors to fully satisfy those obligations in approximately three years, creditors and equity interest holders should be aware, that as a result and depending upon the nature, magnitude and timing of any variances, the Company may be able to meet its payment obligations under the Plan even if its actual financial performance is below the projections.

WHILE MANAGEMENT BELIEVES THE ASSUMPTIONS UNDERLYING THE PROJECTED FINANCIAL INFORMATION FOR THE PROJECTION PERIOD, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED. THE DEBTORS URGE THE UNDERLYING ASSUMPTIONS BE CONSIDERED CAREFULLY BY HOLDERS OF CLAIMS AND EQUITY INTERESTS IN REACHING THEIR DETERMINATION OF WHETHER TO ACCEPT OR REJECT THE PLAN.

General DataComm Industries
Income Statement (in thousands)

                                                                                               6 Mo.
                                                                                               Total      Total     Total
                             ----------------------------------------------------------------------------------------------
                                April       May      June      July      August     Sept       2003       Q1 04     Q2 04
                             ----------------------------------------------------------------------------------------------
Revenue                        $2,100     $2,025    $2,000    $2,075     $2,075    $2,325     $12,600  $  9,400    $10,250

Cost of Goods Sold              1,009        952       920       934        901     1,010       5,726     3,728      4,118
                             ----------------------------------------------------------------------------------------------
Gross Profit                    1,091      1,073     1,080     1,141      1,174     1,315     $ 6,874     5,672      6,132
Gross Margin %                     52%        53%       54%       55%        57%       57%         55%       60%        60%

Operating Expenses
  Employee Benefits                50         50        50        50         50        50         300       150        174
  Repairs & Maintenance            23         18        18        20         20        20         119        15         15
  Rent Expense                      7          7         7         7          7         7          42         6          6
  Salaries, Commission & Fees     600        605       600       605        610       630       3,650     2,000      2,066
  Supplies                          4          4         4         4          4         4          24        14         14
  Real Estate Taxes                10         10        10        10         10        10          60        32         32
  Other Taxes                      20         20        20        20         20        20         120        60         65
  Travel & Entertainment           42         36        40        40         40        40         238       144        150
  Utilities                        18         18        16        20         22        20         114        50         65
  Insurance                        66         66        66        66         66        66         396       209        210
  Other Expenses                   45         45        44        44         44        44         266       136        140
  Professional Fees               200        200       250       250        250       100       1,250       125        125
  Depreciation & Amortization       1          1         1         1          1         1           6        15         15

                             ----------------------------------------------------------------------------------------------
    Operating Expenses          1,086      1,080     1,126     1,137      1,144     1,012       6,585     2,956      3,077

Interest Expense                  121        118       103        94        269       264         969       791        702
Other (income)/ Expense          (164)      (463)     (958)     (220)      (220)     (265)     (2,290)     (550)      (500)

Income Tax Expense                 13         13        13        13         13        13          78        39         39

                             ----------------------------------------------------------------------------------------------
Net Income/ (Loss)                $35       $325      $796      $117      ($32)      $291      $1,532    $2,436     $2,814
                             ==============================================================================================

                             ----------------------------------------------------------------------------------------------
EBITA                            $170       $457      $913      $225      $251       $569      $2,585    $3,281     $3,570
                             ==============================================================================================




                                  Total       Total       Total        Total         Total       Total
                               -------------------------------------------------------------------------
                                  Q3 04       Q4 04      FY 2004      FY 2005       FY 2006     FY 2007
                               -------------------------------------------------------------------------
Revenue                         $12,625    $13,025      $45,300        $59,400     $61,080      $73,300

Cost of Goods Sold                4,913      4,995       17,754         23,083      23,750       28,482
                               -------------------------------------------------------------------------
Gross Profit                      7,712      8,030      $27,546       $ 36,317     $37,330      $44,818
Gross Margin %                       61%        62%          61%            61%         61%          61%

Operating Expenses
  Employee Benefits                 174        174          672           752          843          944
  Repairs & Maintenance              15         17           62            70           75           80
  Rent Expense                        6          7           25            28           31           34
  Salaries, Commission & Fees     2,430      2,580        9,076        10,256       10,950       11,920
  Supplies                           16         18           62            68           75           83
  Real Estate Taxes                  32         34          130           140          151          163
  Other Taxes                        65         65          255           265          275          285
  Travel & Entertainment            156        162          612           673          741          815
  Utilities                          55         69          239           251          264          277
  Insurance                         209        210          838           888          941          997
  Other Expenses                    140        142          558           586          616          647
  Professional Fees                 100        100          450           475          500          525
  Depreciation & Amortization        20         28           78            90          105          120

                               ------------------------------------------------------------------------
    Operating Expenses            3,418      3,606       13,057        14,542       15,567       16,890

Interest Expense                    627        566        2,686         1,402          119            0
Other (income)/ Expense            (450)      (400)      (1,900)         (750)           0            0

Income Tax Expense                   39         39          156           156          156          156

                               -------------------------------------------------------------------------
Net Income/ (Loss)               $4,078     $4,219      $13,547       $20,967      $21,488      $27,772
                               =========================================================================

                               -------------------------------------------------------------------------
EBITA                            $4,764     $4,852      $16,467       $22,615      $21,868      $28,048
                               =========================================================================

         General DataComm Industries, Inc
             Statement of Cash Flows
                 (Unaudited) (1)
                  ($$ in 000's)
      Increase in Cash and Cash Equivalents
                   Projections

                                                   April 2003 May 2003  June 2003   July 2003 August 2003   Sept 2003  6 Mo. Total
                                                   --------------------------------------------------------------------------------
Cash flows from operating activities:
       Cash received from customers                $ 2,677    $ 1,983    $ 2,482    $ 2,267      $ 2,222    $ 2,235     $ 13,866
       Non A/R cash                                    137      2,043        933        200          225        250     $  3,788
       Interest paid                                  (121)      (114)      (105)       (94)         (95)       (92)    $   (621)
       Cash paid to suppliers and employees         (1,740)    (1,593)    (1,597)    (1,860)      (1,770)    (1,856)    $(10,416)
                                                   --------------------------------------------------------------------------------
Net cash provided by operating activities
  before reorganization items                          953      2,319      1,713        513          582        537     $  6,617

Operating cash flows from reorganization items:
       Professional fees                              (152)      (465)      (175)      (175)        (300)      (300)    $ (1,567)
                                                   --------------------------------------------------------------------------------
Net cash used by reorganization items                 (152)      (465)      (175)      (175)        (300)      (300)    $ (1,567)

Net cash provided by(used in) operating activities     801      1,854      1,538        338          282        237     $  5,050

Cash flows from financing activities:
       Payments on Bank debt Principal                (350)    (2,283)    (1,167)      (425)        (450)      (475)    $ (5,150)
       Payments on Debenture Principal                                                                                  $      -
       Payments on Taxes                                                                                       (150)    $   (150)
                                                   --------------------------------------------------------------------------------
Net cash provided by financing activities             (350)    (2,283)    (1,167)      (425)        (450)      (625)    $ (5,300)
                                                   --------------------------------------------------------------------------------
Net increase in cash                               $   451    $  (429)   $   371    $   (87)     $  (168)   $  (388)    $   (250)
                                                   ================================================================================

Cash at beginning of period                          1,378      1,829      1,400      1,771        1,684      1,516        1,378
Cash at end of period                              $ 1,829    $ 1,400    $ 1,771    $ 1,684      $ 1,516    $ 1,128     $  1,128



                                                Q1 2004      Q2 2004    Q3 2004     Q4 2004      2004      2005       2006    2007
                                               -------------------------------------------------------------------------------------
Cash flows from operating activities:
       Cash received from customers              $   7,494     $ 9,774   $ 11,295    $ 12,801   $  41,364   57,487   60,514  71,711
       Non A/R cash                              $   3,724         665        450         400   $   5,239      750        -       -
       Interest paid                             $    (267)       (190)      (109)        (50)  $    (616)      (2)  (3,932)      -
       Cash paid to suppliers and employees      $  (6,837)    $(7,180)  $ (8,311)   $ (8,731)  $ (31,059) (38,520) (40,241)(46,724)
                                               -------------------------------------------------------------------------------------
Net cash provided by operating activities
  before reorganization items                        4,114       3,069      3,325       4,420      14,928   19,715   16,342  24,988

Operating cash flows from reorganization item
       Professional fees                                 -           -          -           -           -        -        -       -
                                               -------------------------------------------------------------------------------------
Net cash used by reorganization items                    -           -          -           -           -        -        -       -

Net cash provided by(used in) operating activ        4,114       3,069      3,325       4,420      14,928   19,715   16,342  24,988

Cash flows from financing activities:
       Payments on Bank debt Principal              (4,138)     (3,095)    (3,050)     (3,278)  $ (13,561)    (600)       -       -
       Payments on Debenture Principal                                                                $ -  (17,000)  (6,000)
       Payments on Taxes                                                                 (600)  $    (600)    (750)    (500)
                                               -------------------------------------------------------------------------------------
Net cash provided by financing activities           (4,138)     (3,095)    (3,050)     (3,878)    (14,161) (18,350)  (6,500)      -
                                               -------------------------------------------------------------------------------------
Net increase in cash                             $     (24)    $   (26)  $    275    $    542   $     767  $ 1,365 $  9,842 $24,988
                                               =====================================================================================

Cash at beginning of period                      $   1,128     $ 1,104   $  1,078    $  1,353       1,128    1,895    3,260  13,101
Cash at end of period                            $   1,104     $ 1,078   $  1,353    $  1,895   $   1,895  $ 3,260 $ 13,101 $38,089

                  General DataComm Industries, Inc.
                   Consolidated Balance Sheet (1)


                                                     6/30/2003  9/30/2003  12/31/2003
In thousands                                 Q3 2003    Q4 2003    Q1 2004    Q2 2004      Q3 2004     Q4 2004      2004
ASSETS:
Current Assets:
      Cash and cash equivalents                $1,771     $1,128     $1,104     $1,078       $1,353      $1,895     $1,895
      Accounts receivable                       3,448      3,358      5,264      5,740        7,070       7,294      7,294
      Notes receivable                              0          0          0          0            0           0          0
      Inventories                               5,023      5,023      5,275      5,375        5,650       5,897      5,897
      Deferred income taxes                         0          0          0          0            0           0          0
      Other current assets                        824        574        408        383          358         308        308
                                             ---------  ---------  ---------  ---------   ----------   ---------  --------
                                               11,066     10,083     12,051     12,576       14,431      15,394     15,394

 Property, plant and equipment, net                 0          0          0          0            0           0          0
 Land and buildings held for sale               4,569      4,569      1,569      1,569        1,569       1,569      1,569
 Other assets                                       4          4          4          4            4           4          4
 Net assets of discontinued operations             92         92         92         92           92          92         92
                                             ---------  ---------  ---------  ---------   ----------   ---------  --------

                                Total Assets  $15,731    $14,748    $13,716    $14,241      $16,096     $17,059    $17,059
                                             =========  =========  =========  =========   ==========   =========  ========


LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:

Liabilities not subject to compromise
      Accounts payable, trade                     945        975      1,025      1,225        1,400       1,500      1,500
      Accrued payroll and payroll-related
        costs                                     617        617        620        625          635         642        642
      Accrued expenses and other current liab.  4,175      3,943      4,036      4,125        4,249       4,248      4,248
                                             ---------  ---------  ---------  ---------   ----------   ---------  --------
                                                5,737      5,535      5,681      5,975        6,284       6,390      6,390

Liabilities subject to compromise
      Revolving credit loan                        $0         $0         $0         $0           $0          $0         $0
      Notes payable                            15,511     14,161     10,023      6,928        3,878         600        600
      Mortgages payable on real estate held
        for sale                                    0          0          0          0            0           0          0
      7 3/4% Convertible debentures                 0          0          0          0            0           0          0
      Accounts payable, trade                       0          0          0          0            0           0          0
      Accrued expenses and other current liab.      0          0          0          0            0           0          0
      Debentures                               25,000     25,193     25,717     26,229       26,747      26,663     26,663
                                             ---------  ---------  ---------  ---------   ----------   ---------  --------
                                               40,511     39,354     35,740     33,157       30,625      27,263     27,263

Redeemable 5% Preferred Stock                   3,043      3,043      3,043      3,043        3,043       3,043      3,043

Stockholders' equity:
      Preferred stock                             788        788        788        788          788         788        788
      Common stock                              3,328      3,328      3,328      3,328        3,328       3,328      3,328
      Paid-in-capital                         191,313    191,313    191,313    191,313      191,313     191,313    191,313
      Accumulated deficit                    (227,550)  (227,174)  (224,738)  (221,924)    (217,846)   (213,627)  (213,627
       Less: Treasury stock                    (1,439)    (1,439)    (1,439)    (1,439)      (1,439)     (1,439)    (1,439
                                             ---------  ---------  ---------  ---------   ----------   ---------  --------
                                              (33,560)   (33,184)   (30,748)   (27,934)     (23,856)    (19,637)   (19,637
                                             ---------  ---------  ---------  ---------   ----------   ---------  --------
  Total Liabilities and Stockholders' Equity  $15,731    $14,748    $13,716    $14,241      $16,096     $17,059    $17,059
                                             =========  =========  =========  =========   ==========   =========  ========




In thousands                                     2005        2006       2007
ASSETS:
Current Assets:
      Cash and cash equivalents                   $3,260    $13,101     $38,089
      Accounts receivable                          9,207      9,773      11,362
      Notes receivable                                 0          0           0
      Inventories                                  7,025      7,878       9,474
      Deferred income taxes                            0          0           0
      Other current assets                           258        258         200
                                               ----------  ---------  ----------
                                                  19,750     31,010      59,125

 Property, plant and equipment, net                    0          0           0
 Land and buildings held for sale                  1,569      1,569       1,569
 Other assets                                          4          4           4
 Net assets of discontinued operations                92         92          92
                                               ----------  ---------  ----------

                                Total Assets     $21,415    $32,675     $60,790
                                               ==========  =========  ==========


LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:

Liabilities not subject to compromise
      Accounts payable, trade                      1,725      1,900       2,100
      Accrued payroll and payroll-related
        costs                                        668        694         722
      Accrued expenses and other current liab.     4,217      4,221       4,334
                                               ----------  ---------  ----------
                                                   6,610      6,815       7,156

Liabilities subject to compromise
      Revolving credit loan                           $0         $0          $0
      Notes payable                                    0          0           0
      Mortgages payable on real estate held
        for sale                                       0          0           0
      7 3/4% Convertible debentures                    0          0           0
      Accounts payable, trade                          0          0           0
      Accrued expenses and other current liab.         0          0           0
      Debentures                                  10,432          0           0
                                               ----------  ---------  ----------
                                                  10,432          0           0

Redeemable 5% Preferred Stock                      3,043      3,043       3,043

Stockholders' equity:
      Preferred stock                                788        788         788
      Common stock                                 3,328      3,328       3,328
      Paid-in-capital                            191,313    191,313     191,313
      Accumulated deficit                       (192,660)  (171,172)   (143,399)
       Less: Treasury stock                       (1,439)    (1,439)     (1,439)
                                               ----------  ---------  ----------
                                                   1,330     22,818      50,591
                                               ----------  ---------  ----------
  Total Liabilities and Stockholders' Equity     $21,415    $32,676     $60,790
                                               ==========  =========  ==========

(1) Subject to adjustments that may be required to record the fiscal year-end (2001 and 2002) audit adjustments and the effects of the bankruptcy filing.
(2)  Excludes $3,370 interest/fees on secured debt that may not be payable.

                        General DataComm Industries, Inc.

                          Business Plan Key Assumptions

                                   COMMENTS                                                  2003   2004  2005   2006   2007
Fiscal                      Year The Company's fiscal tear is assumed to be
                            September 30, which is unchanged.

Revenue Growth in revenue beginning in fiscal 2004 is due to several factors which include, sales of new products which is estimated to represent up to 20% of total revenue, the development of the enterprise market and the recovery of GDC's core telco customers.

Headcount by Organization
                            Departmental headcounts are shown by year.
        CEO                 All counts are effective the first of the year shown               1      1     1      1      1
        Finance/hr                                                                             9      9     9      9      9
        Sales                                                                                 24     26    27     28     29
        Marketing                                                                              4      4     5      6      6
        Engineering                                                                           28     30    31     32     33
        IT                                                                                     6      6     6      4      4
        Facilities/Admin/Cust Svcs                                                            10      8     7      6      6
                      SUBTOTAL                                                                82     84    86     86     88

        Manufacturing                                                                         31     25    20     20     20

                      TOTAL EMPLOYEES                                                        113    109   106    106    108

Salary Increases            Salary Increases are assumed at the                               0%     4%    4%     4%     4%

                            rates in the year shown


Employee Benefits           Assumes  health plan increase is 12% annually.                          12%   12%    12%    12%




Repairs and Maintenance Minimum amounts for computers and test fixtures.





Salaries Commission & Fees  Salaries are based upon current rates including reductions.
(non-MFG)                   No increases are assumed in FY 2003. In 2004 the 10% salary deferral program currently in effect, is repaid. $650K for incremental salary required for non-mfg headcount.
                            5% (Five) of the Net sales increase is added  for
                            commissions.


Travel & Entertainment      Travel expenses will increase as new salespeople                        10%   10%    10%    10%
                             are added. Increased travel 10% per year.


Utilities                   Assumed increase of 5% per year.                                         5%    5%     5%     5%

Insurances                  Assumed increases of 6% over previous year.                              6%    6%     6%     6%

Other Expenses              Assumed increases of 5% over previous year.                              5%    5%     5%     5%

Professional Fees           Fees for Outside Auditors, Legal and Tax. 2004 assumed at
                            $450,000 added $25,000 to each subsequent year.

Term Note                   Assumes $19 million outstanding as of April 1,
                            2003. Subsequent Payments on debt will result in
                            full payment of the note on or before September
                            2004.
                            Interest on the note is 7.25% and paid until note is
                            paid in full.

Debentures                  Assumed $23 million outstanding. Excess cash used to prepay debentures  and interest beginning in October 2004.
                            Payments will continue through March of 2006, when the
                            principal and interest will be paid. Interest on debentures is based on 8.25%

Taxes                       Assumed $2 million outstanding. Excess cash used to repay
                            Tax and interest beginning in October 2004.
                            Payments will continue through August of 2006, when the taxes and interest will be paid. Interest on taxes is based on 8.25%

Non A/R Cash                Non A/R Cash receipts consists of:
                            Aheadcom adequate protection payments assumed of
                            $100,000 per month and totalling $1,725,000 Sale of
                            GDC UK Building: $2 million in May 2003 Mayan
                            Arbitration Award: $800,000 in June 2003 Excess
                            component Inventory sales: Beginning July 2003 for
                            $50,000 peaking at $100,000 per month in Sept.for
                            several months and then declining. Total amounts
                            recognized are $225,000 in FY2003 and $775,000 in
                            FY2004.
                            Sale of GDC Naugatuck Building Dec. 2003 for $3,000,000
                            Payout from Aheadcom Austria liquidation July 2005 of
                            $750,000

Cash Paid to Vendors
and Employees Inventory purchases increase both to support higher forecast sales levels and to reflect lower available inventory levels on hand.



                                         Balance Sheet Key Assumptions                            2004  2005   2006   2007
                                         -----------------------------



Inventory                   Inventory value is based upon the current year's COGS divided by        3.1   3.2   3.25    3.3
                            the turn estimates shown. Turns are lower historically based on high available inventory levels on-hand.

Liabilities                 All unsecured Liabilities Subject to Compromise are
                            included in a $25 million Debenture assumed to be
                            issued on June 30, 2003.

Accrued Expenses Reflects the estimated timing of property/franchise tax payments and professional fees. In addition, the company implemented a salary deferral program in April 2003 and such deferral amount is assumed to be paid in December 2003.

Accounts Receivable Assumes approximately 49 days outstanding, consistent with historical experience.


Cash Flow Statement Formulas



                         Item
                         ----
Cash flows from Operating activities              Consists of 84.5% of current periods revenue, plus prior periods
Non-A/R cash                                      ending A/R Asset sales, Ahead Adequate Protection Payments, Vital
Interest paid                                     payments and inventory liquidation Reflects Interest paid on
Cash Paid to Suppliers and Employees              either Term Loan or debentures in the current period Reflects COGS plus all the current period's operating expenses except
                                                  professional fees and Depreciation plus ordinary course
                                                  professional fees in July 2003 and the cash difference between the current period's ending inventory less the previous preiod's ending inventory.

Professional Fees                                 Reflect bankruptcy related professional fees.

Payments on debt                                  Reflects principal payments made against first the term loan and then the debentures. Payments consist of GDC Adequate protection,
                                                  Aheadcom adequate protection (up to $1,175,000), sales of assets held for sale and sales of excess inventories.



Balance Sheet Formula's



                         Item
                         ----
Cash and Cash Equivalents                         Takes from cash flow statement the Cash at end of Period
Accounts Receivable                               Consists of A/R from the previous period plus current period's revenue from the income statement less the cash received from customers in the current period.
Inventories                                       End of period inventories equal about 11.5% of net equipment revenues of the current period.
Land & Buildings held for sale                    Reflects transaction for partial sale of property in 12/03

Accounts Payable trade                            Increases 5% over previous year
Accrued Payroll                                   Increases 4% over previous year
All other accrued expenses                        Balances Liabilities to assets

Accumulated deficit                               June 30, calculated with Bill Henry. Next period equals previous period's number plus the net income from the current period.

                                    EXHIBIT D


                        DEBTORS' GOING CONCERN VALUATION

GDC's financial advisor, Chodan Advisors, Inc., ("Chodan"), was engaged by the Company's management to determine an estimate of the Company's reorganized value and to provide a limited scope report.

The estimated range of the Company's reorganized enterprise value should not be considered indicative of the price at which the business may be purchased or sold upon completion of the proposed restructuring. Furthermore, the estimated reorganized enterprise value should not be considered a proxy for the value of the Company's new securities after completion of the restructuring.

In preparing the valuation, Chodan relied upon the financial projections prepared by the Debtors' management, which were last updated as of May 13, 2003, and upon Chodan's review and discussions with management regarding the financial projections. To the extent the estimate of GDC's enterprise value derived by Chodan's analysis is dependent on the Company achieving the projected results, the valuation estimate is subject to uncertainty and risk. Since projections, by definition, are forward looking, certain financial results projected by the Company's management may differ from recent historical results.

There are three conventional and generally accepted approaches to determine the value of a business like GDC:

    o  Market approach.
    o  Income approach
    o  Asset approach

The market approach is a valuation technique in which the fair market value of a business is estimated by comparing the target company to be valued to industry guideline companies whose stock is publicly traded.

The income approach, also referred to as the Discounted Cash Flow (DCF) approach, measures the value of a company based on anticipated future (projected) earnings and cash flows of the business.

An alternative approach to valuing a business enterprise is the underlying asset approach. This approach requires the determination of the aggregate market value of the collective assets and liabilities of the business. This approach is commonly used in valuing real estate, investment holding companies and insolvent businesses under a liquidation scenario.

         (a)   The Market Approach Valuation

As previously discussed, the market approach is a valuation technique in which the fair market value of a business is measured by comparing the target company to industry specific guideline companies whose common stock is publicly-traded.

Chodan reviewed a list of companies in the United States, which manufacture and distribute telecommunication equipment. The following criteria were used to select companies for our market value analysis:

    o  The company's stock was traded on a national exchange or over-the-counter

    o  Adequate financial information was available
    o The company's size was relatively comparable to GDC - the approximate annual revenue range was $14.2M to $345.7M (note: GDC's reorganized average revenue amount for the projected period is near the midpoint of this range)
    o  The companies operate in the telecommunications equipment market.

The following companies were identified:

-------------------------------------- ----------------------- ---------------
B. Company                                C. Ticker Symbol       D. Revenue
-------------------------------------- ----------------------- ---------------

Adtran, Inc.                                     ADTN             $345,725
-------------------------------------- ----------------------- ---------------
Aware, Inc.                                      AWRE             $13,844
-------------------------------------- ----------------------- ---------------
Carrier Access Corporation                       CACS             $50,247
-------------------------------------- ----------------------- ---------------
Entrada Networks, Inc.                           ESCN             $14,197
-------------------------------------- ----------------------- ---------------
Paradyne Networks, Inc.                          PDYN             $112,264
-------------------------------------- ----------------------- ---------------
Tekelec                                          TKLC             $260,341
-------------------------------------- ----------------------- ---------------
Terayon Communications Systems, Inc.             TERN             $129,403
-------------------------------------- ----------------------- ---------------
Verilink Corporation                             VRLK             $29,716
-------------------------------------- ----------------------- ---------------
Vina Technologies, Inc.                          VINA             $25,143
-------------------------------------- ----------------------- ---------------
Zoom Technologies, Inc.                          ZOOM             $37,274
-------------------------------------- ----------------------- ---------------

Chodan compared certain financial data for GDC with similar data for the industry guideline companies. The selected earnings parameters were the EBITDA and sales multiples. (Tab 2)

EBITDA multiples for the guideline companies ranged from (-4.48)x to 32.72x at May 13, 2003. This wide range of results demonstrates the difficulty in using the market method to value certain companies, particularly financially troubled companies. With respect to the guideline companies, there is no apparent EBITDA multiple within this range to extrapolate to GDC's projected EBITDA. Furthermore, the Company anticipates significantly different earnings trends compared to its historical performance. While sales multiples for the guideline companies were more closely grouped, Chodan does not believe that this parameter alone provides sufficient guidance to apply it in valuing GDC. We also note that a number of the guideline companies have market valuations that are less than or close to the cash these companies have on their balance sheets. This indicates that there is some degree of irrational market valuation that currently exists in the sector and should not be construed as a basis for long-term valuations of going concerns. Accordingly, Chodan determined that the income approach was the most relevant valuation methodology for measuring GDC's reorganized enterprise value.

Income Valuation Approach

The income approach or DCF measures the value of a company based on anticipated future (projected) earnings and cash flows of the business. These estimated future earnings and cash flows are discounted to the present date at a rate of return, which is commensurate with the company's inherent market risk and expected growth. The present value of the company's projected cash flows is a proxy for the fair market value of the business.

Cash Flow Estimates:

In performing our valuation study, Chodan prepared a discounted cash flow analysis of the Company's unlevered free cash flows (assuming the financial forecasts, prepared and provided to Chodan by the Company's management were accurate and were realized in the amounts and at the times indicated).

In connection with its review, Chodan did not assume any responsibility for independent investigation or verification of any of the information that was provided to it and it relied on such information being complete and accurate in all material respects.

With respect to the financial forecasts prepared and provided by GDC, Chodan was advised, and assumed, that the forecasts were reasonably prepared on basis reflecting the best currently available estimates and judgments of Management as to the future financial performance of the Company.

However, the materials and information presented in this report have been prepared for illustrative purposes only, and do not represent a prediction, forecast or projection of actual results. Chodan disclaims any assurance on the underlying assumptions and the user of this report should not rely on such assumptions as achievable since the actual results may significantly differ from the underlying assumptions. Furthermore, Chodan does not make, and expressly disclaims, any warranty or guarantee of any particular result and the user of this report should not rely on this analysis and valuation.

Cost of Capital (Discount Rate):

The proper cost of capital, or discount rate, is the expected rate of return that the market requires to attract funds to a particular investment. The cost of capital is market driven meaning it is the competitive rate of return in the market for assets with similar earnings streams and risk characteristics.

Since GDC's restructured capital structure will incorporate both debt and equity financing, Chodan analyzed the Company's overall weighted-average cost of capital (WACC). The steps involved in developing the discount rate or WACC include the following:

    o  Measure the company's cost of debt
    o  Measure the company's cost of equity

The pretax cost of GDC's debt of 8.81% (5.28% after tax) is the weighted average of the rates negotiated for both the secured and unsecured debt assumed to be in place at the time of emergence from Chapter 11. According to the proposed plan of reorganization, GDC's reorganized capital structure will include approximately $19.2 million of new secured debt with a proposed interest rate equal to the greater of 7.25% or the prime rate plus 2.5%, and approximately $25.0 of unsecured debt with a proposed initial interest rate of 10.0% that, under certain conditions, can be adjusted downward to 7.25%. It is important to note that these debt balances reflect the expected balances at the date of emergence from Chapter 11 and do not reflect the potential of reduced debt levels based upon certain prepayment discounts incorporated into the terms of the new debt and have chosen the higher amounts to reflect a more conservative valuation. Upon conditions that the projections indicate will be met, the balance of the Secured debt will effectively be $15.5 million upon emergence. If these conditions are not met, the effective balance is $20.5 million. The cost of the new debentures is also subject to reduction if certain financial targets are achieved. For conservative reasons, these potential reductions have not been included in the analysis.

Unlike the cost of debt instruments, the cost of equity is not directly observable in the market because there are no known future return amounts to compare to current stock prices. The cost of equity for businesses covers a wide range of required rates of return due to a broad range of risks.

The Capital Asset Pricing Model ("CAPM") was used to determine GDC's equity cost of capital. The computed CAPM equity cost of capital for the ten previously described publicly traded guideline industry companies ranged from 13.77% to 36.31% with a median of 25.43%. Chodan determined that a range of equity cost between 30% and 35% was appropriate for valuing GDC. This range is just below the average of the four highest equity costs of the guideline companies (30.87%) and slightly lower than the highest of 36.31%. Each of these is significantly higher than the median cost of equity capital of the guideline companies of 25.43%. These costs of equity capital were used to reflect the risk inherent in achieving the Companies projections and provides a more conservative valuation than using the median equity cost of capital. (Tab 3)

To determine its weighted-average cost of capital, Chodan assumed a capital structure of 30% debt and 70% equity. It should be noted that depending upon how the equity of the reorganized entity is valued, the debt-to-equity ratio may be different from that used in the calculation. Accordingly, GDC's computed WACC at May 13, 2003 was within a range of 22.62% and 26.12% (see Tab 1 and 1a).

Computation of Reorganized Value

Based on management's projected operating assumptions, Chodan conducted the following procedures utilized in the application of the Discounted Cash Flow approach (see Tab 1 and 1a):

     o Computed unlevered free cash flows for the 4.25 year period ending September 30, 2007.

     o Computed the present value of the unlevered free cash flows using the weighted-average cost of capital at July 1, 2003.

     o Computed the terminal value by "capitalizing" the final year's free cash flow amount at the Company's cost of capital less an expected future cash flow growth rate of 5%.

     o Added the present value of the terminal value and the sum of the present values of the annual free cash flow amounts to arrive at an estimated reorganized enterprise value at July 1,2003.

Based on management's projected assumptions for revenue, operating costs, working capital requirements and capital expenditures, in addition to GDC's current financial condition and assessed market risks, Chodan determined the Company's reorganized enterprise value including non-core assets held for sale at July 1, 2003 to be in a range of approximately:

                         $89.9 million to $108.9 million

This figure includes the estimated aggregate value of the "additional assets" is approximately $6.3 million and that it will take one year to realize the proceeds from disposition.

The Company's plan of reorganization calls for general unsecured claims to be satisfied through the issuance of approximately $25.0 of new unsecured notes. Preferred stock will be reinstated and dividend arrears will be assumed in full.

Accordingly, the estimated unencumbered (without debt) value of GDC's reorganized equity (common stock) at July 1, 2003 is a range of approximately:

                         $19.1 million to $38.0 million

In light of the valuation indicating a positive value for the common stock, the debentures offered to unsecured creditors in satisfaction of their claims should be valued at 100% of face. The terms of the debentures were extensively negotiated at arms length and the interest rate should therefore represent the rate appropriate for the perceived risk of the instrument. We note that the debenture's initial rate of 10% over 700 basis points above the current five-year treasury, a particularly large spread, especially considering the fact that the debentures benefit from a security interest in the Company's assets.

Chodan assumed that the Restructuring would be completed in accordance with the terms of the Plan without any material amendments, modifications or waivers. Chodan also assumed that in the course of obtaining the necessary consents and approvals for the proposed restructuring and related transactions, there would be no material delays, modifications or restrictions imposed that would have a material adverse impact on the contemplated benefits of the proposed restructuring.

Chodan was not requested to, and did not make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of GDC, and was not furnished with any evaluations or appraisals.

Chodan's estimate of restructured enterprise values for GDC did not address any other aspects of the proposed restructuring or any related transactions or constitute a recommendation to any holder of GDC's outstanding securities as to how such security holder should vote or act on any matter relating to the restructuring or any related transactions. In addition, Chodan's valuation analysis does not constitute a fairness opinion to the holders of GDC's outstanding securities from a financial point of view for the consideration to be received by such security holders pursuant to the Restructuring.

Chodan's valuation analysis was based on information available as of May 13, 2003 and financial, economic, market and other conditions as they existed on such date and assumed that the Restructuring became effective June 30, 2003.

In performing its analysis, Chodan incorporated forward-looking projections prepared by management that included the period following May 13, 2003. Although developments subsequent to May 13, 2003 may affect the results of Chodan's analysis, Chodan does not have any obligation to update, revise or reaffirm its analysis or its estimate of GDC's restructured values.

The reorganization value of a debtor does not necessarily correspond to the anticipated market or trading value of the debtor's securities upon plan confirmation. Nevertheless, GDC believes that a determination of reorganization value is the proper means of valuing the Reorganized Company for purposes of confirmation, to the extent that such valuation is necessary.

DRAFT - FOR DISCUSSION PURPOSES ONLY
Management's Projections                                                   Tab 1


                                                                     Operating Projections ($000's)
                                                                     ------------------------------
                                                       3 Months       FYE         FYE          FYE         FYE
                                                       9/30/2003   9/30/2004   9/30/2005    9/30/2006   9/30/2007
                                                       -----------------------------------------------------------
Revenue                                                   $ 6,475    $ 45,300     $ 59,400    $ 61,080    $ 73,300

Cost of Goods Sold Total                                  $ 2,845    $ 17,754     $ 23,083    $ 23,750    $ 28,482
                                                       -----------------------------------------------------------
Gross Profit                                              $ 3,630    $ 27,546     $ 36,317    $ 37,330    $ 44,818
                                                               56%         61%          61%         61%         61%

Operating Expenses
  Employee Benefits                                       $   150     $   672      $   752     $   843     $   944
  Repairs & Maintenance                                   $    60     $    62      $    70     $    75     $    80
  Rent Expense                                            $    21     $    25      $    28     $    31     $    34
  Salaries, Commission & Fees                             $ 1,845     $ 9,076      $10,256     $10,950     $11,920
  Supplies                                                $    12     $    62      $    68     $    75     $    83
  Real Estate Taxes                                       $    30     $   130      $   140     $   151     $   163
  Other Taxes                                             $    60     $   255      $   265     $   275     $   285
  Travel & Entertainment                                  $   120     $   612      $   673     $   741     $   815
  Utilities                                               $    62     $   239      $   251     $   264     $   277
  Insurance                                               $   198     $   838      $   888     $   941     $   997
  Other Expenses                                          $   132     $   558      $   586     $   616     $   647
  Professional Fees                                       $   600     $   450      $   475     $   500     $   525
                                                       -----------------------------------------------------------
  Depreciation & Amortization                             $     3     $    78      $    90     $   105     $   120

    Operating Expenses                                    $ 3,293     $13,057      $14,542     $15,567     $16,890

Interest Expense                                          $   627     $ 2,686      $ 1,402     $   119     $     -
Other (Income)/Expense                                    $  (705)    $(1,900)     $  (750)    $     -     $     -
Income before taxes                                       $   415     $13,703      $21,123     $21,644     $27,928

Income Tax Expense                                        $    39     $   156      $   156     $   156     $   156

Net Income/ (Loss)                                        $   376     $13,547      $20,967     $21,488     $27,772

EBITDA                                                    $ 1,045     $16,467      $22,615     $21,868     $28,048
Margin                                                       16.1%       36.4%        38.1%       35.8%       38.3%

Net change in working capital                             $   138     $(3,689)     $(2,771)    $(1,214)    $(2,786)
Capital expenditures                                      $   (80)    $   (80)     $  (100)    $  (120)    $  (140)
                                                       -----------------------------------------------------------
Net Cash Flow                                             $ 1,064     $12,542      $19,588     $20,378     $24,966
Assets held for sale or collection                        $   525     $ 5,750

Debt Repayment
------------------------------------------------------------------------------------------------------------------
Free cash flow before debt payments                       $ 1,589    $ 18,292     $ 19,588    $ 20,378    $ 24,966
Interest expense                                          $   627    $  2,686     $  1,402    $    119    $      -
                                                          --------------------------------------------------------
Net cash available for debt payments                      $   962    $ 15,606     $ 18,186    $ 20,259    $ 24,966
Bank debt payments                                        $ 1,350    $ 13,561     $    600
Debenture payments                                                                $ 17,000     $ 6,000
------------------------------------------------------------------------------------------------------------------
Terminal value                                                                                            $141,974
                                                          $ 1,589    $ 18,292     $ 19,588    $ 20,378    $166,940
Present Value of Cash Flows                               $ 1,510    $ 14,181     $ 12,388    $ 10,513    $ 70,259

Total Enterprise Value                       $108,852

Secured debt (1)                              $20,511
Prepetition unsecured debt(2)                 $25,000
                                             --------
                                              $45,511

Preferred stock(3)                            $25,300
                                              -------
                                              $70,811
Equity Value                                  $38,041

                                Proportion     Cost
                                ----------     -----
Cost of equity                    70.00%       30.00%    Terminal cap rate    17.58%
Cost of debt                      30.00%        8.81%    Growth rate           5.00%
After tax debt cost                             5.28%
Tax rate                          40.00%
WACC                              22.58%

(1) May be reduced to $15.5 million under certain conditions.
(2) Assumed face of the debenture is $25mm upon emergence.
(3) Includes $5.3mm in arrears.0

EBITDA factor                          1

                             Sr debt            19211        0.43      0.0725       0.0315
                             other debt         25000        0.57      0.1000       0.0565
                                                44211                               0.0881

DRAFT - FOR DISCUSSION PURPOSES ONLY
Management's Projections                                                  Tab 1a


                                                                     Operating Projections ($000's)
                                                                     ------------------------------
                                                       3 Months       FYE         FYE          FYE         FYE
                                                       9/30/2003   9/30/2004   9/30/2005    9/30/2006   9/30/2007
                                                       -----------------------------------------------------------
Revenue                                                   $ 6,475    $ 45,300     $ 59,400    $ 61,080    $ 73,300
Cost of Goods Sold Total                                  $ 2,845    $ 17,754     $ 23,083    $ 23,750    $ 28,482
                                                       -----------------------------------------------------------
Gross Profit                                              $ 3,630    $ 27,546     $ 36,317    $ 37,330    $ 44,818
                                                               56%         61%          61%         61%         61%

Operating Expenses
  Employee Benefits                                       $   150     $   672      $   752     $   843     $   944
  Repairs & Maintenance                                   $    60     $    62      $    70     $    75     $    80
  Rent Expense                                            $    21     $    25      $    28     $    31     $    34
  Salaries, Commission & Fees                             $ 1,845     $ 9,076      $10,256     $10,950     $11,920
  Supplies                                                $    12     $    62      $    68     $    75     $    83
  Real Estate Taxes                                       $    30     $   130      $   140     $   151     $   163
  Other Taxes                                             $    60     $   255      $   265     $   275     $   285
  Travel & Entertainment                                  $   120     $   612      $   673     $   741     $   815
  Utilities                                               $    62     $   239      $   251     $   264     $   277
  Insurance                                               $   198     $   838      $   888     $   941     $   997
  Other Expenses                                          $   132     $   558      $   586     $   616     $   647
  Professional Fees                                       $   600     $   450      $   475     $   500     $   525
  Depreciation & Amortization                             $     3     $    78      $    90     $   105     $   120
                                                       -----------------------------------------------------------
    Operating Expenses                                    $ 3,293     $13,057      $14,542     $15,567     $16,890

Interest Expense                                          $   627     $ 2,686      $ 1,402     $   119     $     -
Other (Income)/Expense                                    $  (705)    $(1,900)     $  (750)    $     -     $     -
Income before taxes                                       $   415     $13,703      $21,123     $21,644     $27,928

Income Tax Expense                                        $    39     $   156      $   156     $   156     $   156

Net Income/ (Loss)                                        $   376     $13,547      $20,967     $21,488     $27,772

EBITDA                                                    $ 1,045     $16,467      $22,615     $21,868     $28,048
Margin                                                       16.1%       36.4%        38.1%       35.8%       38.3%

Net change in working capital                             $   138     $(3,689)     $(2,771)    $(1,214)    $(2,786)
Capital expenditures                                      $   (80)    $   (80)     $  (100)    $  (120)    $  (140)
                                                       -----------------------------------------------------------
Net Cash Flow                                             $ 1,064     $12,542      $19,588     $20,378     $24,966
Assets held for sale or collection                        $   525     $ 5,750

Debt Repayment
------------------------------------------------------------------------------------------------------------------
Free cash flow before debt payments                       $ 1,589    $ 18,292     $ 19,588    $ 20,378    $ 24,966
Interest expense                                          $   627    $  2,686     $  1,402    $    119    $      -
                                                          --------------------------------------------------------
Net cash available for debt payments                      $   962    $ 15,606     $ 18,186    $ 20,259    $ 24,966
Bank debt payments                                        $ 1,350    $ 13,561     $    600
Debenture payments                                                                $ 17,000     $ 6,000
------------------------------------------------------------------------------------------------------------------
Terminal value                                                                                            $118,407
                                                          $ 1,589    $ 18,292     $ 19,588    $ 20,378    $143,373
Present Value of Cash Flows                               $ 1,500    $ 13,691     $ 11,628    $  9,594    $ 53,536

Total Enterprise Value                        $89,949

Secured debt (1)                              $20,511
Prepetition unsecured debt(2)                 $25,000
                                             --------
                                              $45,511

Preferred stock(3)                            $25,300
                                              -------
                                              $70,811
Equity Value                                  $19,138

                                Proportion     Cost
                                ----------     -----
Cost of equity                    70.00%       35.00%    Terminal cap rate    21.08%
Cost of debt                      30.00%        8.81%    Growth rate           5.00%
After tax debt cost                             5.28%
Tax rate                          40.00%
WACC                              26.08%

(1) May be reduced to $15.5 million under certain conditions.
(2) Assumed face of the debenture is $25mm upon emergence.
(3) Includes $5.3mm in arrears.0

EBITDA factor                          1

                             Sr debt            19211        0.43      0.0725       0.0315
                             other debt         25000        0.57      0.1000       0.0565
                                                44211                               0.0881

DRAFT - FOR DISCUSSION PURPOSES ONLY                                       Tab 2

$'s in 000's



                                                                       5/13/2003               Market Value Parameters
------------------------------------------------------------------------------------------------------------------------------------
          Last Fiscal                  Gross                 EBITDA %      Share     Total       Market       BV of          EV
Ticker      Quarter      Revenue       Margin      EBITDA    of Revenue    Price     Shares       Cap.         Debt
------------------------------------------------------------------------------------------------------------------------------------
ADTN       31-Dec-02    $ 345,725       50.6%     $53,930      15.60%    $45.87      37,383   $1,714,758     $ 50,000   $1,764,758
AWRE       31-Dec-02    $  13,844       37.9%    ($10,685)    -77.18%    $ 1.95      22,698   $   44,261     $      0   $   44,261
CACS       31-Dec-02    $  50,247       34.0%    ($34,317)    -68.30%    $ 1.52      24,771   $   37,652     $      0   $   37,652
ESAN       31-Oct-02    $  14,197       41.5%      $2,773      19.53%    $ 0.37      12,937   $    4,787     $  1,410   $    6,197
PDYN       31-Dec-02    $ 112,264       48.4%    ($17,295)    -15.41%    $ 1.64      42,862   $   70,294     $    396   $   70,690
TKLC       31-Dec-02    $ 260,341       70.5%     $53,595      20.59%    $11.67      60,893   $  710,621     $126,973   $  837,594
TERN       31-Dec-02    $ 129,403       22.0%    ($74,037)    -57.21%    $ 2.33      73,084   $  170,286     $ 68,656   $  238,942
VRLK       27-Dec-02    $  29,716       34.2%      $5,052      17.00%    $ 1.17      15,003   $   17,554     $  4,842   $   22,396
VINA       31-Dec-02    $  25,143       30.3%    ($16,098)    -64.03%    $ 0.13      62,080   $    8,070     $  3,000   $   11,070
ZOOM       31-Dec-02    $  37,274       25.0%     ($2,605)     -6.99%    $ 0.78       7,858   $    6,129     $  5,534   $   11,663

                                        36.1%                                                                         Median
                                        39.4%                                                                         Mean

                                                                                                                      Std. Dev. 1.64

                                                                                                                      Maximum
                                                                                                                      Minimum




-------------------------------------------------------
            EV to     EV to                   EV Less
Ticker     Revenue   EBITDA       Cash          Cash
-------------------------------------------------------
ADTN         5.10     32.72     $ 144,839   $1,619,919
AWRE         3.20     -4.14     $  25,268   $   18,993
CACS         0.75     -1.10     $  14,900   $   22,752
ESAN         0.44      2.23     $     556   $    5,641
PDYN         0.63     -4.09     $  47,706   $   22,984
TKLC         3.22     15.63     $ 181,572   $  656,022
TERN         1.85     -3.23     $ 206,503   $   32,439
VRLK         0.75      4.43     $   9,790   $   12,606
VINA         0.44     -0.69     $   8,067   $    3,003
ZOOM         0.31     -4.48     $   7,612   $    4,051

Median       0.75     -0.89
Mean         1.67      3.73

Std. Dev.   11.86

Maximum     5.10     32.72
Minimum     0.31     -4.48


General Datacomm Industries                                            Tab 3

WACC
Capital Asset Pricing Model
-----------------------------------------------------------------------------------------------------------------------------
                                                           Capital Structure
               --------------------------------------------------------------------------------------------------------------
                          5/13/2003              Market       Debt      Equity      Market
                            Share     Total      Value        as a %     as a %     Debt to   Levered  Unlevered   Risk-Free
Ticker           Debt       Price    Shares    of Equity   of Capital of Capital Equity Ratio  Beta(1)   Beta(2)    Rate(3)
----------    ------------ --------- -------- ------------ ---------- ---------- ------------ -------- ---------- -----------
ADTN              $50,000    $45.87   37,383   $1,714,758      2.83%     97.17%        2.92%     1.11       1.09       4.90%
AWRE                   $0     $1.95   22,698      $44,261      0.00%    100.00%        0.00%     2.66       2.66       4.90%
CACS                   $0     $1.52   24,771      $37,652      0.00%    100.00%        0.00%     2.66       2.66       4.90%
ESAN               $1,410     $0.37   12,937       $4,787     22.75%     77.25%       29.46%     4.08       3.47       4.90%
PDYN                 $396     $1.64   42,862      $70,294      0.56%     99.44%        0.56%     2.67       2.66       4.90%
TKLC             $126,973    $11.67   60,893     $710,621     15.16%     84.84%       17.87%     1.55       1.40       4.90%
TERN              $68,656     $2.33   73,084     $170,286     28.73%     71.27%       40.32%     2.49       2.00       4.90%
VRLK               $4,842     $1.17   15,003      $17,554     21.62%     78.38%       27.58%     2.52       2.16       4.90%
VINA               $3,000     $0.13   62,080       $8,070     27.10%     72.90%       37.17%     4.85       3.97       4.90%
ZOOM               $5,534     $0.78    7,858       $6,129     47.45%     52.55%       90.29%     1.28       0.83       4.90%

                                              Median            0.18       0.82         0.23     2.59       2.41
                                              Mean              0.17       0.83         0.25     2.59       2.29




               -------------------------------------
                  Lg. Co.      Size
                Market Risk    Risk        Cost of
Ticker          Premium(4)   Premium(5)   Equity(6)
----------     ------------- ----------- -----------
ADTN                  7.00%       1.23%      13.77%
AWRE                  7.00%       3.65%      27.17%
CACS                  7.00%       3.65%      27.17%
ESAN                  7.00%       3.65%      32.82%
PDYN                  7.00%       3.65%      27.18%
TKLC                  7.00%       0.77%      15.47%
TERN                  7.00%       1.55%      20.48%
VRLK                  7.00%       3.65%      23.69%
VINA                  7.00%       3.65%      36.31%
ZOOM                  7.00%       3.65%      14.36%

                             Mean            23.84%
                             Median          25.43%
                             Minimum         13.77%
                             Maximum         36.31%

Notes:
----------
(1) Source: Market Guide as of 4/4/03
(2) Unlevered beta determined as:                      beta
                                   ---------------------------------------------
           Unlevered Beta =                1+(1-tax rate)*(debt/equity)
(3) 20 Year U.S. Treasury yield to maturity on April 4, 2003.
(4) Source: Stocks, Bonds, Bills and Inflation: 2002 Yearbook
    Arithmetic mean market risk premium return for the period from 1926 through 1999;
    7.0% large capitalization premium = arithmetic mean of total return of large company stocks less return on long-term U.S. Treasury securities
(5) Source: Stocks, Bonds, Bills and Inflation: 2002 Yearbook
    Arithmetic mean micro-cap (10th size decile) risk premium return for the period from 1926 through 1999;
Decile #1: Size Premium = -0.50%               Decile #6: Size Premium = 1.23%
Decile #2: Size Premium = 0.27%                Decile #7: Size Premium = 0.77%
Decile #3: Size Premium = 0.63%                Decile #8: Size Premium = 1.22%
Decile #4: Size Premium = 0.54%                Decile #9: Size Premium = 1.61%
Decile #5: Size Premium = 0.73%                Decile #10: Size Premium = 3.65%
(6) Cost of equity capital is determined using the Capital Asset Pricing Model:

                                    EXHIBIT E

                        COMMITTEE'S VALUATION AND VIEW OF
                   DEBTORS' BUSINESS PROJECTIONS AND VALUATION

                 SUMMARY OF WORK PERFORMED BY DELOITTE & TOUCHE


BACKGROUND

The Financial Advisor to the Unsecured Creditor Committee of General Datacomm Corporation ("GDC" or the "Debtor"), Deloitte & Touche ("D&T"), has performed several tasks for the Committee, at the request of Counsel. These tasks include:

     o Critiquing the financial projections developed by GDC as found in their Amended Disclosure Statement filed April 29, 2003;

     o Performing some limited independent valuation analyses related to the Fair Market Value of GDC, and;

     o Reviewing and critiquing a valuation developed at the request of the Debtor by Chodan Advisors Inc. ("Chodan").

This summary contains details related to D&T's analyses, including a summary of our findings related to GDC's projections, a summary of D&T's valuation analysis, and a limited critique of the valuation performed by Chodan.


1.   ASSESSMENT OF FINANCIAL PROJECTIONS DEVELOPED BY GDC

     GDC has provided projections through the end of fiscal year 2007 (September 30, 2007). We have reviewed these projections, held discussions with GDC management and performed market research on the telecom industry, GDC's primary customers and comparable companies to GDC in order to determine the reasonableness of these projections. The following sections briefly summarize the market research we utilized in our analysis.

     a.  Industry Environment

         While Regional Bell Operating Companies ("RBOCs") have shown some improvement, weak economic conditions and competition are expected to continue to hamper telecom services growth and push recovery beyond 2003. Local business and consumer access line and enterprise long distance demand are expected to remain weak as a result of the economy and the effects of substitution (e.g. wireless). Competition in consumer and enterprise data remains intense particularly in light of RBOC and cable company advances. Despite significant cost cutting, aggressive pricing and declining pension/post-retirement income have pressured margins. Most industry observers agree that a rebound in demand, and consolidation are critical for a recovery and neither appears likely in the near-term.

         Telecom services capex guidance for 2003 is forecast to decline by roughly 8% from 2002 levels with some industry analysts suggesting the potential for further cuts in light of the FCC's Unbundled Network Element Platform ("UNE-P") ruling. In early 2003, RBOC capex spending was roughly 11% of revenue and viewed by some as in line with historical maintenance levels and sustainable for the short term. This is slightly below guidance of 15% of revenue for the full year 2003. Capex could decline further should weak economic conditions and UNE-P losses persist.

                            RBOC Capital Expenditures


                                [Graphic Omitted]


         In light of the challenging economic and industry conditions, telecommunications equipment providers continue to face near-term risks with weak demand from wireline telecom service providers and enterprise customers. Consequently, guidance has remained cautious at best for 2003. Adtran management, for example, suggested that overall economic health and IT spending would carry legacy product sales and they remained cautiously optimistic that market share gains and an enhanced product portfolio would lead to gradual improvements through year-end 2003. Verilink cautioned that reduced customer capital spending and declines in legacy product sales would continue to affect revenue until the overall telecommunications market recovered and its newer Wide Area Network ("WAN") suite of products gained solid market share. Similar to other industry players, Verilink expressed doubt of a near-term recovery suggesting instead that it does not expect a telecom recovery until at least 2004.


     b.  Customer Environment

         SBC
         During the first quarter of 2003, SBC reported strong growth in Digital Subscriber Line ("DSL") and Long Distance ("LD") subscriber adds as well as a slight decline in UNE-P line losses. Despite showing signs of improvement, the company's revenue and margins remain under pressure from aggressive pricing, competition and continued economic weakness. The decline in wireline revenue (-6% year-over-year) and EBITDA (-16% year-over-year) was largely attributable to SBC's reduction in access prices in response to UNE-P competition, continued line losses and the introduction of new LD and unlimited usage plans. Adding further to competition, the plans were priced below competitors such as Verizon and Bell South. Such declines within voice and LD revenue more than offset the 4% year-over-year growth in the data segment and record LD customer adds (marking entry into California market). Limited growth expectations within the analyst community are largely tempered by concerns that competition and operating tactics (e.g. bundling local/LD voice plus other services) will adversely affect margins.

         Although management reaffirmed full year guidance of $5-$6 billion, capex declined to $897 million, 9% of revenue in the first quarter of 2003. Based on analyst projections, SBC capex is projected to grow (8%
         CAGR) from $5.3 billion in 2003 to $6.7 billion in 2006.

         Qwest
         Similar to SBC, analysts anticipate access lines will decline by roughly 5% year-over-year in the first quarter of 2003 in part from UNE-P competition. The company is expected to face continued revenue and EBITDA margin pressure despite cost savings efforts and improving LD revenue (stemming from recent approval of 9-state application). Qwest continues to add DSL subscribers (~15,000 during 1Q03) albeit to a lesser extent that its peers. DSL growth is expected to remain weak in the near term. Overall, total revenue is expected to decline through 2006 while EBITDA margins are expected to improve beginning in 2004.

         Capex, ranging from 15-18% of revenue, is expected to continue to decline (-7% CAGR) from $2.6 billion in 2003 to $2.1 billion in 2006.

         Verizon
         Telecom revenue is projected to continue to decline although at a slower pace than the prior year. Line losses are expected to continue largely driven by second-line losses and UNE-P competition. Verizon DSL growth is expected to outpace its peers and LD customer gains are expected to improve in light of the bundling approach (similar to competitors).

         Capex is expected to decline from $6.6 billion in 2003 to $5.5 billion in 2006 (-6% CAGR).


     c.  Competitor Environment

         ADC Telecommunications
         ADC Telecommunications revenue is expected to decline to $810 million in 2003 from roughly $950 million in 2002. In the absence of a telecom capital expenditure recovery, ADC will likely maintain revenue with mature products and face challenges in driving growth as new product sales ramp slowly. ADC's new product sales, such as those related to cable systems, wireless and billing software, appear uncertain as carriers seek to maximize use of current networks and defer capital expenses. Operating margins are expected to improve from -26% in 2002 to -5% in 2003 as a result of restructuring efforts. In 2004, revenue growth of about 11% and continued margin expansion is expected in light of the slightly positive outlook for the overall telecom equipment market.

         Adtran
         Despite modest growth prospects, Adtran's management team and company structure are deemed by the analyst community to be the best amongst telecom equipment players. During the first quarter of 2003, T1 revenue declined in part due to seasonality but also as a result of the increasing use of Integrated Access Devices ("IAD") and access routers (vs. DSUs/CSUs). Despite the decline in DSU/CSU revenue, Adtran has been successful in gaining market share in the IAD market. In addition, the company expects to begin shipping its new ADSL DSLAM product line in mid-2003, however, it remains to be seen whether the company will be able to maintain this schedule and if so, how quickly sales will ramp.

         Adtran management has expressed little, if any, optimism of an industry recovery during 2003. Congruent with the industry outlook, Adtran revenue is projected to grow roughly 5% from $346 million in 2002 to $364 million in 2003. New product revenues are expected to account for roughly 10% for total revenue in 2003. Operating margin is also expected to improve from 11% in 2002 to 16% in 2003. 2004 revenue growth is projected at 10% and operating margin is expected to expand further to 18% of revenue. Over the longer term, Adtran's continued success is expected to hinge on the overall success of its ILEC customers who are facing competition from cable companies in providing business high-speed data services.

         Carrier Access Corporation
         Carrier Access Corporation revenue is expected to decline slightly from roughly $50 million in 2002 to $48 million in 2003.

         Centillium Communications
         Centillium Communications revenue is projected to grow roughly 4% from $105 million in 2002 to $110 million in 2003 and reach $170 million in 2004. Operating margins are expected to improve to -11% in 2003 and turn positive reaching 12% in 2004. As a player in the Japanese DSL market, Centillium's key challenge in the future will be maintaining its significant market share with NTT (99%). In addition, the company faces challenges in gaining market share in the US and China.

         Paradyne Networks Corporation
         Paradyne Networks revenue is expected to decline slightly from $112 million in 2002 to $108 million in 2003 before reaching $164 million in 2004. The company is expected to shift focus to developing standards-based ADSL solutions in positioning for the future. Although the company has engaged in cost cutting, operating margins are expected to decline to -12% in 2003 before making positive gains, reaching 5% in 2004.

         Verilink
         Similar to other industry players, Verilink has experienced top-line declines as a result of the overall economic environment and declines in carrier and enterprise spending. Although there have been some gains in its carrier access product lines, the company has attributed this to sales to its largest customer which often fluctuate based on project timing. Enterprise access products have declined in large part due to decreased capital spending and legacy product sales. Closure of the Polycom network access division acquisition was the highlight of the recent quarter ended March. The acquisition will further expand Verilink's portfolio to include the Net Engine family of IADs and Voice-over-Broad (VoB) products which enable enterprise customers to access broadband and VoB services (e.g. VoIP and VoDSL). Company management heralded the acquisition as an opportunity to not only broaden its range of VOB solutions but also as an opportunity to increase its customer base and revenue stream, and to expand to new international markets.


     d.  Critique

         Based on our discussions and findings, the primary focus of our critique of GDC's projections is on forecasted revenue. Although there are risks within the expense portion of the forecasted income statement, the gross margins and operating expense levels projected by GDC appear reasonable based on our discussions with GDC management, historical expense levels, and market information. Revenue projections, however, appear aggressive given the continued uncertainty within the telecommunications sector, the capital expenditure forecasts of GDC's primary customers, and revenue forecasts of comparable companies.

         In addition to utilizing the market information outlined above, we utilized information provided to us by the Debtor in order to complete our analysis. This information included detailed projections, historical revenue streams by major customer or category, the Debtor's valuation as prepared by Chodan, and discussions with management.


         Revenue
         The Company projected revenue for eleven separate revenue streams for the remainder of 2003, and full year 2004 and 2005:

         o      Major Customer #1         o      Distributors                     o      Enterprise
         o      Major Customer #2         o      Independents/Other Telco's       o      Gov't Agency Project
         o      Major Customer #3         o      International                    o      Maint./Service
         o      Canada                    o      Integrators

         Revenue in 2006 and 2007 is not broken down into the above referenced revenue streams. Revenue in 2006 is based on a 20% growth rate applied to total 2005 revenue less revenue from the Government Agency Project. Revenue in 2007 is simply 2006 revenue grown by the 20% growth rate.

         Major Customer #1: Historically, this customer has had annual shipments of between $6 million and $8.5 million until the most recent year. GDC forecasts only $3 million of shipments for 2003. This customer has had sharp declines in their capex spending since 2001, and is forecast in 2003 to spend approximately half of what they spent in 2001. This drop in spending generally mirrors the decline in shipments to this customer by GDC. According to industry research, this customer is expected to basically maintain their current capex budget beginning in 2004. GDC's projections, however, show 100% growth in 2004, 17% growth in 2005, and 20% growth in 2006 and 2007. Based on the forecasted spending of this customer and the continued uncertainty within the telecom sector, GDC's revenue forecast for this customer appears aggressive.

         Major Customer #2: Historically, this customer has had annual shipments of between $8.0 million and $9.0 million until the most recent few years. GDC forecasts only $2.7 million of shipments for 2003. This customer has also had sharp declines in their capex spending since 2001, and is forecast in 2003 to spend approximately half of what they spent in 2001. This drop in spending again generally mirrors the decline in shipments to this customer by GDC. According to industry research, this customer is expected to continue to maintain their current capex budget beginning in 2004. GDC's projections, however, show 70% growth in 2004, 50% growth in 2005, and 20% growth in 2006 and 2007. Based on the forecasted spending of this customer and the continued uncertainty within the telecom sector, GDC's revenue forecast for this customer also appears aggressive.

         Major Customer #3: Historically, this customer has had annual shipments of between $3.5 million and $6.0 million until the most recent year in which shipments totaled only $1.1 million. GDC forecasts only $2.4 million of shipments for 2003. This customer has also had sharp declines in their capex spending since 2001, and is forecast in 2003 to spend approximately one third of what they spent in 2001. This drop in spending again generally mirrors the decline in shipments to this customer by GDC. According to industry research, this customer is expected to continue to maintain their current capex budget beginning in 2004. GDC's projections, however, show 44% growth in 2004, 29% growth in 2005, and 20% growth in 2006 and 2007. Based on the forecasted spending of this customer and the continued uncertainty within the telecom sector, GDC's revenue forecast for this customer also appears aggressive.

         Canada: During the past three years, the Canadian market has totaled approximately $5 million of shipments per year. GDC has forecasted $5.4 million in 2003 and $6 million per year for 2004 and 2005. Based on the generic 20% revenue growth rate utilized by GDC for 2006 and 2007, Canadian shipments would have to grow by that percentage in 2006 and 2007 in maintain the overall 20% revenue growth rate. According to market research, the Canadian telecom market is similar to the U.S. market and suffers from the same uncertainty. As such, increasing the revenue derived from Canada much beyond their historical levels would appear to be aggressive.

         Distributors: During the past two years, distributors have accounted for approximately $3 million in shipments per year. GDC has forecasted $3.7 million in 2003, $4.8 million in 2004, $6 million in 2005, and 20% revenue growth thereafter. Distributors sell to customers in the telecom sector who are struggling with similar issues to those of GDC's major customers, and are thus reducing capex budgets in order to survive in this uncertain market. Given this uncertainty, GDC's forecast of 31% revenue growth in 2004 and 25% revenue growth in 2005 appears aggressive.

         Independents and Other Telco's: Revenue from independents and other telco's dwindled to $800,000 in 2002 from a high of $4.3 million in 2000. GDC projects revenue from this sector of $939,000 in 2003. In the following years, GDC projects revenue in this category to grow to $4.5 million in 2004 and $6 million in 2005. The primary reason for this tremendous growth is the potential for significant sales from a major telecom company that is currently in bankruptcy. Given the uncertainty as to whether this revenue will actually occur and at what level, GDC's forecasted growth in this sector appears aggressive.

         International: Although international accounted for over $8 million per year in 1999 and 2000, revenue from this sector plummeted to approximately $2 million per year in 2001 and 2002. GDC projects $2 million in shipments will also occur in 2003. In the following years, however, international revenue is forecasted to grow by 60% in 2004 and 25% in 2005. Once again, given the uncertainty of the international telecom market and historical trends in shipments, GDC's forecast appears aggressive.

         Integrators: Over the past two years, revenue from integrators was approximately $2 million per year. In 2003, GDC forecasts $691,000 from this revenue source. In 2004, this figure increases to $1.6 million and $2.4 million or a growth rate of 132% and 50%, respectively. GDC has achieved those revenue levels historically, but according to management has not targeted that market of late. It appears that it may be difficult to restart that revenue source without significant effort on the part of GDC management. Given that the Debtor has multiple areas that are being targeted by sales and limited resources in terms of staffing, the growth levels forecasted by GDC appear aggressive.

         Enterprise: The enterprise market has declined from a high of $3.8 million in 1999 to $925,000 in 2002. GDC has projected enterprise revenue of $2.3 in 2003, $4.8 million in 2004 and $6.0 million in 2005. The Debtor's management has stated that this revenue source is a major area of opportunity for the Debtor. GDC's projections, however, appear aggressive in light of the competition within the enterprise market and the limited staffing at GDC.

         Government Agency Project: The Debtor has been informed that certain of their products will be utilized by a subcontractor for a major project with a government agency in 2004 and 2005. Information surrounding the contract such as how much equipment and the exact timing of shipments has been limited. GDC has projected approximately $13 million of shipments related to this project in the latter half of 2004 and throughout 2005. According to management, the revenue from this project is expected to cease after 2005. Given the uncertainty related to this project and the actual amount of GDC equipment to be utilized, it appears that the projections for 2004 and 2005 are aggressive.

         Maintenance and Service: Revenue from this source has declined from $4.2 million in 1999 to $1.0 million in 2002. GDC has forecasted $800,000 in 2003, $1.8 million in 2004 and $2.0 million in 2005. A substantial portion of the growth is directly related to the growth in enterprise revenue as enterprise customers will require maintenance and service on their GDC equipment. Given that the enterprise revenue growth appears aggressive, maintenance and service revenue would also appear aggressive.


         Cost of Goods Sold/Gross Margin
         An area of concern within Cost of Goods Sold is the ability of the Company to continue to receive favorable pricing of product components from foreign suppliers. If the general demand for components increases and prices rise, or if the minimum order level requirements are raised in order to maintain favorable pricing, the gross margins would be negatively impacted.


         Operating Expenses
         Given that the majority of the operating expense categories are fixed in nature, there appear to be no areas of significant risk within the forecasted operating expenses. The only area of concern would be the ability of the Company to maintain current staffing levels as revenue increases. For example, GDC forecasts revenue to increase from the current annual run rate of approximately $23 million to $73.3 million annually in 2007 while over the same period reducing headcount by five people. This may be difficult to achieve given the effort that will be required to increase sales levels, maintain customer relationships and develop new products.


         Capital Expenditures
         The valuation presented by the debtors includes very limited capital expenditures over the projection period. Between 2004 and 2007, capital expenditures range from $80,000 to $140,000 per year. This figure, which is approximately 0.2% of revenue per year, appears extremely low. Comparable company capital expenditures, for example, ranged from 0.8% to 3.9% of revenue in 2002.


e.       Conclusion

         In 1999 and 2000, when the telecom market was in its "boom" period, GDC's revenue within the categories outlined above was approximately $56 million per year. GDC's current forecast shows the Debtor returning to "boom" year revenue levels by 2005 and exceeding those levels in 2006 and 2007. The general consensus among telecom experts is that the "boom" years of excessive capital spending will never occur again in the telecom sector. Therefore, it is difficult to imagine GDC growing revenue from $23 million over the past 12 months to $73.3 million in 2007 given current market conditions, little to negative capex spending growth forecast among its primary customers, and less significant growth rates forecasted by comparable companies.

         Given our market research of the industry, customers and comparable companies, as well as our review of the GDC projections and discussions with management, GDC's revenue projections appear aggressive, their gross margin levels and operating expense assumptions appear reasonable, and their capex forecast appears unusually low.


2.       D&T'S VALUATION ANALYSIS

     D&T has developed a limited valuation analysis related to GDC. This section discusses the key valuation considerations, the valuation approaches utilized, a description of the valuation procedures performed, and a conclusion of value.

     a.   Key Valuation Considerations

          o    Limited Engagement
               D&T performed a limited valuation estimate of GDC. We have not performed the valuation in accordance with the Uniform Standards of Professional Appraisal Practice or the American Society of Appraisers.

          o    Standard of Value
               The standard of value for D&T's valuation analysis is "Fair Market Value". Fair Market Value is defined as "the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties having reasonable knowledge of relevant facts."(1) Fair Market Value is commonly used in business valuations. In fact, "In the United States, the most widely recognized and accepted standard of value related to business valuations is fair market value."(2)

          o    Premise of Value
               We have valued the total invested capital of GDC as of March 31, 2003. Invested capital is defined as common equity plus total debt plus preferred stock. This valuation assumes GDC continues as a going concern, and assumes a controlling, non-marketable interest.


     b.   Valuation Approaches

          The generally accepted approaches to business valuation include the Income approach, the Market approach, and the Asset-Based approach. A brief description of each of these approaches follows.

---------------
1    Revenue Ruling 59-60
2 Shannon Pratt, Robert Reilly, Robert Schweihs. Valuing a Business - The Analysis and Appraisal of Closely Held Companies (New York, McGraw -Hill Inc., 2000), pg. 28

     o    Market Approach
          Under the market approach, recent sales and listings of comparable assets are gathered and analyzed. The guideline company method (a variation of the Market Approach) quantifies value by reference to (a) the capital market activities of the shares of similar publicly traded companies, and (b) transactions involving the sale of public or private companies.

     o    Income Approach
          The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to the subject investors in the security or asset. The most commonly used income approach to the valuation of securities or individual assets is a Discounted Cash Flow Analysis ("DCF"). A DCF analysis involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money, inflation and the risk inherent in ownership of the asset or security interest being valued.

     o    Asset-Based Approach
          A third approach to valuation is the asset-based approach. The discrete valuation of an asset using an asset-based approach is based upon the concept of replacement as an indicator of value. The asset approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable. This approach generally provides the most reliable indication of the value of land improvements, special-purpose buildings, special structures, systems, and special machinery and equipment.

     After giving careful consideration to each of the three approaches, we determined that the most appropriate approaches for the valuation analysis of GDC were the income and market approaches - the asset-based approach was not used. It is important to note that the objective of using more than one method is to develop mutually supporting evidence as to the valuation conclusion. A description of the valuation procedures related to the income and market approaches follows.

c.       Valuation Procedures

         Income Approach - DCF
         D&T estimated the value of GDC's invested capital using a DCF analysis. Under a DCF methodology, financial projections are used to estimate the present value of the future cash flows that an investor might anticipate. Present value is determined by adjusting anticipated future cash flows by a discount rate which reflects the risk or uncertainty regarding the realization of the cash flows. Different expectations of the amount of future cash flow or different assessments of risk will lead to different conclusions of value. The major variables in our DCF analysis are outlined below.

     o    Future Cash Flow
          Our DCF analysis utilizes the expected cash flow available to the total invested capital (defined above as total equity plus total debt). Cash flow was estimated for the remainder of the fiscal year (April 2003 - September 2003) and for the fiscal years 2004 through 2007 based on the following formula:

          -    Revenue (less) Cost of Goods Sold (less) Operating Expenses
               (less) Depreciation Expense (less) Income Tax Expense = Net
               Income

          - Net Income (plus) Depreciation (less) Capital Expenditures (less) Working Capital Requirement = Cash Flow Available to Invested Capital.

               It is important to note that the revenue projections utilized in our DCF analysis consisted of GDC's projections, adjusted downward based on the rationale outlined above. Expense assumptions such as gross margins, fixed operating expenses and capital expenditures were unchanged and consistent with GDC Management estimates.

     o    Discount Rate - Weighted Average Cost of Capital
          The discount rate applied to the forecasted cash flows must adequately reflect the nature of the subject investment and the risk of the underlying cash flows. For purposes of our analysis, the appropriate discount rate was determined to be the Weighted Average Cost of Capital ("WACC"), which was calculated using estimates of required equity and debt rates of return based upon a group of peer companies. In order to estimate an appropriate equity rate of return for use in our analysis, we employed the Capital Asset Pricing Model ("CAPM")(3). Employing the CAPM, and weighting anticipated debt and equity returns 5% and 95% respectively, we estimated a weighted average cost of capital of approximately 26% percent.

     o    Terminal Value
          The anticipated future cash flow during 2003 - 2007 was discounted to the present using the WACC. A residual or terminal value was added to this interim cash flow to arrive at the value of GDC's invested capital. The residual or terminal value was calculated based on capitalization theory using the Gordon Growth model(4). The Gordon Growth model estimates the value of cash flow received after the discrete forecast period (i.e. after 2007), assuming stable annual growth, in perpetuity. The key assumptions in our terminal value estimate include the WACC of 26% (described above), and the perpetuity growth rate of 5%. The perpetuity growth rate of 5% is based upon long-term inflationary expectations and the expected growth of GDC's business.

          By combining the present value of the terminal value with the present value of the interim cash flow, we arrived at a DCF value of approximately $23.7M. We then subtracted total debt of approximately $19.8M and applied a lack of marketability discount of 35% to arrive at a value of GDC's equity of approximately $2.6M. We then added back total debt to arrive at an invested capital value of approximately $22.4M on a controlling, non-marketable basis. The DCF analysis can be found in Exhibit A.

---------------
3 The CAPM formula is: Re =Rf + B(Rm) + Rc. Where: Re=Return on equity, Rf = Risk-free rate, B =Beta, Rm = Market risk premium, Rc =Company specific risk premium
4 The formula for the Gordon Growth Model is: PV=E(1+g)/(k-g). Where PV = present value in last year of projection period, E = cash flow in last year of projection period, g = long term/perpetuity growth rate of cash flow, k = WACC.

          Market Approach
          The Market Approach is an important valuation approach and should not be easily discarded.

                  "The use of comparable publicly held corporations as a guide to valuation, as a practical matter, may be the most important and appropriate technique for valuing a privately held business."(5)

          The guideline public company approach provides an indication of the Fair Market Value of a subject company by comparing it to publicly traded companies in similar lines of business. The basic premise of this approach is that an analysis of the market multiples of companies engaged in similar businesses yields insight into investor perceptions and, therefore, the value of the subject company.

          We performed the following tasks when applying the guideline public company approach to GDC:

          o Identified six publicly traded companies (after discussion with GDC management) that operate in the same industry or are influenced by the same underlying economics as the subject company and analyzed their business and financial profiles for relative similarity to the subject company;

          o Calculated valuation multiples (i.e. invested capital to LTM sales, invested capital to EBIT and invested capital to EBITDA),

          o Applied valuation multiples to the relevant financial results of GDC to estimate the marketable, minority interest invested capital value,

          o    Subtracted debt to arrive at an equity value,

          o Applied a marketability discount and a control premium to the equity value, and

          o Added back the debt to arrive at the market value of invested capital.

          The majority of the guideline companies we selected had negative EBIT or EBITDA. As a result, the number and range of valuation multiples based on EBIT and EBITDA was limited and we did not use these multiples to estimate a value for GDC. Conversely, the range of invested capital to LTM sales multiples for the guideline companies was more closely grouped and provided a better indication of value. The median invested capital to LTM sales multiple was .95. We applied this multiple to GDC's LTM sales to arrive at a marketable, minority invested capital value of approximately $22.3M. We then applied a marketability discount of 35%, and added a control premium of 40%, to the equity component of the invested capital to arrive at a total invested capital valuation estimate of approximately $22M on a controlling, non-marketable basis. The Guideline Public Company Approach analysis can be found in Exhibit B.






---------------
5 Frank M. Burke Jr., Valuation and Valuation Planning for Closely Held Businesses (Englewood Cliffs, NJ: Prentice-Hall, Inc., 1981.)

d.       Valuation Conclusions

         In order to arrive at a final estimate of value for GDC, we weighted the valuation indications provided by the DCF and Market approaches 60% and 40%, respectively. The corresponding value indications are summarized below:


         ---------------------- ------------------- -------------- -------------
         Approach                Estimated Value      Weighting       Value
         ---------------------- ------------------- -------------- -------------

         DCF                         $22.4 M             60%         $13.4M
         ---------------------- ------------------- -------------- -------------
         Market Approach             $22.0 M             40%          $8.8M
         ---------------------- ------------------- -------------- -------------
                                                     Total Value     $22.2M
         ---------------------- ------------------- -------------- -------------


          We understand Chodan estimated the value of GDC's non-core assets at approximately $9.3M. When the value of the non-core assets is added to the above valuation indication, the total value of GDC including non-core assets is approximately $31.6M.

     e.   Statement of Valuation Assumptions and Limiting Conditions

          This valuation analysis has been prepared pursuant to the following general assumptions and general limiting conditions:

          1. We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

          2. The subject assets, properties, or business interests are valued free and clear of any or all liens or encumbrances unless otherwise stated.

          3. We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

          4. The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

          5. We assume that there is full compliance with all applicable Federal, state, and local regulations and laws unless noncompliance is stated, defined, and considered in the valuation report.

          6. We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, private entity or organization have been or can be obtained or renewed for any use on which the valuation opinion contained in this report is based.

          7. Possession of this valuation opinion report, or a copy thereof, does not carry with it the right of publication or distribution to or use by any third party. It may not be used for any purpose by any person other than the party to whom it is addressed without our prior written consent. Use of this analysis by any third party is at the sole risk of that party who agrees to hold Deloitte & Touche LLP harmless from any claims resulting from use by any third party. Access by any third party does not create privity between Deloitte & Touche LLP and any third party.

          8. We, by reason of this engagement, are not required to furnish a complete valuation report, or to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

          9. No part of the contents of this report (especially any conclusions of value, the identity of the appraisers, or the firm with which the appraisers are associated) may be disseminated to the public through advertising, public relations, news, sales, or other media without the prior written consent and in the sole discretion of Deloitte & Touche LLP.

          10. We assume no responsibility for any financial or tax reporting requirements; such reporting requirements are the responsibility of the client for whom this analysis was prepared.

          11. The valuation analyses contained herein are valid only as of the indicated date and for the indicated purpose.


3.        CRITIQUE OF THE VALUATION PERFORMED BY CHODAN

          Essentially, there are three key differences between the valuation performed by Chodan on the Debtor's behalf, and the valuation performed by D&T that result in the tremendous difference in value:

               o      Valuation Approaches Utilized
               o      Revenue Projections
               o      Income Taxes


          a.   Valuation Approaches Utilized

          The Chodan valuation only utilizes the income approach or discounted cash flow methodology, whereas the D&T valuation considers two approaches to value (income and market) and weighs them 60/40 in order to arrive at a conclusion of value. According to the Chodan valuation, the market approach is not utilized in their valuation because "there is some degree of irrational market valuation that currently exists in the sector" as the valuation multiples derived through the market approach generally give little to no value to the assets of the comparable companies.

          As mentioned earlier in our analysis, the objective of using more than one method is to develop mutually supporting evidence as to the valuation conclusion. Chodan's use of only the income approach provides no supporting evidence for his valuation conclusion. In addition, the market approach yields insight into investor perceptions about the sector and, therefore, the value of the subject company. The fact that the valuation multiples give little to no value to the assets of the comparables does not mean that the market is irrational, it simply means that investors have a very poor perception of the future outlook of this sector. It is our opinion that the values indicated by the market approach, although low, should be carefully considered and factored into any conclusion of value for GDC.

          b.   Revenue Projections

          The income approach involves utilizing projections of cash flow for the subject company and discounting the cash flows to a present value based on a discount rate that reflects the risk associated with achieving those cash flows. The Chodan valuation utilizes the cash flows supplied by GDC Management which are generated through a substantial growth in revenue through 2007. As discussed in the critique of GDC's projections, it is our view that the revenue forecasts are aggressive based on historical trends, customer spending forecasts, and comparable company revenue growth forecasts. As such, the revenue forecast utilized in the D&T discounted cash flow model has been adjusted downward thus reducing the future expected cash flows from the levels forecasted by GDC Management. Obviously, any reduction in cash flows reduces the value derived by the discounted cash flow approach.

          c.   Income Taxes

          The final key difference between the Chodan valuation and the D&T valuation is the use of GDC's net operating loss carry forward ("NOL") to limit the effect of income taxes in the discounted cash flow forecast. It is Chodan's contention that the NOL is applicable, and thus only a minimal amount of income taxes is included in their valuation model.

          As discussed earlier, the standard of value utilized by D&T is "Fair Market Value". Fair Market Value is defined as "the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties having reasonable knowledge of relevant facts." This standard of value, therefore, assumes a willing buyer. In only very limited circumstances is a willing buyer able to utilize the NOL generated by the willing seller. Therefore, it is common practice that any NOL is eliminated from consideration, and taxes must be included in the forecast of cash flows. As such, the D&T discounted cash flow model has assumed a 40% tax rate thus reducing cash flow available to investors, and the overall value of the invested capital.

          d.   Conclusion

          The most widely accepted standard of value is Fair Market Value which is the value that a third party would pay for an asset or business. As such, the cash flows utilized in a discounted cash flow approach should reflect the cash flows that a potential buyer would expect to achieve. The D&T valuation projects revenue at growth rates which are more in line with investor perceptions, and includes taxes which would more than likely be paid by a willing buyer. In addition, the D&T valuation utilizes the market approach which again reflects investor perceptions of the sector and provides guidance as to what value a willing buyer would pay for a company such as GDC.

General DataComm Industries
Discounted Cash Flow Valuation (in thousands)
As of March 31, 2003

                                                                                 Projected
                                                       -------------------------------------------------------------
Year = GDC Fiscal Year (Oct.-Sept.)                     April-Sept.   Year 2       Year 3       Year 4       Year 5
                                                          2003         2004         2005         2006         2007          Total
                                                       ---------------------------------------------------------------------------
Revenue                                                 $12,050      $34,800       $44,100      $41,800       $44,100     $176,850

Cost of Goods Sold                                        5,434       13,720        17,136       16,242        17,136       69,668
Operating Expenses (Excluding Depreciation
  and Amortization)                                       6,229       12,026        13,075       13,707        14,487       59,523
                                                          -----       ------        ------       ------        ------       ------
  EBITDA                                                   $387       $9,054       $13,889      $11,850       $12,478      $47,659

               EBITDA Margin                                3.2%        26.0%         31.5%        28.4%         28.3%

Less: Depreciation Expense                                    6           78            90          105           120          399
                                                              -           --            --          ---           ---          ---
  EBIT                                                      381        8,976        13,799       11,745        12,358      $47,260

Income Taxes                                  40%           153        3,590         5,520        4,698         4,943       18,904
                                                            ---        -----         -----        -----         -----       ------
  Net Income                                                229        5,385         8,280        7,047         7,415      $28,356

Add: Depreciation                                             6           78            90          105           120          399
Less: Capital Expenditures                                   80           80           100          120           140          520
Less: Working Capital Requirement             20%           211        2,351         1,860         (460)          460        4,423
Add: Residual Value                                           0            0             0            0        34,673       34,673
                                                              -            -             -            -        ------       ------
Available Cash Flow                                         (57)       3,032         6,410        7,492        41,608      $58,485
Periods to discount                                        0.50         1.50          2.50         3.50          4.50
Discount factor                                           0.891        0.707         0.561        0.445         0.353
                                                           ($50)      $2,144        $3,597       $3,337       $14,706
             Cash Flow Margin                              -0.5%         8.7%         14.5%        17.9%         94.3%

Discount Rate                               26.0%                                            Residual Value Calculation
                                                                                          -------------------------------
  Discounted Cash Flow Value                       $23,733                                Residual Value = CFYr6/Cap Rate
                                                                                                  CFYr5 = CFYr5 * g
Less: Debt                                          19,783  D&T March Report                     Cap Rate = wacc - g
                                                    ------
Equity Value                                        $3,950
Less: Discount for lack of marketability    35.0%    1,383
                                                    ------                                          CFYr5 = $6,935
Equity Value                                        $2,568                                          CFYr6 = $7,281
Plus: Debt                                          19,783                                            wacc = 26.0%
                                                   -------                                             g = 5.0%
Invested Capital Value                             $22,351                                          Cap Rate = 21.0%

Invested Capital Value Based on Market Approach    $22,000                                  Residual Value =    $34,673
                                                                                          -------------------------------
Applicable weighting
DCF                                         60.0%
Market                                      40.0%
DCF & Market                                       $22,210

Non Core Assets                                     $9,375 Chodin Valuation

Invested Capital Value Including Non Core Assets   $31,585


Comparable Public Company Analysis
Market Performance Summary



                                                                           Confidential Information - For Discussion Purposes Only
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                               Share                             Common                         Cash &
                               Price         Shares              Equity                       Marketable       MVIC      Enterprise
                              3/31/03     Outstanding        Capitalization         Debt      Securities     Value [1]    Value [2]
                              ------------------------------------------------------------------------------------------------------
ADC TELECOMMUNICATIONS INC     $   2.06         801.9      $      1,651.9      $  30.1     $    366.3      $ 1,682.0     $ 1,315.7
ADTRAN INC                        35.91          37.7             1,353.8         50.0          138.7        1,403.8       1,265.1
CARRIER ACCESS CORPORATION         0.98          24.8                24.3            -           15.3           24.3           9.0
CENTILLIUM COMMUNICATIONS          4.05          35.3               143.0            -           99.5          143.0          43.4
PARADYNE NETWORKS INC              1.30          42.9                55.8          0.2           46.5           56.0           9.5
VERILINK CORP                      0.81          15.0                12.2          3.9            7.3           16.1           8.8

------------------------------------------------------------------------------------------------------------------------------------
GENERAL DATACOMM INDS                                                               19.8

------------------------------------------------------------------------------------------------------------------------------------
AVERAGE
------------------------------------------------------------------------------------------------------------------------------------
MEDIAN
------------------------------------------------------------------------------------------------------------------------------------


Comparable Public Company Analysis
Market Performance Summary
                                                                           Confidential Information - For Discussion Purposes Only
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                          MVIC Value to             Enterprise Value to
                                                                 -------------------------------- ---------------------------------
                                LTM                                LTM                              LTM
                             ----------- ----------- ----------- --------- ---------- ----------- --------- --------- -------------
                               Sales        EBIT       EBITDA     Sales      EBIT       EBITDA     Sales      EBIT      EBITDA
ADC TELECOMMUNICATIONS INC     $  954.1   $ (856.8)   $ (764.5)      1.76       N.M.        N.M.      1.38      N.M.       N.M.
ADTRAN INC                        348.6        45.5        61.8      4.03      30.85       22.71      3.63     27.81      20.47
CARRIER ACCESS CORPORATION         45.0      (38.0)      (31.8)      0.54       N.M.        N.M.      0.20      N.A.       N.M.
CENTILLIUM COMMUNICATIONS         110.2      (27.8)      (25.5)      1.30       N.M.        N.M.      0.39      N.A.       N.M.
PARADYNE NETWORKS INC              91.4      (23.0)      (14.6)      0.61       N.M.        N.M.      0.10      N.M.       N.M.
VERILINK CORP                      28.2         1.6       (2.0)      0.57       9.91        N.M.      0.31      5.44       N.M.

------------------------------------------------------------------------------------------------------------------------------------
GENERAL DATACOMM INDS

------------------------------------------------------------------------------------------------------------------------------------
AVERAGE                                                              1.47      20.38       22.71      1.00     16.62      20.47
------------------------------------------------------------------------------------------------------------------------------------
MEDIAN                                                               0.95      20.38       22.71      0.35     16.62      20.47
------------------------------------------------------------------------------------------------------------------------------------

[1] MVIC Value is defined as market value of common equity, plus total debt, plus preferred stock
[2] Enterprise Value is defined as market value of common equity, plus total debt, plus preferred stock, less cash



            COMPARABLE COMPANY VALUATION SUMMARY

     -----------------------------------------------------------------------------------

                                              LTM    Comparable
                                             Sales     Median        MVIC Value Based
                                                     Sales Multip   on Multiple of Sales
                                            --------------------------------------------
     General Datacomm Inds                    $ 23.3    0.95               $22.3

     -----------------------------------------------------------------------------------

     MVIC Value                                                            $22.3
     -----------------------------------------------------------------------------------
                                                                -----------------
     Less: Debt                                                            $19.8
                                                                -----------------
     Equity Value (Marketable/Minority Interest Basis)                      $2.5

     Less: Discount for Lack of Marketability    35%                         0.9
     Equity Value (Non-Marketable/Minority Interest Basis)                   1.6

     Plus: Control Premium                       40%                         0.6
     Equity Value (Non-Marketable/Controlling Basis)                         2.2

     Plus: Debt                                                             19.8

     -----------------------------------------------------------------------------------

     MVIC Value (Non-Marketable/Controlling Basis)                         $22.0
     -----------------------------------------------------------------------------------


                                    EXHIBIT F

               SUMMARY OF CHODAN'S CRITIQUE OF COMMITTEE VALUATION

                              Chodan Advisors, Inc.
                               655 Barrymore Lane
                              Mamaroneck, NY 10543
                             Telephone 914 381 2829
                                Fax 914 381 4062


Memo

To:               General Datacomm Industries, Inc.

From:             Arnold Kastenbaum

Subject:          Deloitte & Touche Valuation Analysis

Date:             5/15/03



Chodan Advisors, Inc. ("Chodan"), as the financial advisor to General Datacomm Industries, Inc. ("GDC" or the "Company"), prepared a valuation of the Company based upon information previously set forth in the Company's Amended Disclosure Statement filed April 29, 2003 and has updated the valuation for inclusion in the Company's Amended Disclosure Statement to be filed on May 15, 2003.

We have reviewed the Summary of Work Performed by Deloitte & Touche ("DT"), regarding GDC and the valuation analysis included therein on behalf of the Official Committee of Unsecured Creditors. We disagree with a number of the points DT raised as summarized below. While we do not agree with DT's reduced projections, we note that even according to DT's reduced projections GDC will be able to meet all its debt obligations under the Plan within the projected period.

     o DT applied a 40% tax rate to GDC's projected profits notwithstanding the availability of significant net operating loss carry forwards ("NOL's") which GDC believes will shield projected profits through the projection period from taxes. Assuming no other changes in DT's evaluation, the elimination of the income tax payments from DT's valuation would increase the valuation from $31,585,000 to $43,626000.

     o DT applied a lack of marketability discount in its valuation which is not applicable to a public company like GDC. Eliminating this discount together with the elimination of income tax payments results in a valuation of $51,417,000.

     o A valuation inconsistency exists in DT's analysis. The reduced DT projections indicate that all debt obligations can be satisfied in full yet DT's final determination of value indicates that the debt is not covered by the valuation.

     o DT used stock prices of March 31,2003 for its comparables while the use of more current stock prices of May 13, 2003 for the comparables results in a valuation range of $39,600,000 to $51,260,000 versus the $22,300,000 DT shows.

     o DT significantly reduced GDC's projected revenues relying chiefly on broad industry conditions and did not address specific factors favoring GDC's future revenue growth while citing significant projected growth for a number of GDC's competitors.

Discounted Cash Flow Value Approach

Taxes

DT assumed a 40% tax rate even though GDC has significant net operating loss carryfowards, which GDC believes will effectively shield all profits from taxes for the foreseeable future. The total reduction DT used for taxes is $18,904,000 for 2003 through 2007. The correction of this item alone would have a significant effect on their valuation. While not accepting any of DT's differences, we note however, that eliminating the taxes alone from the DT calculation changes the valuation from $31,585,000 to $43,626,000. It is important to note that (as discussed below) even though we do not believe it is correct, in this calculation we reduced the valuation for a "discount due to lack of marketability" to remain consistent with DT's methodology. The elimination of this "discount" results in a further revised enterprise valuation of $51,417,000 versus $31,585,000.

Marketability Discount and Control Premium

With respect to the discount for lack of marketability (35%) we note the following: The lead article, as well as others that DT provided to GDC for support of this discount concerns itself with "estimating appropriate discounts for lack of marketability for both minority and controlling interests in closely held businesses." These articles refer to "Shares of closely held companies, most of which will never be freely tradable" and "restricted shares of publicly traded companies." Since GDC will emerge from bankruptcy as a public company neither of these applies to GDC and thus the articles do no support DT's methodology.

Regarding the control premium, we note that in the DT valuation it is applied after the marketability discount. Common practice requires the control premium to be applied first and then the marketability discount. When these factors are applied in this order and tax payments are eliminated, the DT valuation increases to $49,414,000 even including the marketability discount with which we disagree. Eliminating the marketability discount and control premiums from the calculation and also eliminating the tax reduction, results in an enterprise valuation of $51,417,000 based upon DT's reduced projections while keeping all other DT assumptions unchanged.

Valuation and Cash flow Inconsistency

DT's valuation indicates that, using their reduced projections, GDC will generate enough free cash flow to pay all principal and interest obligations on its debt. However, DT's final determination of value indicates that the debt is not covered by the valuation. This inconsistency is a function of the elimination of the NOL's in DT's calculation and points to the need to correct this assumption.

Other

The residual value appears to be low. A comparison of DT's residual value to other valuation matrices reveals the following: The $34,673,000 residual value shown by DT is 2.78 times DT's projected EBITDA of $12,478,000 and only 0.8 times their projected revenue in 2007. These multiples appear too low for a company exhibiting the performance shown even in the reduced projections. We note that DT showed sales comparative multiples of an average of 1.47 times with a median of 0.95 times, using March 31, 2003 market prices. Using more current stock prices the median of the DT selected comparables sales multiples is 1.7 times and the average is 2.2 times. Applying these sales multiples to the DT 2007 sales projection of $44,100,000 yields a range of residual value of between $74,970,000 and $97,020,000 versus the $34,673,000 DT computes. This would add between $14,225,000 and $22,008,000 to the DT valuation.

DT assumed a valuation date effective March 31, 2003 effectively assuming emergence from bankruptcy on that date. Since such emergence is not expected until sometime after June 30, 2003, this adds at least three months of additional discounting which further reduces the valuation.

Revenues

The projections used by DT are significantly reduced from those provided by GDC. DT states its view that GDC's revenue projections "appear aggressive" and references certain industry data to support their reductions to GDC's projections. However, the determination of the amount of the reductions are not documented and therefore, appear arbitrary. With respect to the Customer Environment, DT notes that they expect revenue growth in 2004 to be 11% for ADC, 10% for Adtran, 55% for Centillium, and 52% for Paradyne. These higher projections as well as specific factors favoring GDC's growth, do not appear to be considered in DT's reduced revenue projections for GDC.

Sensitivity Analysis

With respect to DT's view that GDC's revenue projections appear aggressive we have performed a variety of sensitivity analyses as applied to GDC's projections and the valuation ascribed thereto. Using our valuation model, for each of the major variables of EBITDA, revenue and gross margins, we performed a sensitivity analysis to determine what each of these variables would have to be reduced by in order to yield a breakeven level of common equity. In other words, we stressed the valuation model to determine, for example, what could projected EBITDA be reduced by while still providing enough value to cover the debt.

The following chart shows the results of this analysis. This analysis is based upon the assumptions set forth in the Disclosure Statement to be filed May 15, 2003 and based upon a cost of equity capital of 30%.

------------------------------------- -----------------------------------
                                            Breakeven For Equity
------------------------------------- -----------------------------------
          EBITDA Reduction                           59%
------------------------------------- -----------------------------------
          Revenue Reduction                          38%
------------------------------------- -----------------------------------
          Gross Margins                              38%
------------------------------------- -----------------------------------


This chart shows, for example that using a 30% cost of equity capital and holding all other factors constant in our valuation model, EBITDA can fall by 59% in each of the projected periods and the resulting valuation will cover all of GDC's debt.


Discount Rate Calculation

In the current DT valuation there is no explanation for how the Weighted Average Cost of Capital (WACC) is determined. Since a previous explanation was provided in DT's previous valuation of October 2003 our comments are based on that document.

One of the most important factors in determining value using a DCF approach is the WACC that is used to discount expected future cash flows. WACC is commonly determined by using the Capital Asset Pricing Model (CAPM) which has as it's components a risk free rate, beta, and market premium. Aside from using CAPM, which attempts to derive the cost of equity capital, one must determine both the cost and proportion of debt in the capital structure.

In their cost of equity calculation, DT added a 2% company specific risk cost premium. No justification was offered for this. Accepted valuation theory indicates that application of an appropriate beta allows for individual company specific risk. Since DT used a beta of 2, which we do not take exception to, it appears that the company specific risk premium is duplicated and should not be applied.

DT used a debt to capital ratio of 5% based upon the average of the comparables even though GDC will emerge with a ratio of at least 30%. While there is some literature that suggests an appropriate ratio is that of an industry norm we believe that the correct ratio is one based upon company specific data. The IRS supports this view. In the IRS Business Valuation Standards literature, Invested Capital is defined as "the sum of equity and debt in a business enterprise. Debt is typically a) all interest bearing debt or b) long-term interest-bearing debt." Furthermore, if a ratio other than the one actually employed by the company is used an adjustment must be made to reflect the value derived from being able to take advantage of lower capital costs.

Comparable Analysis

While we take exception to the validity of using market comparables as noted in our valuation presented in the Disclosure Statement, we note a number of points with regard to DT's use of market comparables in their analysis. The most obvious is the use of stale data. DT used stock market prices of March 31, 2003 for their analysis. We note that between March 31, 2003 and May 13, 2003 the stock prices of the comparables used by DT moved up an average of 54.1%. Updating DT's spreadsheet for this change alone results in average and median sales multiples of 2.2 and 1.7 times, respectively. Using these revised averages applied to LTM sales of $23.3 million results in valuations of $51.3 million and $39.6 million, respectively, versus the $22.3 million DT used. We note that these figures do not include non-core assets the inclusion of which would significantly increase valuations.

The only "benchmark" valuation DT used was market enterprise value as a percentage of sales. This benchmark, while not uncommon, generally is not regarded as a reliable measurement guide and typically shows a very wide range. In addition, it is only theoretically correct if there is a consistency in the ratio of profitability to sales. A more commonly used valuation benchmark is an EBITDA multiple. We note that only one of the comparable companies chosen by DT had a positive EBITDA and currently trades at 29.4 times EBITDA. Applying this multiple to DT's EBITDA 2004 projection of $9,054,000 yields a valuation of $266 million. While we do not suggest that this is the right multiple to apply to GDC, we do point out the difficulty in applying market comparables in this sector. The tremendous volatility in the sector speaks to this point as well. This point is emphasized by the large change in the comparable companies stock prices over a six-week period. Additionally, we note that the average range of stock prices of DT's comparables over the past 52 weeks has been over 600% adding credence to the argument. Furthermore, DT has chosen only six comparables and we suggest that it is difficult to draw valid conclusions from such a small field. We point out that a review of Market Guide, an unbiased collection of market data, indicates that as of May 13, 2003 the industry and sector traded at
5.00 and 4.65 times sales, respectively, versus a 3.16 multiple for the S & P. This data alone indicates that by merely altering the selection of comparables there can be widely varying conclusions as to value.

Conclusion

Our review of the Summary of Work Performed By Deloitte & Touche noted a number of technical and theoretical points that result in material reductions in the DT valuation of GDC. We recognize that some of the points we raise, such as the variation of the projections prepared by DT versus those prepared by GDC are subject to debate. However, we believe that a number of points are not subject to serious debate, such as the use of stale data or the payment of taxes when the reorganized debtor will be able to avail itself of tax shields. Although we take exception with many of DT's assumptions and calculations, nevertheless DT's projections reflect that all of GDC's debt obligations can be satisfied.

                                    EXHIBIT G


                              LIQUIDATION ANALYSIS

Chapter 7 Liquidation Analysis

The "Best Interest Test" under Section 1129 of the Bankruptcy Code requires that each holder of impaired claims or impaired interests receive property with a value not less than the amount such holder would receive in a Chapter 7 liquidation. As indicated above, the Company believes that under the Plan, Holders of Impaired Claims or Impaired Equity Interests will receive property with a value equal to or in excess of the value such Holders would receive in a liquidation of the Company under Chapter 7 of the Bankruptcy Code.

The Chapter 7 Liquidation Analysis set forth herein demonstrates that the Plan satisfies the requirements of the "Best Interest Test." To estimate potential returns to Holders of Claims and Equity Interests in a Chapter 7 liquidation, the Company determined, as might a bankruptcy court conducting such an analysis, the amount of liquidation proceeds that might be available for distribution and the allocation of such proceeds among the classes of Claims and Equity Interests based on their relative priority. The Company considered many factors and data, including (i) the Company's operating and projected financial performance, (ii) the attractiveness of the Company's assets to potential buyers, (iii) the potential universe of buyers, (iv) the potential impact of chapter 7 cases upon the businesses of the Company, as well as possible buyers' pricing strategies,
(v) the relative timing of the potential sale of the Company's assets, and (vi) an analysis of the liabilities and obligations of the Company. The Company has assumed that the liquidation of all assets would be conducted in an orderly manner. The liquidation proceeds available to the Company for distribution to Holders of Claims against and Equity Interests in the Company would consist of the net proceeds from the disposition of the assets of the Company, augmented by any other cash held and generated during the assumed holding period stated herein by the Company and after deducting the incremental expenses of operating the business pending disposition.

In general, liquidation proceeds would be allocated in the following priority:
(i) first, to the Claims of secured creditors to the extent of the value of their collateral; (ii) second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Company's Chapter 7 cases, including tax liabilities; (iii) third, to the unpaid Administrative Claims of the Reorganization Case; (iv) fourth, to other Claims entitled to priority in payment under the Bankruptcy Code; (v) fifth, to Unsecured Claims;
(vi) sixth, to Holders of Preferred Stock, and (vii) seventh, to Holders of Old Common Stock.

The Company's liquidation costs in a Chapter 7 case would include the compensation of a bankruptcy trustee, as well as compensation of counsel and other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the operation of the Company during the pendency of the Chapter 7 cases and all unpaid Administrative Claims incurred by the Company during the Reorganization Case that are allowed in the Chapter 7 case. The liquidation itself might trigger certain Priority Claims. These Priority Claims would be paid in full out of the net liquidation proceeds, after payment of secured Claims, Chapter 7 costs of administration and other Administrative Claims, and before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Equity Interests.

The following Chapter 7 liquidation analysis is provided solely to discuss the effects of a hypothetical Chapter 7 liquidation of the Company and is subject to the assumptions set forth herein. There can be no assurance that such assumptions would be accepted by a bankruptcy court. The Chapter 7 liquidation analysis has not been independently audited or verified.

Liquidation Value of the Company

The table below details the computation of the Company's liquidation value and the estimated distributions to Holders of Impaired Claims and Impaired Equity Interests in a Chapter 7 liquidation of the Company. This analysis is based upon a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Company. Accordingly, while the analysis that follow are necessarily presented with numerical specificity, there can be no assurance that the values assumed would be realized if the Company was in fact liquidated, nor can there be any assurance that a bankruptcy court would accept this analysis or concur with such assumptions in making its determinations under Section 1129(a) of the Bankruptcy Code. Actual liquidation proceeds could be materially lower or higher than the amounts set forth below; no representation or warranty can or is being made with respect to the actual proceeds that could be received in a Chapter 7 liquidation of the Company. The liquidation valuations have been prepared solely for purposes of estimating proceeds available in a Chapter 7 liquidation of the Company's Estate and do not represent values that may be appropriate for any other purpose. Nothing contained in these valuations is intended or may constitute a concession or admission of the Company for any other purpose.

In preparing the Hypothetical Liquidation Analysis, Chodan was provided financial information and certain assumptions from GDC's management. Chodan did not assume any responsibility for independent verification of any of the information that was provided and relied on such information being complete and accurate in all material respects.

Methods for Determining Gross Proceeds from Liquidation

To estimate the potential returns to Holders of Claims and Interests in a Chapter 7 liquidation, the Company determined, as might a bankruptcy court conducting such an analysis, the amount of liquidation proceeds that might be available for distribution and the allocation of such proceeds among the Classes of Claims and Interests based on their relative priority.

The Company developed a liquidation analysis based upon a "forced liquidation" sale, such as an auction or other similar-type sale of the assets of the Company occurring over a period of six months starting August 5, 2003 and ending by February 5, 2004. The gross proceeds were based upon estimates from the Company and its financial advisors in light of a "forced liquidation" scenario. As set forth more particularly in the chart that follows, among the assumptions underlying the generation of Cash from liquidation of the Company's assets are that the Company's (i) accounts receivable would realize a return of approximately 90% of book value based upon the estimated recoveries based upon the financial strength of the majority of GDC's customers, (ii) inventory would realize a return of approximately 100% of book value, (which approximates 13% of gross value before reserves), after accounting for the salability of the inventory and allowing for the costs of collection or sale in bulk, (iii) property and equipment would realize a return of approximately 50% of book value, and (iv) real estate and other assets held for sale or collection would realize a return of approximately 150% of book value or $9,375 based upon fair market value estimates and estimated recoveries.

Nature and Timing of the Liquidation Process

Under Section 704 of the Bankruptcy Code, a Chapter 7 trustee must, among other duties, collect and convert the property of the debtor's estate to cash and close the estate as expeditiously as is compatible with the best interests of the parties in interest. Solely for the purposes of this liquidation analysis, it is assumed that the case would be converted to a Chapter 7 liquidation on August 5, 2003. The Company assumes dispositions of its assets in multiple transactions, rather than as an entirety or a piecemeal liquidation of the Company's operating assets, during a 6-month period ending February 5, 2004.

Additional Liabilities and Reserves

The Company believes that there would be certain actual and contingent liabilities and expenses for which provision would be required in a Chapter 7 liquidation before distributions could be made to creditors in addition to the expenses that would be incurred in a Chapter 11 reorganization, including: (a) certain liabilities that are not dischargeable pursuant to the Bankruptcy Code;
(b) Administrative Claims including the fees of a trustee, counsel and other professionals (including financial advisors and accountants) and other liabilities; and (c) certain administrative costs including post-petition trade payables and general and corporate costs associated with the orderly wind-down of the business.

Conclusion

In summary, the Company believes that a Chapter 7 liquidation of the Company would result in a diminution in the value to be realized by the Holders of Claims and Equity Interests. As set forth in the table below, management of the Company estimates that the total liquidation proceeds available for distribution, net of Chapter 7 expenses, would aggregate approximately $20.1 million. The Company believes that the holders of claims other than those of the Secured Bank Claims would receive no value in a liquidation of the Company under Chapter 7 of the Bankruptcy Code. The Holders of the Secured Bank Claims, Other Unsecured Debt, and Administrative Claims, Priority Claims and Equity Interests are expected to receive recoveries under the Plan in excess of that shown in a Chapter 7 liquidation. Based upon the foregoing analysis, in a Chapter 7 liquidation, the recovery for the Company's creditors, in aggregate, would be less than the proposed distribution under the Plan. Consequently, the Company believes that the Plan, which provides for the continuation of its business, would prove a substantially greater ultimate return to the Holders of Claims and Equity Interests than would a Chapter 7 liquidation. The following table estimates the Company's assets as of February 28, 2003, and the amount of recovery on each asset.

Liquidation Analysis

------------------------------------------------------------------------------------------------------------------
($'s in 000's)                                                                    Est.         Est.
                                                        2/28/03       Est.     Liquidation     Plan
                                                      Book Value    Recovery    Proceeds    Recovery(1)   Notes
                                                     -----------    --------   -----------  -----------  -------
Cash and cash equivalents                            $     1,292         100%       $1,292
Accounts receivable                                  $     4,313          90%       $3,882                     2
Inventories                                          $     5,023         100%       $5,023                     3
Other current assets                                 $       908          10%          $91                     4
Property, plant and equipment, net                   $         5          50%          $3
Land, buildings and other assets held for sale
  or collection                                      $     6,269         150%       $9,375                     5
Other assets                                         $         4          50%           $2
Net assets of discontinued operations                $        92          50%          $46
Chapter 5 potential avoidance claim                                                   $500

Total net proceeds available for distribution        $    17,906                   $20,213

                                                          Est.


Total net proceeds available for distribution        $   20,213

Trustee fees                                         $      606          100%    $     606             n/a     6
Wind down costs                                      $      903          100%    $     903             n/a     7
Total                                                $    1,509                  $   1,509

Proceeds available for secured claims                $   18,704

Secured Claims
Notes payable                                        $   24,258           77%     $ 18,704             100%    8
Unsecured Claims                                     $   25,000            0%           $0             100%    8
Preferred Stock                                      $   24,900            0%           $0             100%    8
Common Stock                                         $    3,328            0%           $0              >0     9

---------------
1 Under the Plan all creditor claims are estimated to be satisfied in full.
2 Receivables from major phone cos
3 B/S value is net of reserves of $37.27mm. Effective liquidation rate is 13%.
4 Mostly prepaids. Possible recovery of prepaid insurance premiums.
5 Contains assets held for sale or collection.
6 Calculated as 3% of recovery.
7 Includes estimated salaries, utilities, insurance, removal and miso. expenses. 8 Book value does not reflect settlement as provided by the Plan of
  Reorganization, nor does it reflect any reduction of the amount owed to lenders if the lender's claim was fully litigated.
9 Recovery for common stock assumed to be positive under the plan. Valuation not determined.